CUSIP No. 67611R100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Odyne Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

67611R100
(CUSIP Number)

Joseph P. Bartlett, Esq.
Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067
(310) 201-7481
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2007
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67611R100

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A)	/X/
		(B)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power
		-0-

Number of Shares	(8)	Shared Voting Power
Beneficially Owned		19,333,333
by Each Reporting
Person With	(9)	Sole Dispositive Power
		-0-

	(10)	Shared Dispositive Power
		19,333,333

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
19,333,333

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
43.2%(1)

(14)	Type of Reporting Person (See Instructions)
IN
_____________
(1)	Based on 44,768,114 shares of common stock outstanding, calculated in accordance with Rule 13D. See Item 5 for a more detailed description.

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CUSIP No. 67611R100

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A)	/X/
		(B)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power
		-0-

Number of Shares	(8)	Shared Voting Power
Beneficially Owned		19,333,333
by Each Reporting
Person With	(9)	Sole Dispositive Power
		-0-

	(10)	Shared Dispositive Power
		19,333,333

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
19,333,333

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
43.2%(1)

(14)	Type of Reporting Person (See Instructions)
IN
_____________
(1)	Based on 44,768,114 shares of common stock outstanding, calculated in accordance with Rule 13D. See Item 5 for a more detailed description.

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CUSIP No. 67611R100

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A)	/X/
		(B)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power
		-0-

Number of Shares	(8)	Shared Voting Power
Beneficially Owned		19,333,333
by Each Reporting
Person With	(9)	Sole Dispositive Power
		-0-

	(10)	Shared Dispositive Power
		19,333,333

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
19,333,333

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
43.2%(1)

(14)	Type of Reporting Person (See Instructions)
OO
_____________
(1)	Based on 44,768,114 shares of common stock outstanding, calculated in accordance with Rule 13D. See Item 5 for a more detailed description.

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CUSIP No. 67611R100

Item 1.    Security and Issuer

Issuer:  Odyne Corporation

Security:  Common Stock, par value $0.001 per share (“Common Stock”)

Item 2.    Identity and Background

(a) This Statement is being filed by The Quercus Trust (the “Trust”), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 1835 Newport Blvd. A109 - PMB 467, Costa Mesa, California 92627.

(c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America.  The Trust is a California statutory trust.

Item 3.    Source and Amount of Funds or Other Consideration

All shares of Common Stock were purchased using personal funds.

Item 4.    Purpose of Transaction

The shares of Common Stock were purchased by the Trust for investment purposes.  The Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.    Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 19,333,333 shares of Common Stock (a sum of 8,333,333 shares of Common Stock; a warrant to purchase up to 2,666,667 shares of Common Stock, with an exercise price of $0.75 per share and an expiration date of 10/26/2010; plus a warrant to purchase up to 8,333,333 shares of Common Stock, with an exercise price of $0.72 per share and an expiration date of 3/27/2013), representing 43.2% of the total outstanding shares of Common Stock (based on 21,101,448 shares of Common Stock as reported on the Issuer’s 10-KSB filed with the SEC on 3/31/2008 and after giving effect to the exercise of said warrants).  The reported securities are held of record by the Trust.

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CUSIP No. 67611R100

(b) The Reporting Persons have shared voting and dispositive power with respect to their beneficial ownership of 19,333,333 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock owned by the Trust.

(c) Since October 26, 2007, the Trust has purchased shares of Common Stock as follows:

Date	Number of Shares	Price Per Share
3/27/2008	8,333,333	$0.6000

In addition, pursuant to the terms of a private placement completed on 10/26/2007 (the “First Private Placement”), the Reporting Persons acquired from the Issuer (i) a 10% Senior Secured Convertible Debenture in the aggregate principal amount of $2,000,000 (the “Debenture”), and (ii) a warrant to purchase up to 2,666,667 shares of Common Stock (the “Warrant”).  The Debenture is not convertible within 60 days of the filing of this Schedule 13D.  The Warrant, however, is  presently exercisable, has an exercise price of $0.75 per share, and expires on 10/26/2010.  The total purchase price for both the Debenture and the Warrant was $2,000,000.  A form of the Debenture, the Warrant, a Subscription Agreement, a Registration Rights Agreement, and a Security Agreement, all executed in connection with the First Private Placement, are attached hereto as Exhibits B through F, respectively, and incorporated herein by reference.

Furthermore, pursuant to the terms of a private placement completed on 3/27/2008 (the “Second Private Placement”), in addition to the 8,333,333 shares of Common Stock above reported, the Reporting Persons acquired a presently exercisable warrant to purchase up to 8,333,333 shares of Common Stock (the “Second Warrant”), with an exercise price of $0.72 per share and an expiration date of 3/27/2013.  The total purchase price for the 8,333,333 shares of Common Stock and the Second Warrant was $5,000,000.  A form of the Second Warrant, a Securities Purchase Agreement, and a Registration Rights Agreement, all executed in connection with the Second Private Placement, are attached hereto as Exhibits G through I, respectively, and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With

Respect to Securities of the Issuer

(a)           Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)           10% Senior Secured Convertible Debenture, executed in connection with the First Private Placement

(c)           Warrant to Purchase Common Stock, executed in connection with the First Private Placement

(d)           Subscription Agreement, executed in connection with the First Private Placement

(e)           Registration Rights Agreement, executed in connection with the First Private Placement

(f)           Security Agreement, executed in connection with the First Private Placement

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CUSIP No. 67611R100

(g)           Warrant to Purchase Common Stock, executed in connection with the Second Private Placement

(h)           Securities Purchase Agreement, executed in connection with the Second Private Placement

(i)           Registration Rights Agreement, executed in connection with the Second Private Placement

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D

Exhibit B:  Form of 10% Senior Secured Convertible Debenture, executed in connection with the First Private Placement

Exhibit C:  Form of Warrant to Purchase Common Stock, executed in connection with the First Private Placement

Exhibit D:  Form of Subscription Agreement, executed in connection with the First Private Placement

Exhibit D:  Form of Registration Rights Agreement, executed in connection with the First Private Placement

Exhibit F:  Form of Security Agreement, executed in connection with the First Private Placement

Exhibit G:  Form of Warrant to Purchase Common Stock, executed in connection with the Second Private Placement

    Exhibit H:  Form of Securities Purchase Agreement, executed in connection with the Second Private Placement

    Exhibit I:  Form of Registration Rights Agreement, executed in connection with the Second Private Placement

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CUSIP No. 67611R100

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: April 4, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

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CUSIP No. 67611R100

Exhibit A

Agreement Regarding Joint Filing of Schedule 13D

The undersigned agree that the Schedule 13D with respect to the Common Stock of Odyne Corporation is a joint filing being made on their behalf.

Dated: April 4, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

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Exhibit B

THIS DEBENTURE AND ANY SHARES ACQUIRED UPON THE CONVERSION OF THIS DEBENTURE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR WITHOUT DELIVERING AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

US $ ________________________	____, 2007

10% SENIOR SECURED CONVERTIBLE DEBENTURE

This Debenture is one of a series of Debentures (the “Debenture”) in the aggregate principal amount of $3,500,000.

THIS DEBENTURE of ODYNE CORPORATION., a Delaware corporation (the “Company”), in the aggregate principal amount of __________ Thousand Dollars (US $____,000).

FOR VALUE RECEIVED, the Company promises to pay to _______________, or its registered assigns (the “Holder”), the principal sum of ____________ Dollars (US $___,000), on or prior to the earlier of (i) a Subsequent Financing (as defined herein) or _______, 2009, [18 months after the Original Issuance Date] (the “Maturity Date”) and to pay interest to the Holder on the principal sum at the rate of ten percent (10.0%) per annum. Interest shall accrue daily commencing on the Original Issuance Date (as defined in Section 1 below) in the form of cash or freely trading shares of Common Stock of the Company selected by the Company until payment in full of the principal sum, together with all accrued and unpaid interest, has been made or duly provided for. In the event that the Company elects to have the interest on this Debenture payable in Common Stock, the shares of Common Stock shall be valued at the VWAP (as defined below) for the ten (10) days immediately preceding the date that such interest is due. Payment of accrued but unpaid interest shall be payable quarterly commencing March 31, 2008 and shall be payable within thirty (30) days of such interest being due and payable. If at any time after the Original Issuance Date an Event of Default has occurred and is continuing, interest shall accrue at the rate of fifteen percent (15%) per annum from the date of the Event of Default and the applicable cure period through and including the date of payment. Interest due and payable hereunder shall be paid to the person in whose name this Debenture (or one or more successor Debentures) is registered on the records of the Company regarding registration and transfers of the Debenture (the “Debenture Register). A transfer of the right to receive principal and interest under this Debenture shall be transferable only through an appropriate entry in the Debenture Register as provided herein.

This Debenture is subject to the following additional provisions:

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Subscription Agreement dated on or about the Original Issuance Date pursuant to which the Debenture was originally issued (the “Subscription Agreement”) As used in this Agreement, the following terms shall have the following meanings:

“Common Stock” shall mean the shares of Common Stock of the Company (as adjusted for any reverse splits, forward splits, combination, reclassification or stock dividend from the date hereof).

“Common Stock Equivalents” shall mean any stock options, warrants, convertible securities, debt instruments or other rights to purchase or acquire shares of Common Stock.

“Conversion Date” shall mean the date upon which the conversion of this Debenture shall be effective.

“Conversion Ratio” means, at any time, a fraction, the numerator of which is the then outstanding principal amount represented by the Debenture plus accrued but unpaid interest thereon, and the denominator of which is the applicable conversion price at such time.

“Floor Conversion Price” shall mean $.25 per share of Common Stock, subject to adjustment.

“Market Price” shall mean 70% of the VWAP of the Common Stock for the ten (10) business day period prior to the Conversion Date.

“Notice of Conversion” shall have the meaning set forth in Section 4(a) hereof.

“Original Issuance Date” shall mean the date of the first issuance of this Debenture regardless of the number of transfers hereof.

“Principal Trading Market” shall mean The National Association of Securities Dealers Inc.’s Over-The-Counter Bulletin Board, the Pink Sheets, or a national securities exchange or national quotation system.

“Subsequent Financing” shall mean the completion by the Company of one or a series of related debt or equity financing transactions for minimum gross proceeds of $5,000,000, exclusive of any financing transaction by a factor or commercial bank.

“Subsequent Financing Conversion Price” shall mean 80% of the purchase price of the securities purchased in a Subsequent Financing, or in the case that the Subsequent Financing shall consist of units to purchase securities, then 80% of the purchase price of said units.

“Transaction Documents” shall mean (i) this Debenture, (ii) the Subscription Agreement, Security Agreement and Registration Rights Agreement between the Holder and the Company of even date herewith and (iii) the Warrant to purchase Common Stock issued by the Company to the Holder.

“VWAP” means the daily volume weighted average price of the Common Stock on the Principal Trading Market as reported by Bloomberg Financial L.P. (Based on a trading day from 9:30 a.m., New York time to 4:00 p.m., New York time) using the VWAP function on the date in question.

Section 2. Denominations of Debenture. The Debenture is exchangeable for an equal aggregate principal amount of the Debenture of different authorized denominations, as requested by the Holder surrendering the same, but shall not be issuable in denominations of less than integral multiplies of Ten Thousand Dollars (US$10,000.00). No service charge to the Holder will be made for such registration of transfer or exchange.

Section 3. Events of Default and Remedies.

I. “Event of Default,” when used herein, means any one of the following events (whatever the reason and whether any such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(a)    any default in the payment of the principal of or interest on this Debenture as and when the same shall become due and payable;

(b)    the Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of, this Debenture, and such failure or breach shall not have been remedied within thirty (30) Business Days of its receipt of notice of such failure or breach;

(c)    the occurrence of any event or breach or default by the Company under the Transaction Document and, if there is a cure period, such failure or breach shall not have been remedied within the cure period provided for therein;

(d)    the Company or any of its subsidiaries shall commence a voluntary case under the United States Bankruptcy Code as now or hereafter in effect or any successor thereto (the “Bankruptcy Code”); or an involuntary case is commenced against the Company under the Bankruptcy Code and the petition is not controverted within thirty (30) days, or is not dismissed within sixty (60) days, after commencement of the case; or a “custodian” (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or any substantial part of the property of the Company or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or there is commenced against the Company any such proceeding which remains undismissed for a period of sixty (60) days; or the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of thirty (30) days; or the Company makes a general assignment for the benefit of creditors; or the Company shall fail to pay, or shall state in writing that it is unable to pay its debts generally as they become due; or the Company shall call a meeting of its creditors with a view to arranging a composition or adjustment of its debts; or the Company shall by any act or failure to act indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company for the purpose of effecting any of the foregoing;

(e)    the Company shall default in any of its obligations under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of the Company in an amount exceeding One Hundred Thousand Dollars ($100,000.00), whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(f)    the Company shall have its Common Stock deleted or de-listed, as the case may be, from the Principal Trading Market which such Common Stock is listed for trading or suspended from trading thereon, and shall not have its Common Stock re-listed or have such suspension lifted, as the case may be, within ten (10) Trading Days of such deletion or delisting;

(g)    the Company shall issue a press release, or otherwise make publicly known, that it is not honoring a properly executed and duly delivered Notice of Conversion complying with the terms of any of the Transaction Documents, for any reason whatsoever; and

(h)	The Company fails to issue shares of Common Stock to the Holder or to cause its transfer agent to issue shares of Common Stock upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Debenture, fails to transfer or to cause its transfer agent to transfer any certificate for shares of Common Stock issued to the Holder upon conversion of this Debenture and when required by this Debenture or the other Transaction Documents, and such transfer is otherwise lawful, or fails to remove any restrictive legend or to cause its transfer agent to transfer on any certificate or any shares of Common Stock issued to the Holder upon conversion of this Debenture as and when required by this Debenture or any of the Transaction Documents and such legend removal is otherwise lawful, and any such failure shall continue uncured for ten (10) business days after written notice of such failure.

II. (a) If any Event of Default occurs, and continues beyond a cure period, if any, then the Holder may, by written notice to the Company, accelerate all of the payments due under this Debenture by declaring all amounts so due under this Debenture, whereupon the same shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are waived by the Company, notwithstanding anything contained herein to the contrary, and the Holder may immediately and without expiration of any additional grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by the Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. This shall include, but not be limited to the right to temporary, preliminary and permanent injunctive relief without the requirement of posting any bond or undertaking. During the period commencing upon delivery of a notice of an Event of Default and terminating upon the cure of such Event of Default, the Company shall not issue an equity or debt securities or any Common Stock equivalents, including any options, warrants, or convertible debt or convertible equity.

(b)    The Holder may thereupon proceed to protect and enforce its rights either by suit in equity and/or by action at law or by other appropriate proceedings whether for the specific performance (to the extent permitted by law) of any covenant or agreement contained in this Debenture or in aid of the exercise of any power granted in this Debenture, and proceed to enforce the payment of the Debenture held by it, and to enforce any other legal or equitable right of such Holder.

(c)    Except as expressly provided for herein, the Company specifically (i) waives all rights it may have (A) to notice of nonpayment, notice of default, demand, presentment, protest and notice of protest with respect to any of the obligations hereunder or the shares of Common Stock and (B) notice of acceptance hereof or of any other action taken in reliance hereon, notice and opportunity to be heard before the exercise by the Holder of the remedies of self-help, set-off, or other summary procedures and all other demands and notices of any type or description except for cure periods, if any; and (ii) releases the Holder, its officers, directors, agents, employees and attorneys from all claims for loss or damage caused by any act or failure to act on the part of the Holder, its officers, attorneys, agents, directors and employees except for gross negligence or willful misconduct.

Section 4. Conversion.

(a)    Commencing on the earlier of (i) twelve (12) months from the date hereof or (ii) the date of the closing of a Subsequent Financing, the Holder is entitled, at its option, to convert and sell on the same day, at any time and from time to time subject to restrictions set forth below, until payment in full of this Debenture, the principal amount of this Debenture, plus accrued and unpaid interest, in whole or in part, into either (i) shares of Common Stock at the Conversion Ratio if such conversion occurs based on the Market Price or (ii) the securities issued pursuant to a Subsequent Financing based on the Subsequent

Financing Conversion Price, if a Subsequent Financing should occur before the Conversion Date. If conversion is not made in connection with a Subsequent Financing the conversion price shall be the greater of (i) the Market Price or (ii) the Floor Conversion Price. , In the event that this Debenture has not been paid in full or converted in full, prior to the closing of a Subsequent Financing, then at least 10 days prior to the closing of a Subsequent Financing, the Company shall deliver a notice to the Holder (a “Subsequent Financing Notice”). The Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing and the Company shall attach thereto the subscription documents and other closing documents in connection with the Subsequent Financing. If the Holder desires to convert all or a portion of this Debenture together with the interest thereon into the securities offered in the Subsequent Financing, then the Holder shall complete the subscription documents and other closing documents in connection with the Subsequent Financing and return them to the Maker, at least three business days prior to the closing of the Subsequent Financing.

(b)    No fraction of shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share. To convert this Debenture, on the Conversion Date, the Holder hereof shall deliver written notice thereof, substantially in the form of Exhibit A to this Debenture, with appropriate insertions (the “Conversion Notice”), to the Company at its address as set forth herein.

(c)    The Company shall reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of this Debenture, such number of shares of Common Stock as shall from time to time be sufficient to effect such conversion, based upon the conversion price.

(d)    The issuance of a certificate or certificates for shares of Common Stock upon conversion of the Debenture shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issuance or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(e)    The Debenture converted into Common Stock shall be canceled upon conversion.

(f)    Each Notice of Conversion shall be given by facsimile to the Company no later than 4:00 p.m. New York time, on any Business Day. Any such notice shall be deemed given and effective upon the transmission of such facsimile at the facsimile telephone number specified in the Subscription Agreement (with printed confirmation of transmission). In the event that the Company receives the Notice of Conversion after 4:00 p.m. New York time, any such notice shall be deemed to have been given on the next Business Day.

(g)    When the Holder elects to convert a part of the Debenture, then the Company shall reissue a new Debenture in the same form as this Debenture to reflect the new principal amount.

(h)    If, at the time of issuance of shares of Common Stock upon conversion of this Debenture, no registration statement is in effect with respect to such shares under applicable provisions of the Act, the Company may, at its election, require that (i) the Holder provide written reconfirmation of the Holder’s investment intent to the Company, and (ii) any stock certificate evidencing Common Stock shall bear legends reading substantially as follows:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THIS CERTIFICATE THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.”

(i) The Floor Conversion Price shall be subject to adjustment as set forth below in this Section 4(i).

(a)    Adjustment for Stock Splits and Combinations. If the Company shall at any time, or from time to time after the date hereof (the “Original Issue Date”), effect a subdivision of the outstanding Common Stock, the Floor Conversion Price in effect immediately prior thereto shall be proportionately decreased, and conversely, if the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Floor Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(i) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(b)    Adjustment for Certain Dividends and Distributions. In the event the Company at any time, or from time to time after the Original Issue Date, shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Floor Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Floor Conversion Price then in effect by a fraction:

(i)    the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(ii)    the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Floor Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter, the Floor Conversion Price shall be adjusted pursuant to this Section 5(i)(b)(ii) as of the time of actual payment of such dividends or distributions.

(c)    Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then and in each such event provision shall be made so that the holders of this Debenture shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Company that they would have received had the Debentures been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion

Date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period under this Section 5(i)(c).

Section 5. Registration Rights. The Company is obligated to register the resale of the shares of Common Stock issuable upon conversion of this Debenture pursuant to the terms of the Registration Rights Agreement of even date herewith between the Company and the Holder.

Section 6. Ranking; Security. This Debenture and the other Debenture issued in this series shall rank senior to any other debt of the Company, and the Holder, pari passu among the other Holders of the Debenture, shall rank senior with respect to any payment of amounts due under this Debenture upon the liquidation, dissolution or otherwise of the Company. Except as set forth herein, so long as there are any obligations outstanding under this Debenture, no indebtedness of the Company is or shall become senior to this Debenture in right of payment, whether with respect of interest, damages or upon liquidation or dissolution or otherwise. The Company will not, directly or indirectly, enter into, create, incur or assume any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom, that is senior in any respect to the Company’s obligations under this Debenture. This Debenture shall be secured pursuant to the terms of the Security Agreement and shall be evidenced by a first priority lien on all of the assets of the Company.

Section 7. Absolute Payment Obligation. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Company. This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein.

Section 8. Prepayment.

(a)    Optional Prepayment. Commencing twelve (12) months from the date hereof, the Company shall have the right, by providing thirty (30) days prior written notice to the Holder, to prepay this Debenture without premium or penalty. A condition precedent to prepayment of this Debenture is that the Company is listed on a Principal Trading Market and the registration statement contemplated by the Registration Rights Agreement shall be declared effective by the U.S. Securities and Exchange Commission or the shares of Common Stock issuable upon conversion of the Debenture may be sold pursuant to Rule 144 under the Securities Act without volume limitations.

(b)    Mandatory Prepayment. In the event that the Company shall complete a Subsequent Financing prior to the Maturity Date, and the Holder has not converted this Debenture into the securities issued in a Subsequent Financing, then all amounts due under this Debenture shall become due and payable on the closing of the Subsequent Financing.

Section 9. No Rights of Stockholders. Except as otherwise provided herein or in the Subscription Agreement, this Debenture shall not entitle the Holder to any of the rights of a stockholder of the Company, including without limitation, the right to vote on or consent to any action, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into shares of Common Stock in accordance with the terms hereof.

Section 10. Loss, Theft, Mutilation or Destruction. If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of an affidavit of such loss, theft or destruction of such Debenture, and, if requested by the Company, an agreement to indemnify the Company in form reasonably acceptable to the Company.

Section 11. Governing Law. This Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof. Any action to enforce the terms of this Debenture, the Subscription Agreement or any other Transaction Document shall be exclusively brought in the state and/or federal courts in the state and county of New York. Service of process in any action by the Holder to enforce the terms of this Debenture may be made by serving a copy of the summons and complaint, in addition to any other relevant documents, by commercial overnight courier to the Company at its address set forth in the Subscription Agreement. The parties consent to the jurisdiction of the state and federal courts located in the state and county of New York.

Section 12. Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted to be given to any party hereunder shall be in writing and shall be deemed duly given only if delivered to the party personally or sent to the party by facsimile upon electronic confirmation receipt (promptly followed by a hard-copy delivered in accordance with this Section 12) or three days after being mailed by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, or if sent by nationally recognized overnight courier, one day after being mailed, addressed to the party at its address as set forth in Section 10.2 of the Subscription Agreement or such other address as may be designated hereafter by notice given pursuant to the terms of this Section 12.

Section 13.  Waiver. Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture in any other occasion. Any waiver must be in writing.

Section  14. Invalidity. If any provision of this Debenture is held to be invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is held to be inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

Section 15. Payment Dates. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next following Business Day.

Section 16.  Transfer; Assignment. This Debenture may not be transferred or assigned, in whole or in part, at any time, except in compliance by the transferor and the transferee with applicable federal and state securities laws.

Section 17. Fees of Enforcement. In the event any Party commences legal action to enforce its rights under this Debenture, the non-prevailing party shall pay all reasonable costs and expenses (including but not limited to reasonable attorney’s fees, accountant’s fees, appraiser’s fees and investigative fees) incurred in enforcing such rights.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized as of the date first above indicated.

ODYNE CORPORATION

By:  ___________________________
Name:
Title:

EXHIBIT A

NOTICE OF CONVERSION

(To be executed by the Holder in order to Convert the Debenture)

TO:

The undersigned hereby irrevocably elects to convert $      of the principal amount of the above Debenture into Shares of Common Stock of Odyne Corporation according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
Applicable Conversion Price:
Signature:
Name:
Address:
Amount to be converted:	$
Amount of Debenture unconverted:	$
Conversion Price per share:	$
Number of shares of Common Stock to be issued:
Please issue the shares of Common Stock in the following name and to the following address:
Issue to:
Authorized Signature:
Name:
Title:
Phone Number:
Broker DTC Participant Code:
Account Number:

Exhibit C

ODYNE CORPORATION
Warrant No.

WARRANT TO PURCHASE COMMON STOCK

VOID AFTER 5:00 P.M., EASTERN TIME,
ON THE EXPIRATION DATE

THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR WITHOUT DELIVERING AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

FOR VALUE RECEIVED, Odyne Corporation, a Delaware corporation (the “Company”), hereby agrees to sell upon the terms and on the conditions hereinafter set forth, at any time commencing on the date hereof but no later than 5:00 p.m., Eastern Time, on ________, 2010 (the “Expiration Date”), to ___________, or his, her or its registered assigns (the “Holder”), under the terms as hereinafter set forth, ______________________ (_____) fully paid and non-assessable shares of the Company’s Common Stock, par value $.001 per share (the “Common Stock”), at a purchase price per share of $0.75 (the “Warrant Price”), pursuant to the terms and conditions set forth in this warrant (this “Warrant”). The number of shares of Common Stock issued upon exercise of this Warrant (“Warrant Shares”) and the Warrant Price are subject to adjustment in certain events as hereinafter set forth.

This Warrant is one of a series of the Company’s Warrants to purchase Common Stock issued pursuant to the Subscription Agreement between the Company and the Holder dated of even date herewith.

1.    Exercise of Warrant.

(a)    The Holder may exercise this Warrant according to the terms and conditions set forth herein by delivering to the Company, at the address set forth in Section 10 prior to 5:00 p.m., Eastern Time, on the Expiration Date (i) this Warrant, (ii) the Subscription Form attached hereto as Exhibit A (the “Subscription Form”) (having then been duly executed by the Holder) and (iii) cash, a certified check or a bank draft in payment of the purchase price, in lawful money of the United States of America, for the number of Warrant Shares specified in the Subscription Form.

(b)    This Warrant may be exercised in whole or in part so long as any exercise in part hereof would not involve the issuance of fractional Warrant Shares. If exercised in part, the Company shall deliver to the Holder a new Warrant, identical in form to this Warrant, in the name of the Holder, evidencing the right to purchase the number of Warrant Shares as to which this Warrant has not been exercised, which new Warrant shall be signed by the Chief Executive Officer or President of the Company. The term Warrant as used herein shall include any subsequent Warrant issued as provided herein.

(c)    No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon the exercise of this Warrant, but the number of shares issuable shall be rounded to the nearest whole share

(d)    In the event of any exercise of the rights represented by this Warrant, a certificate or certificates for Warrant Shares so purchased, registered in the name of the Holder on the stock transfer books of the Company, shall be delivered to the Holder within a reasonable time after such rights shall have been so exercised. The person or entity in whose name any certificate for Warrant Shares is issued upon exercise of the rights represented by this Warrant shall for all purposes be deemed to have become the holder of record of such Warrant Shares immediately prior to the close of business on the date on which the Warrant was surrendered and payment of the Warrant Price and any applicable taxes was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the opening of business on the next succeeding date on which the Company’s stock transfer books are open. Except as provided in Section 4 hereof, the Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Warrant Shares on exercise of this Warrant.

2.    Disposition of Warrant Shares and Warrant.

(a)    The Holder hereby acknowledges that: (i) this Warrant and any Warrant Shares purchased pursuant hereto are not being registered (A) under the Securities Act of 1933 (the “Act”) on the ground that the issuance of this Warrant is exempt from registration under Section 4(2) of the Act as not involving any public offering, or (B) under any applicable state securities law because the issuance of this Warrant does not involve any public offering; and (ii) that the Company’s reliance on the registration exemption under Section 4(2) of the Act and under applicable state securities laws is predicated in part on the representations hereby made to the Company by the Holder. The Holder represents and warrants that he, she or it is acquiring this Warrant and will acquire Warrant Shares for investment for his, her or its own account, with no present intention of dividing his, her or its participation with others or reselling or otherwise distributing this Warrant or Warrant Shares.

(b)    The Holder hereby agrees that he, she or it will not sell, transfer, pledge or otherwise dispose of (collectively, “Transfer”) all or any part of this Warrant and/or Warrant Shares unless and until he, she or it shall have first have given notice to the Company describing such Transfer and furnished to the Company (i) a statement from the transferee, whereby the transferee represents and warrants that he, she, or it is acquiring this Warrant and will acquire Warrant Shares, as applicable, for investment for his, her or its own account, with no present intention of dividing his, her or its participation with others or reselling or otherwise distributing this Warrant or Warrant Shares, as applicable, and either (ii) an opinion, reasonably satisfactory to counsel for the Company, of counsel (skilled in securities matters, selected by the Holder and reasonably satisfactory to the Company) to the effect that the proposed Transfer may be made without registration under the Act and without registration or qualification under any state law, or (iii) an interpretative letter from the U.S. Securities and Exchange Commission to the effect that no enforcement action will be recommended if the proposed sale or transfer is made without registration under the Act.

(c)    If, at the time of issuance of Warrant Shares, no registration statement is in effect with respect to such shares under applicable provisions of the Act, the Company may, at its election, require that (i) the Holder provide written reconfirmation of the Holder’s investment intent to the Company, and (ii) any stock certificate evidencing Warrant Shares shall bear legends reading substantially as follows:

“THE SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE WARRANT PURSUANT TO WHICH THESE SHARES WERE PURCHASED FROM THE COMPANY. COPIES OF SUCH RESTRICTIONS ARE ON FILE AT THE PRINCIPAL OFFICES OF THE COMPANY. NO TRANSFER OF SUCH SHARES OR OF THIS CERTIFICATE (OR OF ANY SHARES OR OTHER SECURITIES (OR CERTIFICATES THEREFOR) ISSUED IN EXCHANGE FOR OR IN RESPECT OF SUCH SHARES) SHALL BE EFFECTIVE UNLESS AND UNTIL THE TERMS AND CONDITIONS SET FORTH IN THE WARRANT HAVE BEEN COMPLIED WITH.”

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THIS CERTIFICATE THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.”

In addition, so long as the foregoing legend may remain on any stock certificate evidencing Warrant Shares, the Company may maintain appropriate “stop transfer” orders with respect to such certificates and the shares represented thereby on its books and records and with those to whom it may delegate registrar and transfer functions.

3.    Reservation of Shares. The Company hereby agrees that at all times there shall be reserved for issuance upon the exercise of this Warrant such number of shares of the Common Stock as shall be required for issuance upon exercise of this Warrant. The Company further agrees that all Warrant Shares will be duly authorized and will, upon issuance and payment of the exercise price therefor, be validly issued, fully paid and non-assessable, free from all taxes, liens, charges and encumbrances with respect to the issuance thereof, other than taxes, if any, in respect of any transfer occurring contemporaneously with such issuance and other than transfer restrictions imposed by federal and state securities laws.

4.    Exchange, Transfer or Assignment of Warrant. Subject to Section 2, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other Warrants of the Company (“Warrants”) of different denominations, entitling the Holder or Holders thereof to purchase in the aggregate the same number of Warrant Shares purchasable hereunder. Subject to Section 2, upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form attached hereto as Exhibit B (the “Assignment Form”) duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in the Assignment Form and this Warrant shall promptly be canceled. Subject to Section 2, this Warrant may be divided or combined with other Warrants that carry the same rights upon presentation hereof at the office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof.

5.    Capital Adjustments. This Warrant is subject to the following further provisions:

(a)    Recapitalization, Reclassification and Succession. If any recapitalization of the Company or reclassification of its Common Stock or any merger or consolidation of the Company into or with a corporation or other business entity, or the sale or transfer of all or substantially all of the Company’s assets or of any successor corporation’s assets to any other corporation or business entity (any such corporation or other business entity being included within the meaning of the term “successor corporation”) shall be effected, at any time while this Warrant remains outstanding and unexpired, then, as a condition of such recapitalization, reclassification, merger, consolidation, sale or transfer, lawful and adequate provision shall be made whereby the Holder of this Warrant thereafter shall have the right to receive upon the exercise hereof as provided in Section 1 and in lieu of the Warrant Shares immediately theretofore issuable upon the exercise of this Warrant, such shares of capital stock, securities or other property as may be issued or payable with respect to or in exchange for the number of outstanding shares of Common Stock equal to the number of Warrant Shares immediately theretofore issuable upon the exercise of this Warrant had such recapitalization, reclassification, merger, consolidation, sale or transfer not taken place, and in each such case, the terms of this Warrant shall be applicable to the shares of stock or other securities or property receivable upon the exercise of this Warrant after such consummation.

(b)    Subdivision or Combination of Shares. If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its Common Stock, the number of Warrant Shares purchasable upon exercise of this Warrant shall be proportionately adjusted.

(c)    Stock Dividends and Distributions. If the Company at any time while this Warrant is outstanding and unexpired shall issue or pay the holders of its Common Stock, or take a record of the holders of its Common Stock for the purpose of entitling them to receive, a dividend payable in, or other distribution of, Common Stock, then the number of Warrant Shares purchasable upon exercise of this Warrant shall be adjusted to the number of shares of Common Stock that Holder would have owned immediately following such action had this Warrant been exercised immediately prior thereto.

(d)    Exercise Price Adjustment. (i) If, prior to exercise of this Warrant, the Company has issued, or shall be deemed to have issued, Additional Shares of Common Stock (as defined below) for a consideration per share of less than the Warrant Price, then the Warrant Price will be adjusted to the consideration per share paid, provided, however, in no event shall the Warrant Price be less than $0.25 per share.

(ii)    As used herein, “Additional Shares” shall mean all shares of Common Stock, or any stock options, warrants, convertible securities or other rights to purchase or acquire shares of Common Stock, issued or deemed to be issued by the Company after the date hereof; provided, however, that issuances or deemed issuances (A) described in subsections (a), (b) or (c) of this Section 5, (B) of Common Stock or options or warrants to purchase Common Stock issued to officers, directors or employees of or consultants to the Company pursuant to any compensation agreement, plan or arrangement, or the issuance of Common Stock upon the exercise of any such options or warrants and (C) of Common Stock upon the conversion of the Debentures issued pursuant to the Subscription Agreement shall not be deemed issuances of Additional Shares of Common Stock.

(e)    Price Adjustments. Whenever the number of Warrant Shares
purchasable upon exercise of this Warrant is adjusted pursuant to Sections 5(a), 5(b) or 5(c), the then applicable Warrant Price shall be proportionately adjusted.

(f)    Certain Shares Excluded. The number of shares of Common Stock outstanding at any given time for purposes of the adjustments set forth in this Section 5 shall exclude any shares then directly or indirectly held in the treasury of the Company.

(g)    Deferral and Cumulation of De Minimis Adjustments. The Company shall not be required to make any adjustment pursuant to this Section 5 if the amount of such adjustment would be less than one percent (1%) of the Warrant Price in effect immediately before the event that would otherwise have given rise to such adjustment. In such case, however, any adjustment that would otherwise have been required to be made shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to not less than one percent (1%) of the Warrant Price in effect immediately before the event giving rise to such next subsequent adjustment. All calculations under this Section 5 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be, but in no event shall the Company be obligated to issue fractional Warrant Shares or fractional portions of any securities upon the exercise of the Warrant.

(h)    Duration of Adjustment. Following each computation or readjustment as provided in this Section 5, the new adjusted Warrant Price and number of Warrant Shares purchasable upon exercise of this Warrant shall remain in effect until a further computation or readjustment thereof is required.

6.    Notice to Holders.

(a)    Notice of Record Date. In case:

(i)    the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant) for the purpose of entitling them to receive any dividend (other than a cash dividend payable out of earned surplus of the Company) or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right;

(ii)    of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation with or merger of the Company into another corporation, or any conveyance of all or substantially all of the assets of the Company to another corporation; or

(iii)    of any voluntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company will mail or cause to be mailed to the Holder hereof at the time outstanding a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any, is to be fixed, as of which the holders of record of Common Stock (or such stock or securities at the time receivable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution or winding-up. Such notice shall be mailed at least ten (10) calendar days prior to the record date therein specified, or if no record date shall have been specified therein, at least ten (10) days prior to such specified date.

(b)    Certificate of Adjustment. Whenever any adjustment shall be made pursuant to Section 5 hereof, the Company shall promptly make available and have on file for inspection a certificate signed by its Chairman, Chief Executive Officer, President or a Vice President, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Warrant Price and number of Warrant Shares purchasable upon exercise of this Warrant after giving effect to such adjustment.

7.    Loss, Theft, Destruction or Mutilation. Upon receipt by the Company of evidence satisfactory to it, in the exercise of its reasonable discretion, of the ownership and the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Company and, in the case of mutilation, upon surrender and cancellation thereof, the Company will execute and deliver in lieu thereof, without expense to the Holder, a new Warrant of like tenor dated the date hereof.

8.    Warrant Holder Not a Stockholder. The Holder of this Warrant, as such, shall not be entitled by reason of this Warrant to any rights whatsoever as a stockholder of the Company, including but not limited to voting rights.

9.    Registration Rights. The Warrant Shares will be accorded the registration rights under the Act set forth in that certain Registration Rights Agreement between the Company and the original Holder pursuant to which this Warrant was originally issued.

10.    Notices. Any notice provided for in this Warrant must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated:

If to the Company:

Odyne Corporation
89 Cabot Court, Suite L
Hauppauge, New York 11788
Attention: President

If to the Holder:

To the address of such Holder set forth on the books and records of the Company.

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Warrant will be deemed to have been given (a) if personally delivered, upon such delivery, (b) if mailed, five days after deposit in the U.S. mail, or (c) if sent by reputable overnight courier service, one business day after such services acknowledges receipt of the notice.

11.    Choice of Law. THIS WARRANT IS ISSUED UNDER AND SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAW RULES.

12.    Submission to Jurisdiction. EACH OF THE HOLDER AND THE COMPANY SUBMITS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE COUNTY OF NEW YORK, STATE OF NEW YORK, IN ANY ACTION OR PROCEEDING

ARISING OUT OF OR RELATING TO THIS WARRANT AND AGREES THAT ALL CLAIMS IN RESPECT OF THE ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. EACH OF THE HOLDER AND THE COMPANY ALSO AGREE NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS WARRANT IN ANY OTHER COURT. EACH OF THE PARTIES WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY, OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has duly caused this Warrant to be signed on its behalf, in its corporate name and by a duly authorized officer, as of this __ day of _____________ 2007.

ODYNE CORPORATION

By: _____________________________
Name: ___________________________
Title: ____________________________

EXHIBIT A

Subscription form

Odyne Corporation
89 Cabot Court, Suite L
Hauppauge, New York 11788
Attention: President

The undersigned hereby (1) irrevocably elects to exercise his, her or its rights to purchase ____________ shares of the common stock, par value $.001 per share (“Common Stock”), of Odyne Corporation, a Delaware corporation, covered by the attached Warrant, (2) makes payment in full of the purchase price therefore by enclosure of cash, a certified check or bank draft, (3) requests that certificates for such shares of Common Stock be issued in the name of:

(Please print the Warrant holder’s name, address and Social Security/Tax Identification Number)
________________________________________________
________________________________________________
________________________________________________
and (4) if such number of shares of Common Stock shall not be all the shares receivable upon exercise of the attached Warrant, requests that a new Warrant for the balance of the shares covered by the attached Warrant be registered in the name of, and delivered to:

(Please print name, address and Social Security/Tax Identification Number)
________________________________________________
________________________________________________
________________________________________________
In lieu of receipt of a fractional share of Common Stock, the undersigned will receive a check representing payment therefor.

Dated: _____________________
_________________________________________
PRINT WARRANT HOLDER NAME

____________________________________
Name:
Title:

Witness:

___________________________

EXHIBIT B

ASSIGNMENT FORM

Odyne Corporation
89 Cabot Court, Suite L
Hauppauge, New York 11788
Attention: President

FOR VALUE RECEIVED,         hereby sells, assigns and transfers unto

(Please print assignee’s name, address and Social Security/Tax Identification Number)
________________________________________________
________________________________________________
________________________________________________
the right to purchase shares of common stock, par value $.001 per share, of Odyne Corporation, a Delaware corporation (the “Company”), represented by this Warrant to the extent of shares as to which such right is exercisable and does hereby irrevocably constitute and appoint ____________________________, Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Dated: _____________________
____________________________________
PRINT WARRANT HOLDER NAME

________________________________
Name:
Title:

Witness:

____________________________

Exhibit D

NAME OF SUBSCRIBER: _____________________________

To:	Odyne Corporation
89 Cabot Drive, Suite L
Hauppauge, New York 11788

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”) is being delivered to you in connection with your investment in Odyne Corporation (“Odyne” or the “Company”). Matrix USA LLC (the “Placement Agent”) shall serve as the placement agent of Odyne in conducting an offering (the “Offering”) of units (“Units”), each Unit consisting of (i) a 10% Senior Secured Convertible Debenture (“Debenture”), which shall be secured by a first priority lien on Odyne’s assets, and which are convertible into shares of Odyne’s common stock (“Common Stock”), and (ii) a detachable, three-year warrant to purchase shares of Common Stock (“Warrant”) equal to 100% of the principal amount of the Debenture divided by the exercise price of the Warrant, which is $0.75 per share. The purchase price per Unit is $100,000. The Offering is being conducted on a “best efforts - five (5) Units or none” basis with a maximum of thirty five (35) Units being offered. All funds received in the Offering prior to the First closing of the Offering (the “First Closing”) shall be held in escrow by Signature Bank (the “Escrow Agent”) and, upon fulfillment of the other conditions precedent set forth herein, shall be released from escrow and delivered to Odyne at which time the securities subscribed for as further described below shall be delivered, subject to Section 8 hereof, to you. The Company and the Placement Agent may continue to offer and sell Units and conduct additional closings (each, a “Closing”) for the sale of additional Units after the First Closing until the termination of the Offering.

1.    SUBSCRIPTION AND PURCHASE PRICE

1.1    Subscription. Subject to the conditions set forth in Section 2 hereof, the undersigned hereby subscribes for and agrees to purchase the number of Units indicated on page 10 hereof on the terms and conditions described herein. The minimum number of Units that may be purchased is five (5). Subscriptions for lesser amounts may be accepted at the discretion of Odyne and the Placement Agent.

1.2    Purchase of Securities. The undersigned understands and acknowledges that the purchase price to be remitted to the Placement Agent in exchange for the Units shall be $100,000 per Unit, for an aggregate purchase price as set forth on page 10 hereof (the “Aggregate Purchase Price”). The undersigned’s delivery of this Agreement to the Placement Agent shall be accompanied by payment for the Units subscribed for hereunder, payable in United States dollars, by check or wire transfer, to “Signature Bank, as Escrow Agent for Odyne Corporation” with the undersigned’s delivery of this Agreement to the Placement Agent. The undersigned understands and agrees that, subject to Section 2.1(a) and applicable law, by executing this Agreement, he, she or it is entering into a binding agreement. The undersigned further understands and acknowledges that he, she or it is purchasing the Units independently and not in reliance of any person or entity participating in this Offering.

2.    ACCEPTANCE AND CLOSING PROCEDURES

2.1    Acceptance or Rejection.

(a)    The obligation of the undersigned to purchase the Units shall be irrevocable, and the undersigned shall be legally bound to purchase the Units subject to the terms set forth in this Agreement.

(b)    The undersigned understands and agrees that Odyne and the Placement Agent reserve the right to reject this subscription for the Units in whole or part at any time prior to the closing (the “Closing”) of the purchase and sale of the Units if, in their reasonable judgment, they deem such action to be in the best interest of Odyne, notwithstanding the undersigned’s prior receipt of notice of acceptance of the undersigned’s subscription.

(c)    In the event of rejection of this subscription by Odyne or the Placement Agent in accordance with Section 2.1(b), or in the event that the sale of the Units is not consummated by the Placement Agent for any reason, this Agreement and any other agreement entered into between the undersigned and the Placement Agent relating to this subscription shall thereafter have no force or effect, and the Placement Agent shall promptly return or cause to be returned to the undersigned the purchase price remitted to the Escrow Agent, without interest thereon or deduction therefrom.

2.2    Closing.

Each Closing shall take place at the offices of Greenberg Traurig, LLP, counsel to Odyne, at The MetLife Building, 200 Park Avenue, 15th Floor, New York, New York 10166, or such other place as determined by the Placement Agent. The First Closing shall take place on a Business Day promptly following the satisfaction of the conditions set forth in Section 8 below. Each subsequent Closing shall take place at such times as determined by Odyne (each closing date referred to as a “Closing Date”), or such other date as is mutually agreed to by the parties and the undersigned. “Business Day” shall mean from the hours of 9:00 a.m. (E.S.T.) through 5:00 p.m. (E.S.T.) of a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required to be closed.

3.    INVESTOR’S REPRESENTATIONS AND WARRANTIES

The undersigned hereby acknowledges, agrees with and represents and warrants to Odyne and the Placement Agent and its affiliates, as follows:

(a)    The undersigned has full power and authority to enter into this Agreement, the execution and delivery of which has been duly authorized, if applicable, and this Agreement constitutes a valid and legally binding obligation of the undersigned.

(b)    The undersigned acknowledges his, her or its understanding that the offering and sale of the Units is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(2) of the Securities Act and the provisions of Regulation D promulgated thereunder (“Regulation D”). In furtherance thereof, the undersigned represents and warrants to Odyne and the Placement Agent and its affiliates as follows:

(i)    The undersigned realizes that the basis for the exemption from registration may not be available if, notwithstanding the undersigned’s representations contained herein, the undersigned is merely acquiring the Units for a fixed or determinable period in the future, or for a market rise, or for sale if the market does not rise. The undersigned does not have any such intention.

(ii)    The undersigned is acquiring the Units solely for the undersigned’s own beneficial account, for investment purposes, and not with view to, or resale in connection with, any distribution of the Debenture, or shares of Common Stock into which the Debenture is convertible and the Warrants are exercisable.

(iii)    The undersigned has the financial ability to bear the economic risk of his, her or its investment, has adequate means for providing for current needs and contingencies, and has no need for liquidity with respect to the investment in Odyne;

(iv)    The undersigned and the undersigned’s attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, “Advisors”), have received the Confidential Private Placement Memorandum of the Company dated September 19, 2007, together with all annexes thereto (as such documents may be further amended or supplemented after the date hereof, the “Offering Materials”), relating to the Offering by Odyne of the Units, and all other documents requested by the undersigned or Advisors, if any, have carefully reviewed them and understood the information contained therein, prior to the execution of this Agreement; and

(v)    The undersigned (together with the undersigned’s Advisors, if any) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Units. If other than an individual, the undersigned also represents it has not been organized solely for the purpose of acquiring the Units.

(c)    The information in the Investor Questionnaire completed and executed by the undersigned (the “Investor Questionnaire”) is true and accurate in all respects, and the undersigned is an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D.

(d)    The undersigned is not relying on the Placement Agent or its affiliates or sub-agents with respect to economic considerations involved in this investment. The undersigned has relied on the advice of, or has consulted with, only his, her or its Advisors. Each Advisor, if any, is capable of evaluating the merits and risks of an investment in the Units as such are described in the Offering Materials, and each Advisor, if any, has disclosed to the undersigned in writing (a copy of which is annexed to this Agreement) the specific details of any and all past, present or future relationships, actual or contemplated, between the Advisor and the Placement Agent or any affiliate or sub-agent thereof.

(e)    The undersigned will not sell or otherwise transfer the Debenture or Warrants (including such shares of Common Stock into which the Debentures are convertible and Warrants are exercisable, and collectively with the Debentures and Warrants, the “Securities”) without registration under the Securities Act or an exemption therefrom, and fully understands and agrees that the undersigned must bear the economic risk of his, her or its purchase because, among other reasons, the Securities have not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable state securities laws, or an exemption from such registration is available. In particular, the undersigned is aware that the Securities are “restricted securities,” as such term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), and they may not be sold pursuant to Rule 144 unless all of the conditions of Rule 144 are met. The undersigned also understands that, except as otherwise provided herein, Odyne is under no obligation to register the Securities on the undersigned’s behalf or to assist the undersigned in complying with any exemption from registration under the Securities Act or applicable state securities laws. The undersigned understands that any sales or transfers of the Securities may be further restricted by state securities laws and are further restricted by the provisions of this Agreement.

(f)    No representations or warranties have been made to the undersigned by Odyne or the Placement Agent, or any of their respective officers, employees, agents, sub-agents, affiliates or subsidiaries, other than any representations of Odyne or the Placement Agent contained herein and in the Offering Materials, and in subscribing for Units the undersigned is not relying upon any representations other than those contained herein or in the Offering Materials.

(g)    The undersigned understands and acknowledges that the undersigned’s purchase of the Units is a speculative investment that involves a high degree of risk and the potential loss of the undersigned’s entire investment. The undersigned has carefully read and considered the matters set forth in the Offering Materials and in particular the matters under the caption “Risk Factors” therein, and expressly acknowledges that Odyne has a limited operating history.

(h)    The undersigned’s overall commitment to investments that are not readily marketable is not disproportionate to the undersigned’s net worth, and an investment in the Units will not cause such overall commitment to become excessive.

(i)    The undersigned understands and agrees that the Securities shall bear substantially the following legend until (i) such Securities shall have been registered under the Securities Act and effectively disposed of in accordance with a registration statement that has been declared effective or (ii) in the opinion of counsel for Odyne such Securities may be sold without registration under the Securities Act or any applicable “blue sky” or state securities laws:

THE SECURITIES REPRESENTED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS. SUCH SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES AND MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED BY THE ISSUER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

(j)    Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved the Units or the Securities, or passed upon or endorsed the merits of the Offering or confirmed the accuracy or determined the adequacy of the Offering Materials. The Offering Materials has not been reviewed by any Federal, state or other regulatory authority.

(k)    The undersigned and his, her or its Advisors, if any, have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of Odyne concerning the offering of the Units and the business, financial condition, results of operations and prospects of Odyne, and all such questions have been answered to the full satisfaction of the undersigned and the undersigned’s Advisors, if any.

(l)    The undersigned is unaware of, is in no way relying on, and did not become aware of the offering of the Units through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or electronic mail through the Internet, in connection with the offering and sale of the Units and is not subscribing for Units and did not become aware of the offering of the Units through or as a result of any seminar or meeting to which the undersigned was invited by, or any solicitation of a subscription by, a person not previously known to the undersigned in connection with investments in securities generally.

(m)    The undersigned has taken no action that would give rise to any claim by any person for brokerage commissions, finders’ fees or the like relating to this Agreement or the transactions contemplated hereby (other than commissions to be paid by Odyne to the Placement Agent, its sub-agents or as otherwise described in the Offering Materials and, in turn, to be paid to other selected dealers).

(n)    The undersigned is not relying on Odyne, the Placement Agent or any of their respective employees, agents or sub-agents with respect to the legal, tax, economic and related considerations of an investment in the Units, and the undersigned has relied on the advice of, or has consulted with, only his, her or its own Advisors.

(o)    The undersigned acknowledges that any estimates or forward-looking statements or projections included in the Offering Materials were prepared by the management of Odyne in good faith, but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by Odyne or its management and should not be relied upon.

(p)    No oral or written representations have been made, or oral or written information furnished, to the undersigned or his, her or its Advisors, if any, in connection with the offering of the Units that are in any way inconsistent with the information contained in the Offering Materials.

(q)    The undersigned’s substantive relationship with the Placement Agent or sub-agents through which the undersigned is subscribing for Units predates the Placement Agent’s or such sub-agents’ contact with the undersigned regarding an investment in the Units.

(r)    All of the foregoing representations, warranties and agreements shall survive the Closing.

4.    ODYNE’S REPRESENTATIONS AND WARRANTIES

Odyne hereby acknowledges, agrees with and represents and warrants to each of the undersigned, as follows:

(a)    Odyne has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Odyne and is valid, binding and enforceable against Odyne in accordance with its terms.

(b)    The Debentures and Warrants to be issued to the undersigned pursuant to this Agreement, when issued and delivered in accordance with the terms thereof and this Agreement, will be duly and validly issued and will be fully paid and non-assessable.

(c)    Odyne has duly and validly reserved, out of its authorized and unissued Common Stock, for issuance upon conversion of the Debenture and exercise of the Warrants, a number of shares sufficient for such purpose. The Common Stock to be issued to the undersigned upon conversion of the Debentures and exercise of the Warrants pursuant to this Agreement, when issued and delivered in accordance with this Agreement, the Debenture and the Warrant will, upon receipt by Odyne of the applicable cash conversion or exercise price therefor, be validly issued and fully paid and non-assessable.

(d)    Neither the execution and delivery nor the performance of this Agreement by Odyne will conflict with Odyne’s Certificate of Incorporation or By-laws, as amended to date, or result in a breach of any terms or provisions of, or constitute a default under, any material contract, agreement or instrument to which Odyne is a party or by which Odyne is bound.

(e)    After giving effect to the transactions contemplated by this Agreement and immediately after the Closing, Odyne will have the outstanding capital stock as described in the Offering Materials.

(g)    Odyne has made available to the Subscriber audited financial statements of Odyne for the year ended December 31, 2006, as well as unaudited financial statements for the six months ended June 30, 2007 (collectively the “Financial Statements”), which Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as stated in such Financial Statements or the notes thereto) and fairly present the financial position of Odyne. The Offering Materials contain all material information relating to Odyne and its operations and financial condition. Since the date of the Financial Statements, there has been no Material Adverse Effect in Odyne’s business, financial condition or affairs not disclosed in the Offering Materials. The Offering Materials and the Financial Statements do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances when made.  To Odyne’s knowledge, none of its reports filed with the SEC contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein in light of the circumstances under which they were made, not misleading.

5.    COVENANTS

5.1    Registration Rights. Odyne is obligated to register the resale of the shares of Common Stock issuable upon conversion and/or exercise of the Securities pursuant to the terms of the Registration Rights Agreement of even date herewith between Odyne and the undersigned.

5.2    Short Sales. The undersigned covenants that neither it nor any affiliate acting on its behalf or pursuant to any understanding with it will execute any “short sales,” as defined in Rule 200 of Regulation SHO under the Securities Exchange Act of 1934, as amended (“Short Sales”), during the period commencing on the date of receipt by the undersigned of this Agreement and ending on the earlier of (i) the date of effectiveness of the Registration Statement or (ii) the date on which the shares of Common Stock issuable upon the conversion of the Debentures and exercise of the Warrants are first eligible for sale under Rule 144(k). The undersigned understands and acknowledges that the SEC currently takes the position that coverage of short sales of shares of the Common Stock “against the box” prior to the effectiveness of the Registration Statement with the Securities is a violation of Section 5 of the Securities Act, as set forth in Item 65, Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance. Notwithstanding the foregoing, except as otherwise provided for in this Section 5.2, the undersigned does not make any representation, warranty or covenant hereby that it will not engage in Short Sales in the securities of the Company after the earlier of (i) the date of effectiveness of the Registration Statement or (ii) the date on which the shares of Common Stock issuable upon the conversion of the Debentures and exercise of the Warrants are first eligible for sale under Rule 144(k). The undersigned covenants that, during the period commencing on the earlier of (i) the date of effectiveness of the Registration Statement or (ii) the date on which the shares of Common Stock issuable upon the conversion of the Debentures and exercise of the Warrants are first eligible for sale under Rule 144(k) and terminating on the date when it holds no shares of Common Stock, neither the undersigned nor any affiliate acting on its behalf or pursuant to any understanding with it shall knowingly engage in any Short Sales, except on those days (each, a “Permitted Day”) on which the aggregate short position with respect to the Common Stock of the undersigned prior to giving effect to any Short Sales by it on Permitted Day does not exceed its Permitted Share Position (as defined below) on such Permitted Day; provided, however, that the undersigned will only be entitled to engage in transactions that constitute Short Sales on a Permitted Day to the extent that, following such transaction, the aggregate short position with respect to the Common Stock of the undersigned does not exceed its Permitted Share Position.  For purposes of this Section 5.2, the undersigned’s “Permitted Share Position” means, with respect to any date of determination, the number of shares of Common Stock beneficially owned by it (including shares of Common Stock issuable upon the conversion of the Debentures and exercise of the Warrants, and shares purchased in the open market, or otherwise), plus the sum of the maximum number of shares then issuable upon the exercise of the Warrants (including portions of the Warrants not yet exercised and without regard to any other exercise restrictions applicable to the Warrants) to the undersigned.  Notwithstanding the foregoing, in the case of a subscriber that is a multi-managed investment vehicle in which separate portfolio managers manage separate portions of the undersigned’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of its assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

6.    USE OF PROCEEDS

The net proceeds of the Offering will be used in a manner consistent with the plan described in “Use of Proceeds” in the Offering Materials and the Monthly Operating Budget, as defined in Section 8.1(a) of this Agreement.

7.    INSIDER TRADING PROHIBITION; INDEMNITY

7.1    Until the filing by Odyne of its Current Report on Form 8-K with the SEC describing the Offering, but without limiting the provisions of Section 7.2 below, the undersigned hereby agrees to (i) refrain from (a) engaging in any transactions with respect to the capital stock of Odyne or any securities exercisable or convertible into or exchangeable for any shares of capital stock of Odyne, and (b) entering into any transaction which would have the same effect, or entering into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the capital stock of Odyne and (ii) indemnify and hold harmless Odyne, the Placement Agent, and their respective officers and directors, employees, agents, sub-agents and affiliates and each other person, if any, who controls any of the foregoing, against any loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any violation of this Section 7 by the undersigned.

7.2    The undersigned agrees to indemnify and hold harmless Odyne, the Placement Agent, the Escrow Agent and their respective officers and directors, employees, agents, sub-agents and affiliates and each other person, if any, who controls any of the foregoing, against any loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty by the undersigned, or the undersigned’s breach of, or failure to comply with, any covenant or agreement made by the undersigned herein or in any other document furnished by the undersigned to Odyne, the Placement Agent, the Escrow Agent and their respective officers and directors, employees, agents, sub-agents and affiliates and each other person, if any, who controls any of the foregoing in connection with the Offering.

8.    CONDITIONS TO ACCEPTANCE OF SUBSCRIPTION

Odyne’s right to accept the subscription of the undersigned is conditioned upon satisfaction of the following conditions precedent on or before the date Odyne accepts such subscription (the “Closing Date”) (any or all of which may be waived by the undersigned in his, her or its sole discretion):

8.1    On the First Closing,

(a)    Odyne shall provide the Placement Agent with evidence reasonably satisfactory to the Placement Agent that Odyne has decreased its average monthly operating expenses, exclusive of materials, non-cash items and expenses associated with the Offering, to no more than $275,000 per month, commencing as of September 1, 2007 (the “Monthly Operating Budget”).

(b)    Messrs. Joseph Ambrosio and Konstantinos (Gus) Sfakianos shall have extended their employment agreements with Odyne for an additional three (3) years from the First Closing.

(c)    No legal action, suit or proceeding shall be pending which seeks to restrain or prohibit the transactions contemplated by this Agreement.

(d)    The representations and warranties of Odyne contained in this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct on the First Closing Date as if made on the First Closing Date.

8.2    On each Closing thereafter,

(a)    No legal action, suit or proceeding shall be pending which seeks to restrain or prohibit the transactions contemplated by this Agreement.

(b)    The representations and warranties of Odyne contained in this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct on the Closing Date as if made on the Closing Date.

(c)    Odyne shall have provided the Placement Agent with evidence that Odyne has been maintaining the Monthly Operating Budget.

(d)    The Placement Agent shall be satisfied that the Company shall be working with the CEO to develop new strategies for the overall improvement of the Company, including, but not limited to, delivering products and adapting staffing needs of the Company.

8.3    Appointment of Director.

Upon the termination of the Offering, the Investor whom shall have purchased the most Units in this Offering shall be appointed to the Board, provided such Investor shall have purchased at least five (5) Units. In the event that no Investor shall have purchased at least five (5) Units, then the Placement Agent shall have the right, subject to the approval of Odyne, which such approval shall not be unreasonably withheld, to nominate an Investor to the Board or, at a minimum, to nominate and Investor to attend all meetings of the Board.

9.    NOTICES TO SUBSCRIBERS

9.1    THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN

RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH STATE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

9.2    THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. SUBSCRIBERS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

10.	MISCELLANEOUS PROVISIONS

10.1    Survival. The undersigned’s representations and warranties made in this Subscription Agreement shall survive the execution and delivery of this Agreement and the delivery of the Debentures and Warrants.

10.2    Notices. Any party may send any notice, request, demand, claim or other communication hereunder to the undersigned at the address set forth on the signature page of this Agreement or to Odyne at the address set forth above using any means (including personal delivery, expedited courier, messenger service, fax, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties written notice in the manner herein set forth.

10.3    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.4    Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of, the parties to this Agreement and their heirs, executors, administrators, successors, legal representatives and assigns. If the undersigned is more than one person or entity, the obligation of the undersigned shall be joint and several and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by, and be binding upon, each such person or entity and his, her or its heirs, executors, administrators, successors, legal representatives and permitted assigns.

10.5    Assignability. This Agreement is not transferable or assignable by the undersigned. This Agreement shall be transferable or assignable by the Placement Agent to Odyne.

10.6    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflicts of law principles.

10.7    Entire Agreement; Amendments; Waivers. This Agreement supersedes all other prior oral or written agreements between the undersigned and Odyne, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein (including the other documents executed in connection with the Offering) contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither Odyne nor the undersigned makes any representation, warranty, covenant or undertaking with respect to such matters. In addition:

(i)    Except as provided herein, no failure or delay on the part of the Investor in exercising any power or right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on Odyne in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by the Investor shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

(ii)    Neither this Agreement, nor any provisions hereof, shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, discharge or termination is sought.

ANTI-MONEY LAUNDERING REQUIREMENTS

The USA PATRIOT Act	What is money laundering?	How big is the problem and why is it important?
The USA PATRIOT Act is designed to detect, deter, and punish terrorists in the United States and abroad. The Act imposes new anti-money laundering requirements on brokerage firms and financial institutions. Since April 24, 2002, all brokerage firms have been required to have new, comprehensive anti-money laundering programs.

To help you understand these efforts, we want to provide you with some information about money laundering and our steps to implement the USA PATRIOT Act.

Money laundering is the process of disguising illegally obtained money so that the funds appear to come from legitimate sources or activities. Money laundering occurs in connection with a wide variety of crimes, including illegal arms sales, drug trafficking, robbery, fraud, racketeering, and terrorism.

The use of the U.S. financial system by criminals to facilitate terrorism or other crimes could taint our financial markets. According to the U.S. State Department, one recent estimate puts the amount of worldwide money laundering activity at $1 trillion a year.

What are we required to do to eliminate money laundering?
Under the rules required by the USA PATRIOT Act, our anti-money laundering program must designate a special compliance officer, set up employee training, conduct independent audits, and establish policies and procedures to detect and report suspicious transactions and ensure compliance with the law.

As part of our required program, we may ask you to provide various identification documents or other information. Until you provide the information or documents we need, we may not be able to effect any transactions for you.

PRIVACY POLICY

It is the policy of Matrix USA LLC (“Matrix”) to respect the privacy of customers who subscribe to transactions underwritten by Matrix.

Whether its own brokers introduce customers to Matrix or the introduction was made through Selling Agents (hereinafter referred to as “Subscribers”) non-public personal information is protected by Matrix.

Matrix does not disclose any nonpublic personal information about Subscribers to anyone, except as required or permitted by law and to effect, administer, or enforce transactions requested by Subscribers in the ordinary processing, servicing or maintaining their accounts. Furthermore, Matrix does not reserve the right to disclose Subscriber’s nonpublic personal information in the future without first notifying the Subscriber of a change in privacy policy and providing a convenient opportunity for Subscriber to opt out of information sharing with nonaffiliated third parties.

Under the USA PATRIOT Act of 2001 (Public Law 107-56)(together with all rules and regulations promulgated thereunder, the “Patriot Act”), Matrix and/or your broker may be required or requested to disclose to one or more regulatory and/or law enforcement bodies certain information regarding transactions relating to your account involving transactions with foreign entitles and individuals, other transactions in your account as required in the Patriot Act and other activities described in the Patriot Act as “suspicious activities.” Neither Matrix nor your broker shall have any obligation to advise you of any such disclosures or reports made in compliance with the Patriot Act.

ALL SUBSCRIBERS MUST COMPLETE THIS PAGE

IN WITNESS WHEREOF, the undersigned has executed this Agreement on the ____ day of ____________ 2007.

________________________	X $100,000 for each Unit	= $_____________________.
Units subscribed for		Aggregate Purchase Price

Manner in which Title is to be held (Please Check One):
1.	___	Individual	7.	___	Trust/Estate/Pension or Profit sharing Plan Date Opened:______________
2.	___	Joint Tenants with Right of Survivorship	8.	___	As a Custodian for ________________________________ Under the Uniform Gift to Minors Act of the State of ________________________________
3.	___	Community Property	9.	___	Married with Separate Property
4.	___	Tenants in Common	10.	___	Keogh
5.	___	Corporation/Partnership/ Limited Liability Company	11.	___	Tenants by the Entirety
6.	___	IRA

IF MORE THAN ONE SUBSCRIBER, EACH SUBSCRIBER MUST SIGN.
INDIVIDUAL SUBSCRIBERS MUST COMPLETE PAGE 12.
SUBSCRIBERS WHICH ARE ENTITIES MUST COMPLETE PAGE 13.

EXECUTION BY NATURAL PERSONS

_____________________________________________________________________________ Exact Name in Which Title is to be Held
_________________________________ Name (Please Print)	_________________________________ Name of Additional Purchaser
_________________________________ Residence: Number and Street	_________________________________ Address of Additional Purchaser
_________________________________ City, State and Zip Code	_________________________________ City, State and Zip Code
_________________________________ Social Security Number	_________________________________ Social Security Number
_________________________________ Telephone Number	_________________________________ Telephone Number
_________________________________ Fax Number (if available)	________________________________ Fax Number (if available)
_________________________________ E-Mail (if available)	________________________________ E-Mail (if available)
__________________________________ (Signature)	________________________________ (Signature of Additional Purchaser)
ACCEPTED this ___ day of _________ 2007, on behalf of Odyne.
By: _________________________________ Name: Title:

EXECUTION BY SUBSCRIBER WHICH IS AN ENTITY
(Corporation, Partnership, LLC, Trust, Etc.)

_____________________________________________________________________________ Name of Entity (Please Print)
Date of Incorporation or Organization:
State of Incorporation or Organization:
State of Principal Office:
Federal Taxpayer Identification Number:

____________________________________________
Office Address
____________________________________________
City, State and Zip Code
____________________________________________
Telephone Number
____________________________________________
Fax Number (if available)
____________________________________________
E-Mail (if available)

By: _________________________________ Name: Title:
[seal] Attest: _________________________________ (If Entity is a Corporation)	_________________________________ _________________________________ Address

ACCEPTED this ____ day of __________ 2007, on behalf of Odyne.
By: _________________________________ Name: Title:

Exhibit E

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT, dated as of__________, 2007 (this “Agreement”), is made by and between ODYNE CORPORATION, a Delaware corporation, with headquarters located at 89 Cabot Drive, Suite L, Hauppauge, New York 11788 (the “Company”), and each entity or individual listed on the signature page hereto (each, an “Investor”).

W I T N E S S E T H:

WHEREAS, upon the terms and subject to the conditions of the Subscription Agreement, dated as of the date of acceptance as set forth on the Subscription Agreement, between the Investor and the Company (the “Subscription Agreement”) capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Subscription Agreement), the Company has agreed to issue and sell to the Investor a Unit consisting of a Debenture and a Warrant; and

WHEREAS, the Debenture is convertible into shares of Common Stock (the “Conversion Shares”); which term, for purposes of this Agreement, shall include shares of Common Stock of the Company issuable in lieu of accrued interest through the Maturity Date of the Debenture, as that term is defined in and as contemplated by the Debenture) upon the terms and subject to the conditions contained in the Debenture; and

WHEREAS, the Company has agreed to issue the Warrant to the Investor in connection with the issuance of the Debenture, and the Warrant may be exercised for the purchase of shares of Common Stock (the “Warrant Shares”) upon the terms and conditions of the Warrant; and

WHEREAS, to induce the Investor to execute and deliver Subscription Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), with respect to the Registrable Securities (as defined below);

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1.    Definitions. As used in this Agreement, the following terms shall have the following meanings:

(a)    “Closing Date” means the date of the final closing of the purchase and sale of the Debentures and Warrants.

(b)    “Effective Date” means the date the SEC declares a Registration Statement covering Registrable Securities and otherwise meeting the conditions contemplated hereby to be effective.

(c)    “Principal Trading Market” shall mean The National Association of Securities Dealers Inc.’s Over-The-Counter Bulletin Board, the Pink Sheets, or a national securities exchange or national quotation system.

(d)    “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act or any successor rule providing for offering securities on a continuous basis (“Rule 415”), and the declaration or ordering of effectiveness of such Registration Statement by the United States Securities and Exchange Commission (the “SEC”).

(e)    “Registrable Securities” means the Conversion Shares and the Warrant Shares, provided that all such shares shall cease to be Registrable Securities at such time as they have been soled under a Registration Statement or pursuant to Rule 144 under the Securities Act or otherwise or at such time as they are eligible to be sold pursuant to Rule 144 (without volume limitations)..

(f)    “Registration Statement” means a registration statement of the Company under the Securities Act covering Registrable Securities on Form SB-2, if the Company is then eligible to file using such form, and if not eligible, on such other appropriate form.

2.    Registration.

(a)    Mandatory Registration. The Company shall prepare and file with the SEC, as soon as possible after the Closing Date but no later than sixty (60) days after the Closing Date (the “Required Filing Date”), a Registration Statement registering for resale by the Investor a number of shares of Common Stock for the Investors to sell the Registrable Securities, but in no event less than the number of shares equal to the number of shares into which the Debentures and all interest thereon through the Maturity Date would be convertible at the time of filing of such Registration Statement and (y) the number of Warrant Shares which would be issuable on exercise of the Warrant at its initial exercise price. The Registration Statement shall also cover the shares of Common Stock issuable upon exercise of the Warrants being issued to Matrix USA, LLC. The Registration Statement shall state that, in accordance with Rule 416 and 457 under the Securities Act, it also covers such indeterminate number of additional shares of Common Stock as may become issuable upon conversion of the Debentures and the exercise of the Warrants to prevent dilution resulting from stock splits or stock dividends. The Company will use its reasonable best efforts to cause such Registration Statement to be declared effective. In the event that the Registration Statement is is not effective (the “Required Effective Date”) upon the earlier of (Y) five (5) days after oral or written notice by the SEC that it may be declared effective or (Z) one hundred eighty (180) days after the Closing Date (unless such failure to become effective is a result of the actions of the Investor), the Company will be deemed to be in breach of this Agreement.

(b)    Payments by the Company.

(i)    If the Registration Statement covering the Registrable Securities is not filed in proper form with the SEC by the Required Filing Date, the Company will make payment to the Investor in such amounts and at such times as shall be determined pursuant to this Section 2(b).

(ii)    If the Registration Statement covering the Registrable Securities is not effective by the relevant Required Effective Date or if the Investor is restricted from making sales of Registrable Securities covered by a previously effective Registration Statement at any time by virtue of a suspension or stop order with respect to such Registration Statement (the date such restriction commences, a “Restricted Sale Date”), then the Company will make payments to the Investor in such amounts and at such times as shall be determined pursuant to this Section 2(b); notwithstanding the following, the Company may suspend the Investor from making sales of Registrable Securities for up to three such suspension periods during any consecutive 12 month period, each of which suspension period shall not either (i) be for more than twenty (20) business days or (ii) begin less than ten (10) business days after the last day of the preceding suspension.

(iii)    The amount (the “Periodic Amount”) to be paid by the Company to the Investor shall be determined as of each Computation Date (as defined below) and such Periodic Amount shall be equal to 2% of the principal amount of Debenture outstanding for the period from the date following each of the relevant Required Filing Date or the Required Effective Date, as the case may be, to the first relevant Computation Date, and thereafter to each subsequent Computation Date (prorated on a daily basis if such period is less than thirty (30) days); provided, however, that such Periodic Amounts shall cease after six (6) months from the initial Computation Date. The parties acknowledge that the failure to comply on a timely basis with the provisions related to both the Required Filing Date and the Required Effective Date would result in a payment of four (4%) percent of the then outstanding principal amount of the Debenture.

(iv)    Each Periodic Amount will be payable by the Company, and at the option of the Company, in cash or freely tradable shares of Common Stock (1) on the day after the Required Filing Date or the Required Effective Date, as the case may be, and (2) each thirtieth day thereafter.

(v)    The parties acknowledge that the damages which may be incurred by the Investor if the Registration Statement is not filed by the Required Filing Date or the Registration Statement has not been declared effective by a Required Effective Date, including if the right to sell Registrable Securities under a previously effective Registration Statement is suspended or the shares of the Company’s stock are not listed on the Principal Trading Market, may be difficult to ascertain. The parties agree that the Periodic Amounts represent a reasonable estimate on the part of the parties, as of the date of this Agreement, of the amount of such damages.

(vi)    Notwithstanding the foregoing, the amounts payable by the Company pursuant to this provision shall not be payable to the extent any delay in the effectiveness of the Registration Statement or such Registration Statement is suspended or subject to a stop order occurs because of an act of, or a failure to act or to act timely by the Investor or its counsel.

(vii)    “Computation Date” means (A) the date which is the earlier of (1) thirty (30) days after the Required Filing Date or Required Effective Date, as the case may be, or (2) the date after the Required Filing Date on which the Registration Statement is filed (with respect to payments due as contemplated by Section 2(b)(i) hereof) or the date after the Required Effective Date on which the Registration Statement is declared effective (with respect to payments due as contemplated by Section 2(b)(ii) hereof), as the case may be, and (B) each date which is the earlier of (1) thirty (30) days after the previous Computation Date or (2) the date after the previous Computation Date on which the Registration Statement is filed (with respect to payments due as contemplated by Section 2(b)(i) hereof) or is declared effective (with respect to payments due as contemplated by Section 2(b)(ii) hereof), as the case may be.

(viii)    Notwithstanding anything to the contrary contained in this Agreement, if the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting a primary offering of securities by or on behalf of the Company, or in any other manner, such that the Staff or the SEC does not permit such Registration Statement to become effective and used for resales in a continuous at the market offering pursuant to Rule 415 under the Securities Act by the Investors (or as otherwise may be acceptable to each Investor) without being named therein as “underwriters” (a “Resale Registration Statement”), then the Company shall have the right to reduce the number of Registrable Securities to be included in such Registration Statement by all Investors, to the extent that the Staff or the SEC shall permit such Registration Statement to become effective as a Resale Registration Statement. In making such reduction, the Company shall reduce the number of Registrable Securities to be included by all

Investors on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each Investor), unless the inclusion of Registrable Securities by a particular Investor or a particular type of Investors is the cause of the refusal by the Staff or the SEC to allow such Registration to become effective as a Resale Registration Statement, in which event the Registrable Securities held by such Investor or type of Investors shall be the only Registrable Securities subject to reduction (and if by a set of Investors on a pro rata basis with respect to such Investors or on such other basis as would result in the exclusion of the least number of shares by all such Investors). In addition, if the Staff or the SEC requires any Investor seeking to sell Registrable Securities under a Registration Statement filed pursuant to this Agreement to be identified as an “underwriter” in order to permit such Registration Statement to become effective, and such Investor does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall be entitled to reduce the total number of Registrable Securities to be registered on behalf of such Investor, until such time as the Staff or the SEC does not require such identification.

(ix)    If any reduction in the number of Registrable Securities included in a Registration Statement is made pursuant to paragraph (i) above, then no Investor shall have any claim against the Company as a result of such reduction or any Event or other delay or breach of this Agreement attributable primarily to the refusal of the Staff or the SEC to permit the Registration Statement to become effective as a Resale Registration Statement, nor shall any such reduction entitle any Investor to require the Company to pay any partial damages pursuant to Section 2(b) hereof. In the event of any reduction in Registrable Securities pursuant to this paragraph, an affected Investor shall have the right, upon delivery of a written request to the Company signed by the Investor, to require the Company to file a registration statement within 90 days after its receipt of such request (subject to any restrictions imposed by Rule 415 or required by the Staff or the SEC) for resale by such Investor in a manner reasonably acceptable to such Investor, and the Company shall following such request use its commercially reasonable efforts to cause such registration statement to be declared and kept effective in the same manner as otherwise contemplated in this Agreement for registration statements hereunder, in each case until such time as: (i) all Registrable Securities held by such Investor have been registered pursuant to an effective Registration Statement in a manner reasonably acceptable to such Investor, (ii) such Investor’s Registrable Securities may be resold by such Investor without restriction (including volume limitations) pursuant to Rule 144(k) of the Securities Act, or (iii) the Investor agrees to be named as an underwriter in any such Registration Statement as to all Registrable Securities held by such Investor and which have not theretofore been included in a Registration Statement under this Agreement (it being understood that the special demand right under this sentence may be exercised by a Investor multiple times and with respect to limited amounts of Registrable Securities in order to permit the resale thereof by such Investor as contemplated above).

3.    Obligations of the Company. In connection with the registration of the Registrable Securities, the Company shall do each of the following:

(a)    Prepare promptly, and file with the SEC by the Required Filing Date a Registration Statement with respect to not less than the number of Registrable Securities provided in Section 2(a) above, and thereafter use its reasonable best efforts to cause such Registration Statement relating to Registrable Securities to become effective by the Required Effective Date and keep the Registration Statement effective at all times during the period (the “Registration Period”) continuing until the earlier of (i) the date when the Investors may sell all Registrable Securities under Rule 144 without volume or other restrictions or limits or (ii) the date the Investors no longer own any of the Registrable Securities, which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(b)    Prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during the Registration Period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by the Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in the Registration Statement;

(c)    Permit a single firm of counsel designated by the Investor to review the Registration Statement and all amendments and supplements thereto a reasonable period of time (but not less than three (3) business days) prior to their filing with the SEC, and not file any document in a form to which such counsel reasonably objects, at Investor’s expense.

(d)    Notify the Investor and the Investor’s counsel (initially Steven W. Schuster, Esq., c/o McLaughlin & Stern, LLP, 260 Madison Avenue, New York, NY 10016) and any managing underwriters immediately (and, in the case of (i)(A) below, not less than three (3) business days prior to such filing) and (if requested by any such person) confirm such notice in writing no later than one (1) business day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) whenever the SEC notifies the Company whether there will be a “review” of such Registration Statement; (C) whenever the Company receives (or a representative of the Company receives on its behalf) any oral or written comments from the SEC in respect of a Registration Statement (copies or, in the case of oral comments, summaries of such comments shall be promptly furnished by the Company to the Investors); and (D) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any proceedings for that purpose; (iv) if at any time any of the representations or warranties of the Company contained in any agreement (including any underwriting agreement) contemplated hereby ceases to be true and correct in all material respects; (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; and (vi) of the occurrence of any event that to the best knowledge of the Company makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. In addition, the Company shall furnish the Investor’s Counsel with copies of all intended written responses to the comments contemplated in clause (C) of this Section 3(d) not later than one (1) business day in advance of the filing of such responses with the SEC so that the Investors shall have the opportunity to comment thereon, if relevant to the Investors;

(e)    Furnish the Investor and to Investor’s Counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one (1) copy of the

Registration Statement, each preliminary prospectus and prospectus, and each amendment or supplement thereto, and (ii) such number of copies of a prospectus, and all amendments and supplements thereto and such other documents, as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor;

(f)    As promptly as practicable after becoming aware thereof, notify each Investor of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and use its best efforts promptly to prepare a supplement or amendment to the Registration Statement or other appropriate filing with the SEC to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to the Investor as the Investor may reasonably request;

(g)    As promptly as practicable after becoming aware thereof, notify the Investor who holds the Registrable Securities being sold (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of a Notice of Effectiveness or any notice of effectiveness or any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time;

(h)    Use its reasonable efforts to secure and maintain the designation of all the Registrable Securities covered by the Registration Statement on the Principal Trading Market within the meaning of Rule 11Aa2-1 of the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the quotation of the Registrable Securities on the Principal Trading Market.

(i)    Cooperate with the Investor to facilitate the timely preparation and delivery of certificates for the Registrable Securities to be offered pursuant to the Registration Statement and enable such certificates for the Registrable Securities to be in such denominations or amounts as the case may be, as the Investor may reasonably request, and, within five (5) business days after a Registration Statement which includes Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel selected by the Company to deliver, to the transfer agent for the Registrable Securities (with a copy to Steven W. Schuster, Esq.) an appropriate instruction and opinion of such counsel;

(j)    For a period of 75 days from the Effective Date, not file a Registration Statement covering any additional shares of Common Stock (excluding on Form S-8);

(k)   Take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of the Registrable Securities pursuant to the Registration Statement.

4. Obligations of the Investor. In connection with the registration of the Registrable Securities, the Investors shall have the following obligations:

(a)    The Investor, by the Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Registration Statement hereunder, unless the Investor has notified the Company in writing of the Investor’s election to exclude all of the Investor’s Registrable Securities from the Registration Statement; and

(b)    The Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(f) or 3(g), above, the Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until the Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(f) or 3(g) and, if so directed by the Company, the Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Investor’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

5.    Expenses of Registration.

(a)    All expenses (other than (i) underwriting discounts and commissions of the Investor and (ii) expenses of the Investor’s counsel incurred in connection with registrations, filings or qualifications pursuant to Section 3), but including, without limitation, all registration, listing, and qualifications fees, printers and accounting fees, the fees and disbursements of counsel for the Company shall be borne by the Company.

(b)    The Company has not, as of the date hereof, nor shall the Company on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Investor in this Agreement or the Subscription Agreement, except as disclosed therein.

6.    Indemnification.  After Registrable Securities are included in a Registration Statement under this Agreement:

(a)    To the extent permitted by law, the Company will indemnify and hold harmless, the Investor, the directors, if any, of such Investor, the officers, if any, of such Investor (each, an “Indemnified Party”), against any losses, claims, damages, liabilities or expenses (joint or several) incurred (collectively, “Claims”) to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced in respect thereof) arise out of or are based upon: (i) any untrue statement or untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereof or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law (the matters in the foregoing clauses (i) through (iii) being collectively referred to as “Violations”). The Company shall reimburse the Investor for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a) shall not (i) apply to any Claims arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Indemnified Party expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (ii) be available to the extent such Claim is based on a failure of the Investor to deliver or cause to be delivered the prospectus made available by the Company; or (iii) apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. The Investor will indemnify the Company, its officers, directors and agents (including legal counsel) (each an “Indemnified Party”) against any claims arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company, by or on behalf of such Investor, expressly for use in connection with the preparation of the Registration Statement, subject to such limitations and conditions set forth in this Section 6. The Investor shall reimburse the Company for any reasonable legal fees or other reasonable expenses incurred by it in connection with investigating or defending any such Claim. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party, and shall survive the offering and transfer of the Registrable Securities by the Investor.

(b)    Promptly after receipt by an Indemnified Party under this Section 6 of notice of the commencement of any action (including any governmental action), such Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Party, as the case may be; provided, however, that an Indemnified Party shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense as such expense, loss, damage or liability is incurred and is due and payable.

7.    Contribution. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that (a) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6; (b) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation; and (c) except where the seller has committed fraud (other than a fraud by reason of the information included or omitted from the Registration Statement as to which the Company has not given notice as contemplated under Section 3 hereof) or intentional misconduct, contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

8.    Reports under Securities Act and Exchange Act. With a view to making available to Investor the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit Investor to sell securities of the Company to the public without Registration (“Rule 144”), the Company agrees to:

(a)    make and keep public information available, as those terms are understood and defined in Rule 144;

(b)    file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;

(c)    furnish to the Investor so long as the Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act , a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without Registration.

9.    Assignment of the Registration Rights. The rights to have the Company register Registrable Securities pursuant to this Agreement shall be automatically assigned by the Investors to any transferee of the Registrable Securities (or all or any portion of any unconverted Debentures) only if the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee and (b) the securities with respect to which such registration rights are being transferred or assigned.

10.    Amendment of Registration Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor. Any amendment or waiver affected in accordance with this Section 10 shall be binding upon the Investor and the Company.

11.    Miscellaneous.

(a)    A person or entity is deemed to be an Investor of Registrable Securities whenever such person or entity owns of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more persons or entities with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

(b)    Notices required or permitted to be given hereunder shall be given in the manner contemplated by the Subscription Agreement, (i) if to the Company or to the Investor, to their respective address and the address of their counsel as contemplated by the Subscription Agreement, and (ii) if to any other Investor, at such address as such Investor shall have provided in writing to the Company, or at such other address as each such party furnishes by notice given in accordance with this Section 11(b).

(c)    Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(d)    This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the jurisdiction of the federal courts in the City of New York, New York or the state courts of the State of New York sitting in the City of New York, New York County, New York in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Investor for any reasonable legal fees and disbursements incurred by the Investor in enforcement of or protection of any of its rights under this Agreement

(e)    If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

(f)    Subject to the requirements of Section 9 of this Agreement, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

(g)    All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

(h)    The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning thereof.

(i)    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by telephone line facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(j)    This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof. This Agreement may be amended only by an instrument in writing signed by the party to be charged with enforcement thereof.

(k)    The Company acknowledges that any failure by the Company to perform its obligations under Section 3(a) hereof, or any delay in such performance could result in loss to the Investors, and the Company agrees that, in addition to any other liability the Company may have by reason of such failure or delay, the Company shall be liable for all direct damages caused by any such failure or delay, unless the same is the result of force majeure. Neither party shall be liable for consequential damages.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

COMPANY:
ODYNE CORPORATION

By:  ___________________________
Title:  __________________________

INVESTOR:

By:  ____________________________
Name: __________________________
Title:  ___________________________

Exhibit F

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the “Agreement”) is made as of _________, 2007 by and between Odyne Corporation (“Odyne Delaware”) ), a Delaware corporation having its chief executive office located at 89 Cabot Drive, Suite L, Hauppauge, New York 11788, Odyne Corporation, a New York corporation and wholly owned subsidiary of Odyne Delaware, having its chief executive office located at 89 Cabot Drive, Suite L, Hauppauge, New York 11788 (“Odyne New York”)(Odyne Delaware and Odyne New York are hereinafter collectively referred to as the “Debtor”), the subscribers listed on Schedule A and the signature page hereto (collectively, the “Subscribers”) and ______________ (the “Secured Party”), as collateral agent for the Subscribers who are holders of certain 10% Senior Secured Convertible Debentures of the Debtor (the “Debentures”) and any subsequent holder(s) of the Debentures assigned in accordance with terms of the Debentures. Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Subscription Agreement (as defined below).

WITNESSETH:

WHEREAS, concurrently with the execution of this Agreement, Odyne Delaware executed that certain Securities Subscription Agreement (the “Subscription Agreement”) pursuant to which Odyne Delaware shall issue Debentures in an aggregate principal amount of up to $3,500,000 (the “Loan”); and

WHEREAS, in order to induce the Subscribers to make the Loan evidenced by the Debentures, the Debtor has agreed to grant to the Secured Party, as collateral agent, a first priority lien and security interest in all of the Debtor’s Collateral (as defined in Section 2 of this Agreement), pursuant to the terms and conditions of the Debentures, the Subscription Agreement and this Agreement; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Debtor, Subscribers and the Secured Party hereby agree as follows:

1.    DEFINITIONS.

(a)    All terms used herein which are defined in Article 1 or Article 9 of the Uniform Commercial Code (the “UCC” or “Code”) shall have the meanings given therein unless otherwise defined in this Agreement. All references to the plural herein shall also mean the singular and to the singular shall also mean the plural. All references to the Secured Party and the Debtor pursuant to the definitions set forth in the recitals hereto, or to any other person herein, shall include their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

(b)    In addition to those capitalized terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

“Accounts” shall have such meaning as such term is defined in Article 9 of the UCC, shall include, without limitation, each of the following, whether now owned or hereafter acquired by the Debtor: (a) all present and future rights of the Debtor to payment for goods sold or leased or services rendered, whether or not earned by performance, (b) all accounts receivable, contract rights, book debts, notes, drafts and other obligations or indebtedness owing to the Debtor, including that arising from the sale, lease or exchange of goods or property by it and/or the performance of services by it (including, without limitation, any such obligation that might be characterized as an account, contract right, or general intangible under the UCC in effect in any jurisdiction) and all of the Debtor’s rights in, to, and under all purchase orders for goods, services, or other property, and all of the Debtor’s rights to any goods, services, or other property represented by any of the foregoing and all monies due to or to become due to the Debtor under all contracts for the sale, lease, or exchange of goods or other property and/or the performance of services by it (whether or not earned by performance on the part of the Debtor), in each case whether now in existence or hereafter arising or acquired, including, without limitation, the right to receive the proceeds of these purchase orders and contracts of the Debtor, (c) all rights of the Debtor to receive any payment of money or other form of consideration, (d) all security pledged, assigned or granted to or held by the Debtor to secure any of the foregoing, (e) all guaranties of. or indemnifications with respect to, any of the foregoing, and (f) all rights of the Debtor as an unpaid seller of goods or services, including, but not limited to, all rights of stoppage in transit, replevin, rescission, reclamation and resale.

“Assigned Agreements” shall mean all rights of the Debtor under any agreement, now owned or hereafter acquired by the Debtor (together with any collateral or other security therefor existing at any time, the “Assigned Agreements”), including, without limitation, (1) all rights of the Debtor to receive moneys due and to become due under or pursuant to the Assigned Agreements, (2) all rights of the Debtor to receive proceeds of any insurance, indemnity, warranty, or guaranty with respect to the Assigned Agreements, (3) all claims of the Debtor for damages arising out of or for breach of or default under the Assigned Agreements, and (4) all rights of the Debtor to enforce and terminate the Assigned Agreements, to performance by all obligors thereunder and to compel performance and otherwise exercise all rights and remedies thereunder.

“Collateral” shall have the meaning set forth in Section 2 below.

“Copyrights” shall mean all of the following: (1) all copyrights, works protectable by copyright, copyright registrations, and copyright applications of the Debtor, if any; (2) all renewals, extensions, and modifications thereof; (3) all income, royalties, damages, profits, and payments relating to or payable under any of the foregoing; (4) the right to sue for past, present, or future infringements of any of the foregoing; (5) all other rights and benefits relating to any of the foregoing throughout the world: and (6) all goodwill associated with and symbolized by any of the foregoing; in each case, whether now owned or hereafter acquired by the Debtor.

“Documents” shall have such meaning as such term is defined in Article 9 of the UCC, and shall include, without limitation, all documents of title and all receipts covering, evidencing or representing goods now owned or hereafter acquired by the Debtor.

“Equipment” shall have such meaning as such term is defined in Article 9 of the UCC, and, shall include, without limitation, each of the following whether now owned or hereafter acquired by the Debtor: all machinery, equipment, computers, computer hardware and software (whether owned or licensed), furniture, fixtures, tools, trade fixtures, trailers, rolling stock and vehicles and any and all additions, substitutions, and replacements of any of the foregoing, wherever located, all existing and future leasehold interests therein, together with all attachments, components, parts, equipment, and accessories installed thereon or affixed thereto.

“Event of Default” shall mean any failure to pay, perform or observe any covenant, provision, term or agreement of the Transaction Documents.

“General Intangibles” shall have such meaning as such term is defined in Article 9 of the UCC, and, shall include, and without limitation, each of the following, whether now owned or hereafter acquired by the Debtor: (1) all of the Debtor࿖s Trademarks, as defined herein, Patents, as defined herein,

Copyrights, as defined herein, Assigned Agreements, as defined herein, trade secrets, registrations, goodwill, processes, drawings, blueprints, franchises, licenses, whether as licensor or licensee (to the extent the granting of the Secured Party࿖s lien and Security Interest therein will not cause violate or constitute a default under or a termination of such licenses or result in the loss of the benefit of such licenses to the Debtor), permits, proprietary information, customer lists, designs, and inventions; (2) all of the Debtor࿖s books, records, data, plans, manuals, computer software, computer tapes, computer disks, computer programs, source codes, object codes, and all rights of the Debtor to retrieve data and other information from third parties; (3) all of the Debtor࿖s contract rights, partnership interests, joint venture interests, securities, deposit accounts, investment accounts and certificates of deposit; (4) all rights of the Debtor to payment under letters of credit and similar agreements; (5) all tax refunds and tax refund claims of the Debtor, (6) all choses in action and causes of action of the Debtor (whether arising in contract, tort or otherwise and whether or not currently in litigation) and all judgments in favor of the Debtor. (7) all rights and claims of the Debtor under warranties and indemnities, (8) all rights of the Debtor under any insurance, surety, or similar contract or arrangement, and (9) existing and future leasehold interests in equipment, real estate and fixtures, and the right to sue for infringement and/or unauthorized use of any intangibles, chattel paper, documents, instruments, letters of credit, bankers࿖ acceptances and guaranties.

“Inventory” shall have such meaning, as such term is defined in Article 9 of the UCC, and shall include, without limitation, each of the following, whether now owned or hereafter acquired by the Debtor: (1) all goods and other personal property of the Debtor that are held for sale or lease or to be furnished under any contract of service; (2) all raw materials, work-in-process, finished goods, inventory, supplies and materials of the Debtor; (3) all wrapping, packaging, advertising, and shipping materials of the Debtor; (4) all goods that have been returned to, repossessed by or stopped in transit by the Debtor; and (5) all documents evidencing any of the foregoing.

“Miscellaneous Collateral” shall mean (a) all shares of stock acquired by the Debtor in any manner, and the certificates and all dividends, cash, instruments, and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares, in each case, whether now owned or hereafter acquired by the Debtor, (b) all indebtedness from time to time owed to the Debtor by any subsidiaries of the Debtor and the instruments evidencing such indebtedness, and all interest, cash, instruments, and other property from time to time received, receivable or otherwise distributed or distributable in respect of or in exchange for any or all of such indebtedness, in each case, whether now owned or hereafter acquired by the Debtor, (c) all deposit accounts or bank accounts owned or hereafter acquired by the Debtor, in each case, whether now owned or hereafter acquired by the Debtor, (d) all other goods and personal property of the Debtor of any kind or character, whether tangible or intangible and all interest of every kind and description held or possessed by Debtor in any real property or improvements to real property, including, without limitation, all fee ownership and/or leasehold interests (to the extent not prohibited by or requiring consent under Debtor' leases) in real property or improvements thereto, and (e) in each case, all such property whether now owned or hereafter acquired by the Debtor.

“Patents” shall mean all of the following: (1) all registered and unregistered patents, patent applications, and patentable inventions of the Debtor, if any, and all of the inventions and improvements described and claimed therein; (2) all continuations, divisions, renewals, extensions, modifications, substitutions, continuations-in-part, or reissues of any of the foregoing; (3) all income, royalties, profits, damages, awards, and payments relating to or payable under any of the foregoing; (4) the right to sue for past, present, and future infringements of any of the foregoing; (5) all other rights and benefits relating to any of the foregoing throughout the world; (6) all goodwill associated with any of the foregoing; in each case, whether now owned or hereafter acquired by the Debtor.

“Proceeds” shall mean, as such term is defined in Section 9.306 of the UCC, in cash or otherwise, and, in any event, shall include, but not be limited to: (1) any and all proceeds of any insurance, indemnity, warranty, or guaranty payable to the Debtor from time to time with respect to any of the property described herein, (2) any and all payments (in any form whatsoever) made or due and payable to the Debtor from time to time in connection with any requisition, confiscation, condemnation, seizure, or forfeiture of all or any part of the property described herein by any governmental authority (or any person or entity acting, or purporting to act, for or on behalf of any governmental authority); (3) any and all proceeds arising from the collection, sale, lease, exchange, assignment, licensing or other disposition of, or realization upon, Collateral, including, without limitation, all claims of the Debtor against third parties for loss of, damage to or destruction of the property; (4) any and all other amounts from time to time paid or payable under or in connection with any of the property described herein and all products of the property described herein; and (5) all, liens security, rights, remedies and claims of the Debtor with respect thereto.

“Records” shall mean all of the Debtor's present and future books of account of every kind or nature, purchase and sale agreements, customer lists, marketing information, price lists, operating records, vendor and supplier price lists, sales literature, computer programs, print outs, computer data, invoices, ledger cards, bills of lading and other shipping evidence, statements, correspondence, memoranda, credit files and other data relating to the Collateral or any account debtor, together with the tapes, disks, diskettes and other data and software storage media and devices, file cabinets or containers in or on which the foregoing are stored (including any rights of the Debtor with respect to the foregoing maintained with or by any other Person).

“Security Interests” shall have the meaning set forth in Section 2 below.

“Secured Obligations” shall mean the collective reference to all obligations (except as limited herein) of the Debtor to the Secured Party under or in respect of the Debentures and related transactions, whether currently existing or hereafter incurred or created, including without limitation (1) due and punctual payment and performance of the Debentures, this Agreement and any other of the Loan Documents (exclusive of the Warrants and non-monetary obligations under the Registration Rights Agreement) including all principal, interest, collection costs, expenses and other amounts owing or payable from time to time under any such Loan Documents, (2) any additional or further amounts which, pursuant to the Loan Documents, may be deemed part of and/or added to the Secured Obligations,; and (3) the reimbursement of all reasonable costs incurred by the Secured Party to maintain, preserve and enforce such Loan Documents, collect these Secured Obligations and maintain and preserve the Collateral, including without limitation, the Secured Party’࿖s reasonable attorneys fees, disbursements and legal expenses, and all expenditures by Secured Party for taxes, insurance and repairs to and maintenance of the Collateral, in each case, whether arising before or after the commencement of any case with respect to the Debtor under the United States Bankruptcy Code or any similar statute (including, without limitation, the payment of interest and other amounts which would accrue and become due but for the commencement of such case). The above shall be equally applicable to any renewals, reinstatements, restatements, modifications, amendments or extensions of any of the foregoing.

“Trademarks” shall mean all of the following: (1) all of the Debtor’s owned trademarks, trade names, mask words, corporate names, business names, fictitious business names, trade styles, service marks, logos, other business identifiers, prints and labels on which any of the foregoing have appeared or appear, all registrations and recordings thereof, and all applications in connection therewith including registrations, recordings, and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state thereof or any other country or any political subdivision thereof; (2) all reissues, extensions and renewals thereof; (3) all income, royalties, damages, and payments now or hereafter relating to or payable under any of the foregoing including damages or payments for past or future infringements of any of the foregoing; (4) the right to sue for past, present and future infringements of any of the foregoing; (5) all rights corresponding to any of the foregoing throughout the world; and (6) all goodwill associated with and symbolized by any of the foregoing; in each case, whether now owned or hereafter acquired by the Debtor.

“Transaction Documents” shall mean the Debentures, the Subscription Agreement, the Warrant, the Registration Rights Agreement and this Agreement, together with any and all documents related thereto, including Financing Statements.

“UCC” means the Uniform Commercial Code as in effect in the State of New York; provided, however, that if by mandatory provisions of law, the perfection or effect of perfection or non-perfection of the Security Interest in any Collateral to which this Financing Statement relates is governed by the Uniform Commercial Code as in effect on or after the date hereof in any other jurisdiction, UCC means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or the effect of perfection or non-perfection.

2.    THE SECURITY INTEREST. In order to secure the due and punctual payment and performance of all Secured Obligations owing to the Secured Party from time to time, the Debtor hereby grants, hypothecates, assigns, pledges, transfers and delivers to the Secured Party, a continuing lien and security interest in, and hereby assigns to the Secured Party, as collateral security, including that acquired with the proceeds of the Loan and the following described property and interests of the Debtor, whether now owned or hereafter acquired or existing, and all proceeds thereof and all substitutes, replacements and accessions thereto, wherever located:

(a)    all Accounts;

(b)    all Assigned Agreements;

(c)    all General Intangibles;

(d)    all Inventory;

(e)    all Equipment;

(f)    all Miscellaneous Collateral;

(g)    all Records;

(h)    all Documents;

(i)    all Proceeds;

(j)    all Copyrights;

(k)    all Patents; and

(l)    all Trademarks (the “Collateral”).

The pledge of the Collateral shall be referred to herein as the “Security Interest.”

3.    FILING; FURTHER ASSURANCES. The Debtor shall, at its expense, execute, file, record and deliver to Secured Party (in such manner and form as the Secured Party shall reasonably require) any financing statements and any other documents, necessary or appropriate to preserve, perfect, validate or protect the security interest granted to Secured Party hereunder against the claims of third parties. and shall cooperate with the Secured Party to cause the same to be duly filed in all places necessary to perfect the security interest of Secured Party in the Collateral. This shall include (a) all financing statements, (b) all carbon, photographic or other reproductions of financing statements or this Agreement (which shall be sufficient as a financing statement hereunder), (c) all endorsements to title to any vehicles or other Collateral as may be required in order to perfect the Security Interest therein, and (d) all specific assignments or other papers that may be necessary, or that the Secured Party may reasonably request, in order to create, preserve, perfect or validate any Security Interest or to enable the Secured Party to exercise and enforce its rights hereunder with respect to any of the Collateral. In the event that any recording or re-filing thereof (or filing of any statements of continuation or assignment of any financing statement) is required to protect and preserve such Security Interest, the Debtor, at its own cost and expense, shall cause the same to be re-recorded and/or re-filed at the time and in the manner requested by the Secured Party. The Debtor hereby authorizes the Secured Party to file or re-file any financing statements, continuation statements, and/or amended statements with respect to the Security Interest granted pursuant to this Agreement which at any time may be required or appropriate, although the same may have been executed only by Secured Party, and to execute such financing statement on behalf of the Debtor. In addition, in the event and to the extent that any of Collateral consists of or is represented by instruments or other evidences of ownership such as would require physical possession of same in order to perfect the Security Interest therein, the Debtor will promptly, at its expense, deliver same to the Secured Party, with any necessary endorsements thereon or powers annexed thereto.

4.    REPRESENTATIONS AND WARRANTIES OF THE DEBTOR. The Debtor hereby represents and warrants as follows:

(a)    The Debtor is not in default under any indenture, mortgage, deed of trust, agreement or other instrument to which it is a party or by which it may be bound. Neither the execution nor the delivery of this Agreement, nor the consummation of the transactions herein contemplated, nor compliance with the provisions hereof, will violate any law or regulation, or any order or decree of any court or governmental authority, or will conflict with, or result in the breach of, or constitute a default under, any indenture, mortgage, deed of trust, agreement or other instrument to which the Debtor is a party or by which the Debtor may be bound, or result in the creation or imposition of any lien, claim or encumbrance upon any property of Debtor.

(b)    The Debtor has the power to execute, deliver and perform the provisions of this Agreement and all instruments and documents delivered or to be delivered pursuant hereto, and has taken or caused to be taken all necessary or appropriate actions to authorize the execution, delivery and performance of this Agreement and all such instruments and documents.

(c)    The Debtor is the legal and equitable owner of the Collateral, subject to the interest therein granted to the Secured Party. The ownership by the Debtor of the Collateral is free and clear of all security interests, liens, claims and encumbrances of every kind and nature, except as otherwise disclosed herein and in the schedules to the Subscription Agreement and/or the Debentures, and except for security deposits, statutory liens, bankers’ liens and other immaterial encumbrances not securing indebtedness for borrowed money. The Debtor has taken all actions necessary under the UCC to perfect its interest in any accounts purchased by it or in which it otherwise has an interest, as against its assignors or creditors or its assigns.

(d)    No material default exists, and no event which with notice or the passage of time or both, would constitute a default under the Collateral by any party thereto, and there are no material offsets, claims or defenses against the obligations evidenced by the Collateral.

(e)    The Security Interest constitutes a valid and, upon delivery and filing of documents necessary to perfect the Secured Party’s security interest in the Collateral, perfected security interest in the Collateral securing the payment and performance of the Secured Obligations, in each case prior to all other liens and rights of others (except for permitted liens as described above).

(f)    That no financing statement covering the Collateral is on file in any public office, other than (i) financing statements in respect of any indebtedness which is being repaid out of the proceeds of the Loan (which financing statements are being terminated and released simultaneously with the funding of the Loan to the Debtor), and (ii) financing statements filed pursuant to this Agreement.

All representations and warranties of the Debtor contained herein shall survive the closing of this Agreement until termination of this Agreement under Section 14.

5.    COVENANTS OF THE DEBTOR. The Debtor hereby covenants and agrees as follows:

(a)    Protection of the Collateral. The Debtor shall defend the title to the Collateral against all claims and demands whatsoever. The Debtor shall keep the respective Collateral free and clear of all liens and security interests (except for the lien created herein and permitted liens as described above), charges, encumbrances, taxes and assessments, and shall pay all taxes, assessments and fees relating to the Collateral. Upon request by Secured Party, Debtor, at the Debtor’s expense, shall furnish further assurances of title, execute any further instruments and documents, and do any other acts, that Secured Party may reasonably request, necessary to effectuate the purposes and provisions of this Agreement, including, in order to perfect and protect the Security Interest granted or purported to be granted hereby or to enable the Secured Party to exercise and enforce the rights and remedies hereunder with respect to any Collateral.

Debtor shall not further sell, exchange, assign, transfer or otherwise dispose of the Collateral. and shall not further encumber, hypothecate, mortgage, create a lien on or security interest in the Collateral, without the prior written consent of Secured Party in each instance except as otherwise permitted under the Debentures, the Subscription Agreement and/or this Agreement. The risk of loss of the Collateral at all times shall be borne by the Debtor.

(b)    The Debtor’s Obligation to Pay. The Debtor shall pay and perform the Debentures and the Debtor shall perform all of its Secured Obligations as the same may become due according to their terms. The Debtor shall reimburse to Secured Party, all expenses, including reasonable attorneys࿖ fees, incurred or paid in connection with establishing, perfecting, maintaining, protecting or enforcing any of the Secured Party’s rights and remedies hereunder, including in retaking, holding, preparing for sale or lease, or selling and leasing, and the like, the Collateral.

(c)    Place of Business. The Debtor will not, without giving the Secured Party 30 days prior written notice, change (i) the locations of its places of business and its chief executive office, or (ii) the locations where it keeps or holds any Collateral or records relating thereto, or (iii) its name, identity, or corporate structure in any manner. If any such change occurs, the Debtor shall, at its cost and expense, cooperate with the Secured Party and cause to be filed or recorded additional financing statements, amendments, or supplements to existing financing statements, continuation statements. or other documents required to be recorded or filed in order to perfect and protect the Security Interests.

(d)    Additional Documents. The Debtor will, from time to time, at its expense, execute, deliver, file, and record any statement, assignment, instrument, document, agreement, or other paper and take any other action (including, without limitation, any filings of financing or continuation statements under the UCC) that the Secured Party may from time to time reasonably determine to be necessary or desirable in order to create, preserve, perfect, confirm, or validate the Security Interests or to enable the Secured Party to obtain the full benefits of this Agreement, or to enable the Secured Party to exercise and enforce any of its rights, powers, and remedies hereunder with respect to any of the Collateral. To the extent permitted by law, the Debtor hereby authorizes the Secured Party to execute and file financing statements or continuation statements without the Debtor’s signature appearing thereon. The Debtor agrees that a carbon, photographic, or other reproduction of this Security Agreement or of a financing statement is sufficient as a financing statement. The Debtor shall pay the costs of or incidental to, any recording or filing of any financing or continuation statements concerning the Collateral.

(e)    Books/Records. The Debtor shall keep complete and accurate books and records relating to the Collateral, and stamp or otherwise mark such books and records in such manner as the Secured Party may reasonably request in order to reflect the Security Interests.

(f)    Maintain Accounts. The Debtor shall use its commercially reasonable efforts to cause to be collected from its account debtors, as and when due, any and all amounts owing under or on account of each Account (including, without limitation, delinquent Accounts, such Accounts to be collected in accordance with lawful collection procedures and the Debtor’s standard procedures) and apply forthwith upon receipt thereof all such amounts as are so collected to the outstanding balance of such Account, except that, unless an Event of Default has occurred and is continuing and the Secured Party is exercising its rights hereunder to collect Accounts, the Debtor may allow in the ordinary course of business as adjustments to amounts owing under its Accounts (i) an extension or renewal of the time or times of payment, or settlement for less than the total unpaid balance, which the Debtor finds appropriate in accordance with prudent business judgment and (ii) a refund or credit due as a result of returned or damaged merchandise, all in accordance with the Debtor’s ordinary course of business consistent with its historical practices. The costs and expenses (including, without limitation, attorney’s fees) of collection, whether incurred by the Debtor or the Secured Party, shall be borne by the Debtor.

(g)    Notice of Default. Upon the occurrence and during the continuance of any Event of Default, upon the request of the Secured Party, the Debtor will promptly notify (and the Debtor hereby authorizes the Secured Party so to notify) each account debtor in respect of any Account or Instrument that such Collateral has been assigned to the Secured Party hereunder, and that any payments due or to become due in respect of such Collateral are to be made directly to the Secured Party or any designee specified by the Secured Party.

(h)    Additional Information. The Debtor will, promptly upon request, provide to the Secured Party all information and evidence it may reasonably request concerning the Collateral, and in particular the Accounts, to enable the Secured Party to enforce the provisions of this Agreement.

(i)    Taxes and Assessments. The Debtor will promptly pay any and all taxes, assessments and governmental charges upon the Collateral prior to the date that penalties may attach thereto or same become a lien on any of the Collateral, except to the extent that such taxes, assessments and charges shall be contested by the Debtor in good faith and through appropriate proceedings.

(j)    Material Loss. The Debtor will immediately notify the Secured Party of any event causing a material loss or diminution in the value of the Collateral, and the amount (or the Debtor’s best estimate of the amount) of such loss or diminution.

(k)    Applicable Law. The Debtor will not use any of the Collateral in violation of any applicable law.

(l)    Impairment of Collateral. Except to the extent permitted by this Agreement, Debtor shall not cause any reduction in the value of the Collateral or take any action which would reasonably be expected to imperil the prospect of the full performance or satisfaction of the Secured Obligations.

6.    RECORDS RELATING TO COLLATERAL. The Debtor will keep and maintain complete and accurate records concerning the Collateral, including the Accounts and all chattel paper included in the Accounts, at its principal executive office or at such other place(s) of business as the Secured Party may approve in writing. The Debtor will (a) faithfully hold and preserve such records and chattel paper, (b) permit representatives of the Secured Party, at any time during normal business hours, upon reasonable notice, and without undue material disruption of the Debtor’s’ business, to examine and inspect the Collateral and to make copies and abstracts of such records and chattel paper, and (c) furnish to the Secured Party such information and reports regarding the Collateral as the Secured Party may from time to time reasonably request.

7.    RELEASE OF COLLATERAL. The Debtor shall not sell, transfer, license or otherwise dispose of the Collateral, or any part thereof or any interest therein except in the ordinary course of business for fair value or as otherwise provided in the Subscription Agreement or the Debentures. If the Collateral, or any part thereof; is sold or otherwise disposed of in violation of these provisions, the Security Interest of the Secured Party shall continue in such Collateral or any part thereof notwithstanding such sale or other disposition, and Debtor will deliver any proceeds thereof to the Secured Party to be, at the option of the Secured Party, held as Collateral hereunder, and/or be applied to the Secured Obligations.

8.    GENERAL AUTHORITY.

(a)    In the event that the Secured Party shall at any time be required to take action to defend the Security Interests, or the Debtor shall fail to satisfy its obligations under this Agreement, then the Secured Party shall have the right, but shall not be obligated, to take such steps and make such payments as may be required in order to effect compliance, and the Secured Party shall have the right either to demand and receive immediate reimbursement from the Debtor for all costs and expenses incurred by the Secured Party in connection therewith, and/or to add such costs and expenses to the Secured Obligations.

(b)    The Debtor hereby irrevocably appoints the Secured Party the true and lawful attorney for the Debtor, with full power of substitution, in the name of the Debtor, the Secured Party or otherwise, for the sole use and benefit of the Secured Party, but at the Debtor’s’ expense, to the extent permitted by law to exercise, at any time and from time to time during the continuance of an Event of Default, any or all of the following powers with respect to any or all of the Collateral (which powers shall be in addition and supplemental to any powers, rights and remedies of the Secured Party described herein):

(i)    to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof; and

(ii)    to receive, take, endorse, assign and deliver any and all checks, drafts, documents and other negotiable and non-negotiable instruments and chattel paper taken or received by the Secured Party in connection therewith; and

(iii)    to settle, compromise, discharge, extend, compound, prosecute or defend any action or proceeding with respect thereto; and

(iv)    to sell, transfer, assign or otherwise deal in or with same, or the proceeds or avails thereof, or any goods securing the Accounts, as fully and effectually as if the Secured Party were the absolute owner thereof; and

(v)    to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto; and

(vi)    to discharge any taxes, liens, security interests or other encumbrances at any time placed thereon.

Anything hereinabove contained to the contrary notwithstanding, the Secured Party shall give the Debtor not less than ten (10) days࿖ prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral which is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market. The Secured Party and the Debtor hereby agree that such notice constitutes “reasonable notification” within the meaning of Section 9-610 of the Code.

9.    REMEDIES UPON EVENT OF DEFAULT.

(a)    If any Event of Default shall have occurred and be continuing, the Secured Party may exercise all of the rights and remedies of a secured party under the Code (whether or not the Code is in effect in the jurisdiction where such rights and remedies are exercised) and, in addition, the Secured Party may, without being required to give any notice, except as herein provided or as may be required by mandatory provisions of law, (a) apply the cash, if any, then held by it as Collateral in the manner specified in Section 11 hereof, and (b) if there shall be no such cash or if such cash shall be insufficient to pay all of the Secured Obligations in full, sell the Collateral, or any part thereof, at public or private sale or at any broker’s board or on any securities exchange, for cash, upon credit or for future delivery, and at such price or prices as the Secured Party may deem satisfactory. The Secured Party may require the Debtor to assemble all or any part of the Collateral and make it available to the Secured Party at a place to be designated by the Secured Party. Any holder of a Secured Obligation may be the purchaser of any or all of the Collateral so sold at any public sale (or, if the Collateral is of a type customarily sold on a recognized market or is of a type which is the subject of widely distributed standard price quotations, at any private sale) and thereafter hold same, absolutely free from any right or claim of the Debtor of whatsoever kind. The Secured Party is authorized, at any such sale, if it reasonably deems same to be advisable, to restrict the prospective bidders or purchasers of any of the Collateral which could be subject to federal or state securities laws to persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or sale of any of such Collateral; and the Debtor hereby acknowledges that such restriction may result in a lower price being obtained for the subject Collateral, and the Debtor hereby waives any claim arising therefrom. Upon any such sale, the Secured Party shall have the right to deliver, assign and transfer to the purchaser thereof the Collateral so sold.

(b)    Each purchaser at any such sale shall hold the Collateral so sold absolutely, free from any claim or right of the Debtor of whatsoever kind (except for the rights of the Secured Party), including any equity or right of redemption of the Debtor. To the extent permitted by law, the Debtor hereby specifically waives all rights of redemption, stay or appraisal which it has or may have under any rule of law or statute now existing or hereafter adopted. and waives any requirement for the marshaling of any Collateral. The Secured Party shall give the Debtor not less than ten (10) days࿖ prior written notice of its intention to make any such public or private sale or sales at a broker’s board or on a securities exchange. Such notice, in case of a public sale, shall state the time and place fixed for such sale, and in case of sale at a broker’s board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or the portion thereof being sold, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Secured Party may fix in the notice of such sale. At any such sale, the Collateral may be sold in one lot as an entirety or in separate parcels, as the Secured Party may determine. The Secured Party shall not be obligated to make such sale pursuant to any such notice. The Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale. and such sale may be made at any time or place to which the same may be adjourned. In case of any࿖ sale of all or any part of the Collateral on credit or for future delivery, the Collateral so sold may be retained by the Secured Party until the selling price is paid by the purchaser thereof; but the Secured Party shall not incur any liability in the case of the failure of such purchaser to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may again be sold upon like notice.

(c)    The Secured Party, instead of exercising the power of sale herein conferred upon it, may proceed by a suit or suits at law or in equity to foreclose the Security Interests and sell the Collateral, or any portion thereof; under a judgment or decree of a court or courts of competent jurisdiction.

(d)    In the event that the Secured Party, after the occurrence of an Event of Default, does not exercise his/her/its rights under this Agreement within thirty (30) days thereof, then Subscribers representing a majority in interest of the total aggregate principal amount of the Loan shall have the right, upon five (5) days written notice to the Debtor, to appoint a substitute secured party at which time the Secured Party’s rights under this Agreement shall automatically be assigned to the new secured party without any further action of the Secured Party, the Subscribers and/or the Debtor. Upon the appointment of the substitute secured party, then the Secured Party executing this Agreement shall no longer have authority to enforce the provisions of this Agreement. For purposes of this Section 9(d), the Secured Party shall be excluded for purposes of calculating a majority in interest of the aggregate amount of the Loan.

10.    RIGHT OF SECURED PARTY TO USE AND OPERATE COLLATERAL. Upon the occurrence and during the continuance of any Event of Default and to the extent permitted by law, the Secured Party shall have the right and power, with or without legal process, to enter upon any or all of the Debtor’s premises. to take possession of all or any part of the Collateral, and to exclude the Debtor and all persons claiming under the Debtor wholly or partly therefrom, and thereafter to sell same in accordance herewith and/or hold, store, and/or use, operate, manage and control the same. Upon any such taking of possession, the Secured Party may, from time to time, at the expense of the Debtor, make all such repairs, replacements, alterations, additions and improvements to the Collateral as the Secured Party may deem proper. In such case, the Secured Party shall have the right to manage and control the Collateral and to carry on the business and to exercise all rights and powers of the Debtor in respect thereof as the Secured Party shall deem proper, including the right to enter into any and all such agreements with respect to the leasing and/or operation of the Collateral or any part thereof as the Secured Party may see fit; and the Secured Party shall be entitled to collect and receive all profits, fees, revenues and other income of the same and every part thereof. Such profits, fees, revenues and other income shall be applied to pay the expenses of holding the Collateral and of conducting the business thereof, and of all alterations, additions and improvements, and to make all payments which the Secured Party may be required or may elect to make, if any, for taxes, assessments, insurance and other charges upon the Collateral or any part thereof; and all other payments which the Secured Party may be required or authorized to make under any provision of this Agreement (including legal costs and reasonable attorneys fees). The remainder of such profits. fees, revenues and other income shall be applied in accordance with Section 11 below, and, unless otherwise provided or required by law or by a court of competent jurisdiction, any surplus shall be paid over to the Debtor.

11.    APPLICATION OF COLLATERAL AND PROCEEDS. The proceeds of any sale of, or other realization upon, all or any part of the Collateral shall be applied in the following order:

(a)    First, to the costs and expenses of the sale;

(b)    Second, to the reasonable attorneys’ fees and expenses incurred by the Secured Party with respect to the enforcement of its rights under this Agreement;

(c)    Third, to the payment of the Secured Obligations; and

(d)    Fourth, the surplus proceeds, if any, to the Debtor or whomever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct.

12.    EXPENSE; SECURED PARTY’S LIEN. The Debtor will forthwith pay:

(a)    the amount of any taxes or other charges which the Secured Party may have been required to pay by reason of the Security Interests (including any applicable transfer taxes) or to free any of the Collateral from any lien thereon; and

(b)    the amount of any and all reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its counsel and of any agents not regularly in its employ, which the Secured Party may incur in connection with (i) the collection, sale or other disposition of any of the Collateral, (ii) the exercise by the Secured Party of any of the powers conferred upon it hereunder, and/or (iii) any default on the Debtor’s’ part hereunder.

13.    SECURITY INTEREST ABSOLUTE. All rights of the Secured Party hereunder, and all obligations of Debtor hereunder, shall be absolute and unconditional irrespective of:

(a)    any lack of validity or enforceability of the Transaction Documents or the Secured Obligations or any other agreement or instrument relating to the Transaction Documents or the Secured Obligations;

(b)    any change in the time, manner or place of payment of. or in any other term of; the Transaction Documents or the Secured Obligations, or any renewal, modification, reinstatement, restatement or extension of the Transaction Documents or the Secured Obligations or any other amendment or waiver of or any consent to any departure from this Agreement or any other agreement or instrument;

(c)    any sale, exchange, release or non-perfection of any of the Collateral; or

(d)    any other circumstance that might otherwise constitute a defense available to, or a discharge of the Debtor in respect of any Transaction Documents or the Secured Obligations.

14.    TERMINATION OF SECURITY INTERESTS; RELEASE OF COLLATERAL. Upon the indefeasible payment in full of all Secured Obligations (other then indemnity obligations as to which no claim has theretofore been asserted), the Security Interests shall terminate and all rights in the Collateral shall revert to the Debtor. Upon any such termination of the Security Interests or release of Collateral, the Secured Party will, at the Debtor’s expense, execute and deliver to the Debtor such termination statements and other documents as the Debtor shall reasonably request to evidence and give effect to the termination of the Security Interests or the release of such Collateral, as the case may be.

15.    NOTICES. All notices, demands and other communications hereunder shall be given or made to the Debtor, the Subscribers and the Secured Party in the manner set forth in the Subscription Agreement.

16.    AMENDMENTS AND WAIVERS. The Transaction Documents represent the final agreement agreed to by the parties. No amendment or waiver of any provision of the Transaction Documents, and no consent by Secured Party or Subscribers to any breach thereof by Debtor shall in any event be effective unless the same shall be in writing and signed by the Secured Party, Subscribers, Debtor and, if appropriate, any guarantor of any Secured Obligation, and then such waiver or consent shall be effective only for the specific purpose for which given. No course of dealing between Debtor, any guarantor of any Secured Obligation and Secured Party in exercising any rights or remedies in the Transaction Documents shall operate as a waiver or preclude the exercise of any other rights or remedies in the Transaction Documents. All such rights and remedies shall continue unimpaired, notwithstanding any delay, extension of time renewal, compromise or other indulgence granted with respect to any of the Secured Obligations. Debtor hereby waives all notice of any such delay, extension of time, renewal, compromise or indulgence, and consents to be bound thereby as fully and effectually as if Debtor expressly had agreed thereto in advance. The Debentures may be negotiated without releasing Debtor or the Collateral. The remedies in this Agreement are cumulative and are not exclusive of any other remedies provided by law, in equity or otherwise.

17.    GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.

(a)    This Agreement shall (irrespective of where it is executed, delivered and/or performed) be governed by and construed in accordance with the laws of the State of New York (without giving effect to principles of conflicts of law) as applied to contracts executed and performed in the State of New York,

(b)    The Debtor hereby consents to the jurisdiction of all courts sitting in the State of New York, and of all courts from which an appeal therefrom may be taken, with respect to any action or proceeding relating to this Agreement or any related transactions. THE DEBTOR HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY SUCH ACTION OR PROCEEDING, AND CONSENTS THAT THE SECURED PARTY MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE DEBTOR WITH RESPECT TO JURISDICTION AND THE WAIVER OF THE RIGHT TO JURY TRIAL.

18.    NO WAIVER; CUMULATIVE REMEDIES. No failure on the part of the Secured Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy by the Secured Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

19.    BINDING EFFECT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. The Secured Party may assign this Agreement, and if assigned, the assignee shall be entitled, upon notifying Debtor. to the payment and performance of all of the agreements of Debtor hereunder and to all of the rights and remedies of Secured Party hereunder. The gender and number used in this Agreement are used for reference term only and shall apply with the same effect whether the parties are masculine, feminine, neuter, singular or plural.

20.    CONTINUING SECURITY INTEREST; ASSIGNMENTS. This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until termination as provided herein, (ii) be binding upon Debtor, the Secured Party and their respective successors and assigns. and (iii) inure, together with the rights, powers and remedies of Debtor and the Secured Party hereunder, to the benefit of Debtor, the Secured Party and their respective successors, transferees and permitted assigns, as the case may be.

21.    USURY. All agreements between Debtor and the Secured Party, whether now existing or hereafter arising and whether written or oral; are hereby limited so that in no contingency, whether by reason of acceleration of the final maturity date, as that term is defined in the Debentures, or otherwise, shall the interest contracted for, charged, received, paid or agreed to be paid to the Secured Party exceed the maximum amount permissible under the laws of the State of New York (hereinafter the “Applicable Law࿖). If, from any circumstance whatsoever, interest would otherwise be payable in excess of the maximum amount permissible under the Applicable Law, the interest payable shall be reduced to the maximum amount permissible under the Applicable Law, and if from any circumstance the Secured Party or any holder of Debentures shall ever receive anything of value deemed interest by the Applicable Law in excess of the maximum amount permissible under the Applicable Law, an amount equal to the excessive interest shall be applied to the reduction of the principal of the Secured Obligations and not to the payment of interest, or if such excessive amount of interest exceeds the unpaid balance of principal of the Secured Obligations, such excess shall be refunded to the party making such payment. All interest paid or agreed to be paid to the Secured Party shall, to the extent permitted by the Applicable Law, be amortized, prorated, allocated and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under the Applicable Law. The Secured Party expressly disavows any intent to contract for, charge or receive interest in an amount which exceeds the maximum amount permissible under the Applicable Law. This paragraph shall control all agreements between Debtor and the Secured Party.

22.    MULTIPLE COUNTERPARTS. This Agreement may be executed in separate or multiple counterparts by the parties. and all of such counterparts shall be considered as one and the same instrument notwithstanding the fact that various counterparts are signed by only one or more of the parties, and all of such Agreements shall be deemed but one and the same Agreement.

23.    SEVERABILITY. If any provision hereof is held invalid or unenforceable in any jurisdiction, such provision shall (for purposes of enforcement in such jurisdiction only) be reduced in scope and effect to the extent necessary to render same enforceable, and the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Secured Party.

24.    HEADINGS. The captions and Section headings in this Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning or interpretation of any provision hereof.

25.    ASSIGNMENT. Except as set forth in Section 9(d), this Agreement may not be assigned by the Debtor without the Secured Party’s prior written consent, but shall otherwise be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and assigns.

26.    CONTROLLING INSTRUMENT. In the event any provision of this Agreement conflicts with any provision of the Debentures, the provision of the Debentures shall be controlling.

[Signatures on following page]

IN WITNESS WHEREOF, this Security Agreement has been executed by the parties hereto as of the date first set forth above.

SECURED PARTY:

By:

Name:

SUBSCRIBER:

By:

Name:

DEBTOR:

ODYNE CORPORATION
a Delaware corporation

By:

Name:
Title:

ODYNE CORPORATION
a New York corporation

By:

Name:
Title:

Exhibit G

ODYNE CORPORATION
Warrant No. 2008-___

WARRANT TO PURCHASE COMMON STOCK

VOID AFTER 5:00 P.M., EASTERN TIME,
ON THE EXPIRATION DATE

NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

FOR VALUE RECEIVED, Odyne Corporation, a Delaware corporation (the “Company”), hereby agrees to sell upon the terms and on the conditions hereinafter set forth, at any time commencing on the date hereof but no later than 5:00 p.m., Eastern Time, on March __, 2013 (the “Expiration Date”), to _______________________, or his, her or its registered assigns (the “Holder”), under the terms as hereinafter set forth, ____________________ (____________) fully paid and non-assessable shares of the Company’s Common Stock, par value $.001 per share (the “Common Stock”), at a purchase price per share of $0.72 (the “Warrant Price”), pursuant to the terms and conditions set forth in this warrant (this “Warrant”). The number of shares of Common Stock issued upon exercise of this Warrant (“Warrant Shares”) and the Warrant Price are subject to adjustment in certain events as hereinafter set forth.

This Warrant is one of a series of the Company’s Warrants to purchase Common Stock issued pursuant to the Securities Purchase Agreement between the Company and the Holder dated of even date herewith (the “Purchase Agreement”). Capitalized terms used but not otherwise defined in this Warrant shall have the meaning ascribed to such term in the Purchase Agreement or, as to Section 1(a), in the Registration Rights Agreement between the Company and the Holder dated of even date herewith.

1.	Exercise of Warrant.

(a) The Holder may exercise this Warrant according to the terms and conditions set forth herein by delivering to the Company, at the address set forth in Section 9 prior to 5:00 p.m., Eastern Time, on the Expiration Date (i) this Warrant, (ii) the Subscription Form attached hereto as Exhibit A (the “Subscription Form”) or the Notice of Cashless Exercise Form attached hereto as Exhibit B (the “Cashless Exercise Form”) (in either case having then been duly executed by the Holder) and (iii) if not cashless, cash, a certified check or a bank draft in payment of the purchase price, in lawful money of the United States of America, for the number of Warrant Shares specified in the Subscription Form. If for any reason or for no reason whatsoever, either (A) the Registration Statement is not declared effective by the Commission prior to the Outside Date or any additional registration statement is not filed by the Additional Filing Date or is not declared effective by the Commission prior to the Additional Outside Date, or (B) after the effective date of the Registration Statement (or any additional registration statement), without regard for the reason thereunder or efforts therefor, such Registration Statement (or any additional registration statement) ceases for any reason to be effective and available to the Holders as to such Registrable Securities to which it is required to cover at any time prior to the expiration of the Effectiveness Period or Additional Effectiveness Period, as the case may be, for more than an aggregate of 30 Trading Days (which need not be consecutive), or (C) following the expiration of the Effectiveness Period or any Additional Effectiveness Period, any portion of this Warrant remains outstanding and/or unexercised as to any Warrant Shares previously covered by the respective existing and effective registration statement, then in any such case, a Holder may notify the Company, by its delivery of the Cashless Exercise Form, of its election to utilize cashless exercise under this Warrant relating to the Warrant Shares that are not then covered by an existing and effective registration statement (including the Registration Statement) (but only after exercising for cash Warrant Shares that are then covered by an existing and effective Registration Statement), in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows in accordance with the provisions of this Warrant:

X = Y [(A-B)/A]

where:

X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the average of the closing prices for the five Trading Days immediately prior to (but not including) the Date of Exercise.

B = the Warrant Price.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date the Warrant was originally issued.

(b) This Warrant may be exercised in whole or in part so long as any exercise in part hereof would not involve the issuance of fractional Warrant Shares. If exercised in part, the Company shall deliver to the Holder a new Warrant, identical in form to this Warrant, in the name of the Holder, evidencing the right to purchase the number of Warrant Shares as to which this Warrant has not been exercised, which new Warrant shall be signed by the Chief Executive Officer or President of the Company. The term Warrant as used herein shall include any subsequent Warrant issued as provided herein.

(c) No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon the exercise of this Warrant, but the number of shares issuable shall be rounded to the nearest whole share

(d) In the event of any exercise of the rights represented by this Warrant, the Company shall promptly (but in no event later than three Trading Days after the Date of Exercise (as defined herein)) issue and deliver to the Holder, a certificate for the Warrant Shares issuable upon such exercise, which, unless otherwise required by the Purchase Agreement and applicable law, shall be free of restrictive legends. The Company shall, upon request of the Holder and subsequent to the date on which a registration statement covering the resale of the Warrant Shares has been declared effective by the SEC, use its reasonable best efforts to deliver Warrant Shares hereunder electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions, if available, provided, that, the Company may, but will not be required to change its transfer agent if its current transfer agent cannot deliver Warrant Shares electronically through the Depository Trust Corporation. A "Date of Exercise" means the date on which the Holder shall have delivered to the Company: (i) the Subscription Form or Cashless Exercise Form, as the case may be, appropriately completed and duly signed and (ii) if not a cashless exercise, payment of the Warrant Price for the number of Warrant Shares so indicated by the Holder to be purchased. If by the third Trading Day after a Date of Exercise the Company fails to deliver the required number of Warrant Shares in the manner required pursuant to this Section, then the Holder will have the right to rescind such exercise. If by the third Trading Day after a Date of Exercise the Company fails to deliver the required number of Warrant Shares in the manner required pursuant to this Section, and if after such third Trading Day and prior to the receipt of such Warrant Shares, the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue by (B) the closing bid price of the Common Stock on the Date of Exercise. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In. The Company's obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing Warrant Shares upon exercise of the Warrant as required pursuant to the terms hereof. The person or entity in whose name any certificate for Warrant Shares is issued upon exercise of the rights represented by this Warrant shall for all purposes be deemed to have become the holder of record of such Warrant Shares immediately prior to the close of business on the date on which the Warrant was surrendered and payment of the Warrant Price and any applicable taxes was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the opening of business on the next succeeding date on which the Company’s stock transfer books are open. Except as provided in Section 4 hereof, the Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Warrant Shares on exercise of this Warrant.

2.	Disposition of Warrant Shares and Warrant.

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(a) The Holder hereby agrees that he, she or it will not sell, transfer, pledge or otherwise dispose of (collectively, “Transfer”) all or any part of this Warrant unless and until he, she or it shall have first have given notice to the Company describing such Transfer and furnished to the Company (i) a statement from the transferee, whereby the transferee represents and warrants that he, she, or it is acquiring this Warrant and will acquire Warrant Shares, as applicable, for investment for his, her or its own account, with no present intention of dividing his, her or its participation with others or reselling or otherwise distributing this Warrant or Warrant Shares, as applicable, and either (ii) an opinion, reasonably satisfactory to counsel for the Company, of counsel (skilled in securities matters, selected by the Holder and reasonably satisfactory to the Company) to the effect that the proposed Transfer may be made without registration under the Act and without registration or qualification under any state law, or (iii) an interpretative letter from the U.S. Securities and Exchange Commission to the effect that no enforcement action will be recommended if the proposed sale or transfer is made without registration under the Act.

(b) If, at the time of issuance of Warrant Shares, no registration statement is in effect with respect to such shares under applicable provisions of the Act, the Company may, at its election, require that (i) the Holder provide written reconfirmation of the Holder’s investment intent to the Company, and (ii) any stock certificate evidencing Warrant Shares shall bear legends reading substantially as follows:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

In addition, so long as the foregoing legend may remain on any stock certificate evidencing Warrant Shares, the Company may maintain appropriate “stop transfer” orders with respect to such certificates and the shares represented thereby on its books and records and with those to whom it may delegate registrar and transfer functions.

3.     Reservation of Shares. The Company hereby agrees that at all times there shall be reserved for issuance upon the exercise of this Warrant such number of shares of the Common Stock as shall be required for issuance upon exercise of this Warrant free from preemptive rights or any other contingent purchase rights of Persons other than the Holder (taking into account the adjustments and restrictions of Section 5). The Company further agrees that all Warrant Shares will be duly authorized and will, upon issuance and payment of the exercise price therefor, be validly issued, fully paid and non-assessable, free from all taxes, liens, charges and encumbrances with respect to the issuance thereof, other than taxes, if any, in respect of any transfer occurring contemporaneously with such issuance and other than transfer restrictions imposed by federal and state securities laws.

4.     Exchange, Transfer or Assignment of Warrant. Subject to Section 2, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of the Company of different denominations, entitling the Holder or Holders thereof to purchase in the aggregate the same number of Warrant Shares purchasable hereunder and otherwise on identical terms. Subject to Section 2, upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form attached hereto as Exhibit C (the “Assignment Form”) duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new warrant on identical terms in the name of the assignee named in the Assignment Form and this Warrant shall promptly be canceled. Subject to Section 2, this Warrant may be divided or combined with other Warrants that carry the same rights upon presentation hereof at the office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new warrants are to be issued and signed by the Holder hereof.

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5.     Capital Adjustments. The Warrant Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 5.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Warrant Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b) Fundamental Transactions. If, at any time while this Warrant is outstanding, there is a Fundamental Transaction, then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "Alternate Consideration"). For purposes of any such exercise, the determination of the Warrant Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Warrant Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (b) and insuring that the Warrant will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. For purposes hereof "Fundamental Transaction" means any of the following: (1) the Company effects any merger or consolidation of the Company with or into another Person, (2) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

(c) Subsequent Equity Sales.

(i) If the Company, at any time while this Warrant is outstanding, issues shares of Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at a price per share less than the Warrant Price (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights issued in connection with such issuance, be entitled to receive shares of Common Stock at a price less than the Warrant Price, such issuance shall be deemed to have occurred for less than the Warrant Price), then, the Warrant Price shall be reduced to equal such lower price, but in no event shall the Warrant Price be less than $0.60 per share and the number of Warrant Shares which the Holder may acquire under this Warrant will not be effected thereby. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than the second Trading Day following the issuance of any Common Stock or Common Stock Equivalent subject to this Section, indicating therein the applicable issuance price, or of any applicable reset price, exchange price, conversion price and other pricing terms.

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(ii) For purposes of this subsection 5(c), the following subsections (5)(ii)(l) to (5)(ii)(6) shall also be applicable:

(1) Issuance of Rights or Options. In case at any time the Company shall in any manner grant (directly and not by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called “Options” and such convertible or exchangeable stock or securities being called “Convertible Securities”) whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (y) the aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Warrant Price in effect immediately prior to the time of the granting of such Options, then the total number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Warrant Price. Except as otherwise provided in subsection 5(c)(ii)(3), no adjustment of the Warrant Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

(2) Issuance of Convertible Securities. In case the Company shall in any manner issue (directly and not by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus (y) the aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Warrant Price, provided that (a) except as otherwise provided in subsection 5(c)(ii)(3), no adjustment of the Warrant Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities and (b) no further adjustment of the Warrant Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Warrant Price have been made pursuant to the other provisions of subsection 5(c).

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(3) Change in Option Price or Conversion Rate. Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subsection 5(c)(ii)(l) hereof, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsections 5(c)(ii)(l) or 5(c)(ii)(2), or the rate at which Convertible Securities referred to in subsections 5(c)(ii)(l) or 5(c)(ii)(2) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Warrant Price in effect at the time of such event shall forthwith be readjusted to the Warrant Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. On the termination of any Option for which any adjustment was made pursuant to this subsection 5(c) or any right to convert or exchange Convertible Securities for which any adjustment was made pursuant to this subsection 5(c) (including without limitation upon the redemption or purchase for consideration of such Convertible Securities by the Company), the Warrant Price then in effect hereunder shall forthwith be changed to the Warrant Price which would have been in effect at the time of such termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such termination, never been issued.

(4) Stock Dividends. Subject to the provisions of this Section 5(c), in case the Company shall declare a dividend or make any other distribution upon any stock of the Company (other than the Common Stock) payable in Common Stock, Options or Convertible Securities, then any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

(5) Consideration for Stock. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the gross amount received by the Company therefor, provided that all deductions therefrom of any expenses incurred or any cash underwriting commissions or concessions paid or allowed by the Company in connection therewith shall not exceed 15% of the aggregate consideration received. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company, after deduction of any expenses incurred or any cash underwriting commissions or concessions paid or allowed by the Company in connection therewith as long as such expenses, cash commissions or concessions do not exceed 15% in the aggregate. In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company. If Common Stock, Options or Convertible Securities shall be issued or sold by the Company and, in connection therewith, other Options or Convertible Securities (the “Additional Rights”) are issued, then the consideration received or deemed to be received by the Company shall be reduced by the fair market value of the Additional Rights (as determined using the Black-Scholes option pricing model or another method mutually agreed to by the Company and the Holder). The Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Holders as to the fair market value of the Additional Rights. In the event that the Board of Directors of the Company and the Required Holders are unable to agree upon the fair market value of the Additional Rights, the Company and the Required Holders shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne evenly by the Company and the Holders.

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(6) Record Date. In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

Notwithstanding the foregoing, no adjustment will be made under this paragraph (c) in respect of: (i) the issuance of securities upon the exercise or conversion of any Common Stock or Common Stock Equivalents issued by the Company prior to the date hereof (but will apply to any amendments, modifications and reissuances thereof), (ii) the grant of options, warrants or other Common Stock Equivalents under any duly authorized Company stock option, restricted stock plan or stock purchase plan whether now existing or hereafter approved by the Company and its stockholders in the future (but not as to any amendments or other modifications to the amount of Common Stock issuable thereunder, the terms set forth therein, or the exercise price set forth therein) and the issuance of Common Stock in respect thereof, (iii) securities issued pursuant to acquisitions or strategic transactions, provided any such issuance shall only be to a Person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, or (iv) Common Stock issued upon conversion of the Company’s 10% senior secured convertible debentures dated October 26, 2007.

(d) Number of Warrant Shares. Simultaneously with any adjustment to the Warrant Price pursuant to Section 5(a), the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Warrant Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Warrant Price in effect immediately prior to such adjustment. Notwithstanding the foregoing, in connection with any adjustment to the Warrant Price pursuant to Section 5(c), the number of Warrant Shares which the Holder may acquire under this Warrant will not be effected thereby.

(e) Calculations. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(f) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 5, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Warrant Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's Transfer Agent.

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(g) Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction (but only to the extent such disclosure would not result in the dissemination of material, non-public information to the Holder) at least 10 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

6. Notice to Holders.

(a) Notice of Record Date. In case:

(i) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant) for the purpose of entitling them to receive any dividend (other than a cash dividend payable out of earned surplus of the Company) or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right;

(ii) of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation with or merger of the Company into another corporation, or any conveyance of all or substantially all of the assets of the Company to another corporation; or

(iii) of any voluntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company will mail or cause to be mailed to the Holder hereof at the time outstanding a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any, is to be fixed, as of which the holders of record of Common Stock (or such stock or securities at the time receivable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution or winding-up. Such notice shall be mailed at least ten (10) calendar days prior to the record date therein specified, or if no record date shall have been specified therein, at least ten (10) days prior to such specified date.

(b) Certificate of Adjustment. Whenever any adjustment shall be made pursuant to Section 5 hereof, the Company shall promptly make available and have on file for inspection a certificate signed by its Chairman, Chief Executive Officer, President or a Vice President, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Warrant Price and number of Warrant Shares purchasable upon exercise of this Warrant after giving effect to such adjustment.

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7.     Loss, Theft, Destruction or Mutilation. Upon receipt by the Company of evidence satisfactory to it, in the exercise of its reasonable discretion, of the ownership and the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Company and, in the case of mutilation, upon surrender and cancellation thereof, the Company will execute and deliver in lieu thereof, without expense to the Holder, a new Warrant of like tenor dated the date hereof.

8.     Warrant Holder Not a Stockholder. The Holder of this Warrant, as such, shall not be entitled by reason of this Warrant to any rights whatsoever as a stockholder of the Company, including but not limited to voting rights.

9.     Notices. Any notice provided for in this Warrant must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated:

If to the Company:

Odyne Corporation
89 Cabot Court, Suite L
Hauppauge, New York 11788
Attention: Chief Executive Officer

If to the Holder:

To the address of such Holder set forth on the books and records of the Company.

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Warrant will be deemed to have been given (a) if personally delivered, upon such delivery, (b) if mailed, five days after deposit in the U.S. mail, or (c) if sent by reputable overnight courier service, one business day after such services acknowledges receipt of the notice.

10. Governing Law; Venue. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each of the Holder and the Company agree that all legal proceedings concerning the interpretations, enforcement and defense of this Warrant and the transactions herein contemplated (“Proceedings”) (whether brought against a Holder or the Company or any respective Affiliates, employees or agents) shall be commenced exclusively in the New York Courts. Each of the Holder and the Company hereby irrevocably submit to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each of the Holder and the Company hereby irrevocably waive personal service of process and consent to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each of the Holder and the Company hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Warrant or the transactions contemplated hereby. If either the Holder or the Company shall commence a Proceeding to enforce any provisions of this Warrant, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

11. Miscellaneous. Nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder and their successors and assigns. The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary. The Company shall serve as warrant agent under this Warrant. Upon 10 days' notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

IN WITNESS WHEREOF, the Company has duly caused this Warrant to be signed on its behalf, in its corporate name and by a duly authorized officer, as of this __ day of March 2008.

ODYNE CORPORATION

By:_________________________________
Name:
Title:

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EXHIBIT A

SUBSCRIPTION FORM

Odyne Corporation
89 Cabot Court, Suite L
Hauppauge, New York 11788
Attention: Chief Executive Officer

The undersigned hereby (1) irrevocably elects to exercise his, her or its rights to purchase ____________ shares of the common stock, par value $.001 per share (“Common Stock”), of Odyne Corporation, a Delaware corporation, covered by the attached Warrant, (2) makes payment in full of the purchase price therefore by enclosure of cash, a certified check or bank draft, (3) requests that certificates for such shares of Common Stock be issued in the name of:

(Please print the Warrant holder’s name, address and Social Security/Tax Identification Number)
________________________________________________
________________________________________________
________________________________________________
and (4) if such number of shares of Common Stock shall not be all the shares receivable upon exercise of the attached Warrant, requests that a new Warrant for the balance of the shares covered by the attached Warrant be registered in the name of, and delivered to:

(Please print name, address and Social Security/Tax Identification Number)
________________________________________________
________________________________________________
________________________________________________
In lieu of receipt of a fractional share of Common Stock, the undersigned will receive a check representing payment therefor.

Dated: _____________________  _________________________________
                                                                             PRINT WARRANT HOLDER NAME

                                                                               Name:
                                                                               Title:
Witness:

___________________________

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EXHIBIT B

NOTICE OF CASHLESS EXERCISE

Odyne Corporation
89 Cabot Court, Suite L
Hauppauge, New York 11788
Attention: President

The undersigned, the Holder of the attached Warrant, hereby irrevocably elects to exchange its Warrant for _________ shares of the common stock, par value $.001 per share (“Common Stock”), of Odyne Corporation, a Delaware corporation, pursuant to the cashless exercise provisions of the within Warrant, as referred to in Section 1(a) of such Warrant, and requests that a certificate or certificates for such shares of Common Stock (and any warrants or other property issuable upon such exercise), unless otherwise required by applicable law, free of restrictive legends, be issued in the name of and delivered to __________________________ whose address is _______________________________ (social security or taxpayer identification number ___________) and, if such shares shall not include all of the shares issuable under such Warrant, that a new warrant of like tenor and date for the balance of the shares issuable thereunder be delivered to the undersigned.

Dated: _____________________
                                                                          PRINT WARRANT HOLDER NAME

                                                                           Name:
                                                                           Title:

Witness:

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EXHIBIT C

ASSIGNMENT FORM

Odyne Corporation
89 Cabot Court, Suite L
Hauppauge, New York 11788
Attention: Chief Executive Officer

FOR VALUE RECEIVED,                                                              hereby sells, assigns and transfers unto

(Please print assignee’s name, address and Social Security/Tax Identification Number)
________________________________________________
________________________________________________
________________________________________________
the right to purchase shares of common stock, par value $.001 per share, of Odyne Corporation, a Delaware corporation (the “Company”), represented by this Warrant to the extent of shares as to which such right is exercisable and does hereby irrevocably constitute and appoint ____________________________, Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Dated: _____________________ _________________________________
PRINT WARRANT HOLDER NAME

                                                            _________________________________
Name:
Title:

Witness:

____________________________

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Exhibit H

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this "Agreement") is made as of March __, 2008, by and between Odyne Corporation, a Delaware corporation with its principal office at 89 Cabot Court, Suite L, Hauppauge, New York 11788, and all predecessors thereof (collectively, the "Company"), and each of the several purchasers named in Exhibit A attached hereto (each, a "Purchaser" and collectively, the "Purchasers").

WHEREAS, the Company desires to issue and sell to the Purchasers (i) an aggregate of up to 11,666,666 shares (the "Shares") of the authorized but unissued shares of the Company's common stock, par value $.001 per share (the "Common Stock"), and (ii) warrants to purchase an aggregate of up to 11,666,666 shares of the Common Stock (the “Warrants”) in the form attached hereto as Exhibit B; and

WHEREAS, each Purchaser, severally, wishes to purchase the number of Shares shown next to its name on Exhibit A hereto, all upon the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

"Affiliate" of a party means any other Person controlling, controlled by or under common control with the specified Person. For the purposes of this definition, "control" means the power to direct the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day except Saturday, Sunday and any day which is a federal legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Common Stock Equivalents” means any securities of the Company or any Subsidiary which entitle the holder thereof to acquire Common Stock at any time, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock or other securities that entitle the holder to receive, directly or indirectly, Common Stock.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

"GAAP" means United States generally accepted accounting principles.

“Material Adverse Effect” means any of (i) a material and adverse effect on the legality, validity or enforceability of this Agreement, the Warrants or the Registration Rights Agreement, (ii) a material and adverse effect on the results of operations, assets, properties, prospects, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) an adverse impairment to the Company’s ability to perform on a timely basis its obligations under any of this Agreement, the Warrants or the Registration Rights Agreement.

“New York Courts” means the state and federal courts sitting in the City of New York, Borough of Manhattan.

"Person" shall mean an individual, corporation, company, partnership, firm, association, joint venture, trust, unincorporated organization, government, governmental body, agency, political subdivision or other entity.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date hereof, by and between the Company and each of the several Purchasers, in the form attached hereto as Exhibit C.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Securities Act" shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Subsidiary” or “Subsidiaries” of any Person means any “subsidiary” as defined in Rule 1-02(x) of the Regulation S-X promulgated by the SEC under the Exchange Act of such Person.

"Trading Day" means (i) a day on which the Common Stock is traded on a Trading Market (other than the OTC Bulletin Board), or (ii) if the Common Stock is not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on any Trading Market, a day on which the Common Stock is quoted in the over-the-counter market as reported by the Pink Sheets, LLC (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

"Warrant Share" shall mean the shares of Common Stock issuable or issued upon the exercise of the Warrants.

2. Purchase and Sale of Shares and Warrants.

2.1 Purchase and Sale. Subject to and upon the terms and conditions set forth in this Agreement, the Company agrees to issue, sell and deliver to each Purchaser, and each Purchaser, severally, hereby agrees to purchase from the Company, at the Closing, (i) the number of shares of Common Stock set forth opposite the name of such Purchaser under the heading "Number of Shares to be Purchased" on Exhibit A hereto, at a purchase price of $.60 per share (the “Purchase Price”) and (ii) one or more Warrants to purchase the number of shares of Common Stock set forth opposite the name of such Purchaser under the heading “Shares to be Issued upon Exercise of Warrants” on Exhibit A hereto, at an exercise price of $.72 per Warrant Share. The total purchase price payable by each Purchaser for the number of shares of Common Stock and the Warrants that such Purchaser is hereby agreeing to purchase is set forth opposite the name of such Purchaser under the heading "Purchase Price" on Exhibit A hereto. The Company shall be obligated to register the Warrant Shares pursuant to the terms and conditions set forth in the Registration Rights Agreement.

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2.2 Closing. The closing of the transactions contemplated under this Agreement (the "Closing") shall take place at 10:00 a.m. at the offices of Greenberg Traurig, LLP in New York, New York, on Friday, March 28, 2008, or at such other location, date and time as may be agreed upon between the Purchasers and the Company (the “Closing Date”). At the Closing, the Company shall authorize its transfer agent to issue to each Purchaser, against delivery of payment for the Shares and the Warrants by wire transfer of immediate available funds in accordance with the Company's instructions, (i) one or more stock certificates registered in the name of each Purchaser, representing the number of shares set forth opposite the appropriate Purchaser's name on Exhibit A hereto, and (ii) one or more warrant certificates registered in the name of each Purchaser to purchase the number of shares of Common Stock set forth opposite the appropriate Purchaser’s name on Exhibit A hereto, and, in the case of both (i) and (ii) above, bearing the legend set forth in Section 6.2 hereof. Closing documents may be delivered by facsimile with original signature pages sent by overnight courier.

2.3 Independent Purchasers. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm's length purchaser with respect to this Agreement and the transactions contemplated hereby and that each Purchaser has separately negotiated the terms of this Agreement. Nothing contained herein or in any agreement or document relating to this transaction, and no action taken by any Purchaser, shall be deemed to constitute the Purchasers as, or to create any presumption that the Purchasers are in any way acting in concert or as, a group with respect to the obligations or transaction hereunder. No Purchaser has relied upon any other Purchaser for advice in entering into the transactions contemplated hereby.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Purchasers as follows:

3.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. Each Subsidiary as referred to in the SEC Documents (as hereinafter defined) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. The Company and its Subsidiaries are each qualified to do business as a foreign corporation and are in good standing in all states where the conduct of their respective businesses or their ownership or leasing of property requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect. The Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, unincorporated business organization, association, trust or other business entity.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 5,000,000 shares of preferred stock of the Company, par value $.001 per share, of which 6,000 shares of preferred stock have been designated Series A Convertible Preferred Stock and 2,886.62 of such shares are issued and outstanding; and (ii) 95,000,000 shares of Common Stock, par value $.0001 per share, of which, immediately prior to the consummation of the transactions contemplated hereby, (A) 22,101,448 shares are issued and outstanding and all such outstanding shares are validly issued, fully paid and non-assessable; (B) 1,975,000 shares of Common Stock are reserved for issuance upon the exercise of outstanding stock options granted under the Company's 2006 Equity Incentive Plan and 2,400,000 shares of Common Stock are reserved for issuance upon the exercise of stock options granted pursuant to a Non-Qualified Stock Option Agreement; (C) 3,850,751 shares are reserved for issuance upon the conversion of outstanding shares of Series A Convertible Preferred Stock of the Company; and (D) 10,586,347 shares of Common Stock are reserved for issuance upon exercise of outstanding warrants.

(b) There are no preemptive or similar rights to purchase or otherwise acquire shares of capital stock of the Company or any Subsidiary pursuant to any provision of law or the Certificate of Incorporation or By-laws of the Company, any Subsidiary or by agreement or otherwise. Except for the Warrants, as set forth in this Section 3.2 and except as set forth in the SEC Documents, there are no outstanding subscriptions, warrants, options or other rights or commitments of any character to subscribe for or purchase from the Company or any Subsidiary, or obligating the Company or any Subsidiary to issue, any shares of capital stock of the Company or any securities convertible into or exchangeable for such shares. Except as set forth on Schedule 3.2(b), the issue and sale of the Shares hereunder will not, immediately or with the passage of time, obligate the Company or any Subsidiary to issue shares of Common Stock or other securities to any Person (other than the Purchasers pursuant to this Agreement and the Warrants) and will not result in a right of any holder of Company or Subsidiary securities to adjust the exercise, conversion, exchange or reset price under such securities.

(c) There are no stockholder agreements, voting agreements, or similar agreements with respect to the Common Stock to which the Company or any Subsidiary is a party, or to the knowledge of the Company, by or between any stockholders of the Company or any of its Affiliates.

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3.3 Authorization. The Company has all requisite corporate power to enter into this Agreement, the Registration Rights Agreement and the Warrants, to issue the Shares, the Warrants and the Warrant Shares and to carry out and perform its obligations under the terms of this Agreement (including, without limitation, the issuance of the Shares, the Warrants and the Warrant Shares). All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein has been taken or will be taken prior to the Closing Date. When executed and delivered by the Company, this Agreement shall constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles.

3.4 Valid Issuance of the Shares and the Warrant Shares. The Shares and the Warrant Shares have been duly authorized and will, upon issuance pursuant to the terms hereof, be validly issued, fully paid and non-assessable, free from all liens, claims, encumbrances with respect to the issuance of such Shares and Warrant Shares and will not be subject to any preemptive or similar rights. Except for blue sky filing fees, if any, there are no state or city taxes, fees or other charges payable in connection with the execution or delivery of this Agreement, the Shares, the Warrants and the Warrant Shares. The Company has reserved from its duly authorized capital stock the shares of Common Stock issuable pursuant to this Agreement in order to issue the Shares and Warrant Shares.

3.5 SEC Documents. The Company has made available to each Purchaser, a true and complete copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006, and any other statement, report, registration statement (other than registration statements on Form S-8) or definitive proxy statement filed by the Company with the SEC during the period commencing on December 31, 2006 and ending on the date hereof. The Company will, promptly upon the filing thereof, also make available to each Purchaser on its website, www.odyne.com, all statements, reports (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), registration statements and definitive proxy statements filed by the Company with the SEC during the period commencing on the date hereof and ending on the Closing Date (all such materials required to be furnished to each Purchaser pursuant to this sentence or pursuant to the next preceding sentence of this Section 3.5 being called, collectively, including any amendments thereto, the "SEC Documents"). Since January 1, 2007, the Company has timely made all filings required to be made by it under the Securities Act, Exchange Act and the securities laws of any state, and any rules and regulations promulgated thereunder. The SEC Documents comply in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, as of their respective filing dates, except to the extent corrected by a subsequently filed SEC Document filed prior to the date hereof.

3.6 Financial Statements. All financial statements included in the SEC Documents (hereinafter referred to collectively as the "Financial Statements") have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis during the periods involved, and fairly present, in all material respects, the financial position of the Company and any Subsidiaries and the results of its operations as of the date and for the periods indicated thereon. Since December 31, 2006, to the Company's knowledge, (i) there has been no development or change (actual or threatened), individually or in the aggregate, having a Material Adverse Effect, (ii) there does not exist any condition reasonably likely to result in a Material Adverse Effect, and (iii) the Company has conducted its business only in the ordinary course consistent with past practice. The Company has no indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) which were not fully reflected in, reserved against or otherwise described in the Financial Statements or the notes thereto, or incurred in the ordinary course of business consistent with the Company's past practices, all of which individually and in the aggregate do not or would not have a Material Adverse Effect.

3.7 Consents. All permits, consents, waivers, approvals, orders, authorizations of, or declarations to (collectively, "Permits") or filings with any federal, state, local or foreign court, governmental or regulatory authority, or other person (including third party consents) required on the part of the Company in connection with the execution, delivery or performance of this Agreement, the Warrants and the Registration Rights Agreement and the consummation of the transactions contemplated herein have been obtained or will be obtained prior to the Closing Date, and will be effective as of the Closing Date.

3.8 No Conflict. The execution, delivery and performance of this Agreement, the Registration Rights Agreement and the Warrants by the Company, and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Subsidiary debt or otherwise) or other understanding to which any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any United States court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

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3.9 Brokers or Finders. Except for vFinance Investments, Inc. (the "Placement Agent"), the Company has not dealt with any broker or finder in connection with the transactions contemplated by this Agreement, and, except for certain fees and expenses payable by the Company to the Placement Agent, the Company has not incurred, and shall not incur, directly or indirectly, any liability for any brokerage or finders' fees or agents commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.10 OTC Bulletin Board. The Common Stock is listed on the OTC Bulletin Board and there are no proceedings to revoke or suspend such listing. The Common Stock is registered pursuant to Section 15(d) of the Exchange Act. The Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or delisting the Common Stock from the OTC Bulletin Board. The Company has not received any notification that, and has no knowledge that, the SEC is contemplating terminating such registration. The issuance of the Shares, the Warrants and the Warrant Shares does not require stockholder approval. The Company has not, since October 17, 2006, received notice from any Trading Market to the effect that the Company is not in compliance with the listing or maintenance requirements thereof, which has not otherwise been cured. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of the Common Stock on the OTC Bulletin Board on which the Common Stock is currently listed or quoted. The issuance and sale of the Shares and Warrants under this Agreement does not contravene the rules and regulations of the OTC Bulletin Board on which the Common Stock is currently listed or quoted.

3.11 Absence of Litigation. Except for the action, Amity Truck Service Corp. v. Odyne Corporation, et al., filed in the Supreme Court of the State of New York, County of Suffolk, in January 2008 (as described on Schedule 3.11), there is no action, suit or proceeding or, to the Company's knowledge, any investigation, pending, or to the Company's knowledge, threatened by or before any governmental body against the Company, its Subsidiaries, its activities, properties or assets or any officer, director, or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of the Company and in which an unfavorable outcome, ruling or finding in any said matter, or for all matters taken as a whole, might have a Material Adverse Effect. The foregoing includes, without limitation, any such action, suit, proceeding or investigation that questions this Agreement or the right of the Company to execute, deliver and perform under same. The Company is not a party to or subject to the provisions of any order, writ, injunction or decree of any court or government agency. Neither the Company nor any Subsidiary, nor any director or officer thereof (in his or her capacity as such), is or has been the subject of any action, suit or proceeding involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending any investigation by the SEC involving the Company or any Subsidiary or any of their respective current or former directors or officers (in his or her capacity as such). The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

3.12 Title to Property and Assets. Except as set forth on Schedule 3.12, each of the Company and its Subsidiaries owns its property and assets free and clear of all mortgages, liens, loans, claims, charges and encumbrances, and except such encumbrances and liens that arise in the ordinary course of business and do not materially impair their respective ownership or use of such property or assets. With respect to property and assets it leases, the Company and its Subsidiaries are in material compliance with such leases and, to the best of its knowledge, holds a valid leasehold interest free of any liens, charges, claims or encumbrances, except to the extent any such lien, charge, claim or encumbrance would not have a Material Adverse Effect.

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3.13 Patents, Trademarks, Proprietary Rights.

(a) Each of the Company and its Subsidiaries owns or has the right to use all of the Intellectual Property Rights (as defined below), except where such failure would not have a Material Adverse Effect on the business, properties or assets of the Company and its Subsidiaries, taken as a whole. For purposes of this Agreement, "Intellectual Property Rights" means all patents, patent applications, copyrights, trademarks, trademark applications, service marks, trade names, permits, trade secrets, computer programs, software designs and related materials and other intellectual property that are used by the Company or a Subsidiary as set forth on Schedule 3.13.

(b) To the Company's knowledge, the Company's and each Subsidiary's use and enjoyment of the Intellectual Property Rights do not violate any license or conflict with or infringe the intellectual property rights of others in a manner which would materially and adversely affect the business, assets, properties, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole.

3.14 Environmental Matters. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, which violation could reasonably be expected to result in a Material Adverse Effect, and to the best of its knowledge, no expenditures are required in order to comply with any such existing statute, law or regulation, which expenditures could reasonably be expected to result in a Material Adverse Effect.

3.15 Permits. Each of the Company and its Subsidiaries possesses all Permits or similar authority necessary to conduct its business as described in the SEC Documents, except where the failure to possess such Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company or its Subsidiaries ("Material Permits"), and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

3.16 Employees. No strike, labor dispute or union organizing activities are pending or to the Company’s knowledge threatened against the Company or any of its Subsidiaries by its employees. No employees belong to a union or collective bargaining unit. To the Company's knowledge, neither the Company nor any of its Subsidiaries has any workers' compensation liabilities.

3.17 Compliance with Certificate of Incorporation and By-laws; Compliance with Laws. The Company is not in violation or default of any provisions of its Certificate of Incorporation or By-laws. The business and operations of the Company and each of its Subsidiaries have been conducted in accordance with all applicable laws, rules and regulations of all governmental agencies, authorities and instrumentalities (including, without limitation, under the Employee Retirement Income Security Act of 1974, as amended, and all laws relating to the employment of labor), except for such violations which would not, individually or in the aggregate, have a Material Adverse Effect.

3.18 Insurance. The Company and each of its Subsidiaries maintains insurance of the type and in the amount reasonably adequate for its business, including, but not limited to, insurance covering all real and personal property owned or leased by the Company against theft, damage, destruction, acts of vandalism, and all other risks customarily insured against by similarly situated companies, all of which insurance is in full force and effect.

3.19 Investment Company Act. The Company is not and will not be following the Closing, nor is any Affiliate of the Company, an "Investment Company" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Company is not directly or indirectly controlled by or acting on behalf of any person that is an "Investment Company" within the meaning of the Investment Company Act.

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3.20 Compliance with Securities Laws. Assuming the accuracy of the representations and warranties of the Purchasers set forth in Section 4 hereof, the offer and sale by the Company of the Shares and the Warrants, and the offer of the Warrant Shares, are exempt from the registration requirements of the Securities Act. Other than pursuant to an effective registration statement under the Securities Act, the Company has not issued, offered or sold any shares of Common Stock (including for this purpose any securities of the same or a similar class as the Common Stock) within the six-month period preceding the date hereof or taken any other action, or failed to take any action, that, in any such case, would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale of the Shares and the Warrants as contemplated hereby or (ii) cause the offering of the Shares or the Warrants pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. The Company shall not directly or indirectly take, and shall not permit any of its directors, officers or Affiliates directly or indirectly to take, any action (including, without limitation, any offering or sale to any Person of the Shares, the Warrants or any Common Stock) that will make unavailable the exemption from registration under the Securities Act being relied upon by the Company for the offer and sale to the Purchasers of the Shares and the Warrants as contemplated by this Agreement, including, without limitation, the filing of a registration statement under the Securities Act. No form of general solicitation or advertising within the meaning of Rule 502(c) under the Securities Act has been used or authorized by the Company or any of its officers, directors or Affiliates in connection with the offer or sale of the Shares and the Warrants as contemplated by this Agreement or any other agreement to which the Company is a party. The Company is eligible to register its Common Stock for resale by the Purchasers under Form S-1 promulgated under the Securities Act.

3.21 Registration Rights. Except as set forth on Schedule 3.21, there are no Persons with registration or other similar rights (including “piggy-back” registration rights) to have any securities registered by the Company under the Securities Act which have not been satisfied.

3.22 Related-Party Transactions. Except as set forth on Schedule 3.22, neither the Company nor any of its officers, directors or five-percent shareholders nor any family member of any officer, director or five-percent shareholder of the Company has borrowed any moneys from or has outstanding any indebtedness or other similar obligations to the Company or any Subsidiary. Except as set forth on Schedule 3.22, no director or five-percent shareholder nor any family member of any officer, director or five-percent shareholder of the Company or any Subsidiary (i) owns any direct or indirect interest constituting more than a 1% equity (or similar profit participation) interest in, or controls or is a director, officer, partner, member or employee of, or consultant or lender to or borrower from, or has the right to participate in the profits of, any person or entity which is a participant in any transaction to which the Company or any Subsidiary is a party or (ii) is a party to any contract, agreement, commitment or other arrangement with the Company or any Subsidiary or (iii) has entered into any transaction with the Company or any Subsidiary that would be required to be disclosed under Item 404 of Regulation S-K.

3.23 Sarbanes-Oxley Act. The Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Company nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

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3.24 Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s Form 10-KSB or 10-QSB, as the case may be, is being prepared. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures in accordance with Item 307 of Regulation S-B under the Exchange Act for the Company’s most recently ended fiscal quarter or fiscal year-end (such date, the “Evaluation Date”). The Company presented in its most recently filed Form 10-KSB or Form 10-QSB the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 308(c) of Regulation S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls.

3.25 Solvency. Based on the financial condition of the Company as of the Closing Date (and assuming that the Closing shall have occurred), (i) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).

3.26 Application of Takeover Protections. The Company has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Certificate of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under this Agreement, the Registration Rights Agreement and the Warrants, including without limitation the Company’s issuance of the Shares and Warrants and the Investors’ ownership of the Shares and Warrants.

3.27 No Additional Agreements. The Company does not have any agreement or understanding with any Purchaser with respect to the transactions contemplated by this Agreement, other than as specified in this Agreement, the Registration Rights Agreement, the Warrants or in Schedule 3.27.

3.28 Consultation with Auditors. The Company has consulted its independent registered public accounting firm concerning the accounting treatment of the transactions contemplated by this Agreement, and in connection therewith has furnished such auditors complete copies of this Agreement, the Registration Rights Agreement and the Warrants.

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3.29 General Solicitation. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of any Person with respect to offers or sales of the Shares or the Warrants.

3.30 Disclosure. Neither this Agreement nor the SEC Documents taken together contain any untrue statement of a material fact nor omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. Neither the Company nor any Person on its behalf, has provided any of the Purchasers or their agents or counsel with any information that constitutes, or might reasonably be expected to constitute, material, non-public information, except insofar as the existence and terms of the proposed transactions contemplated hereunder may constitute such information. The Company understands and confirms that each of such Purchasers will rely on the foregoing representations in effecting transactions in securities of the Company.

4. Representations, Warranties and Agreements of the Purchasers. Each Purchaser severally for itself, and not jointly with the other Purchasers, represents and warrants to, and agrees with, the Company as follows:

4.1 Authorization. Such Purchaser has all requisite power under its constituent documents to enter into each of this Agreement and to carry out and perform its obligations under the terms of this Agreement. All action on the part of such Purchaser and, if applicable, its officers, directors, stockholders, managers, members and equity holders necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein has been taken. When executed and delivered, this Agreement will constitute the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles.

4.2 Purchase Entirely for Own Account. Such Purchaser is acquiring the Shares and the Warrants being purchased by it hereunder for investment, for its own account, and not with a view to distribution thereof in violation of the Securities Act.

4.3 Investor Status; Etc. Such Purchaser certifies and represents to the Company that at the time such Purchaser acquires any of the Shares or Warrants, such Purchaser will be an "Accredited Investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act and was not organized for the purpose of acquiring the Shares or the Warrants. Such Purchaser's financial condition is such that it is able to bear the risk of holding the Shares, the Warrants or the Warrant Shares for an indefinite period of time and the risk of loss of its entire investment. The foregoing shall in no way limit or modify the representations of the Company set forth in Section 3 hereof.

4.4 Shares and Warrants Not Registered. Such Purchaser understands that the Shares and the Warrants have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Shares and the Warrants must continue to be held by such Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration.

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4.5 Brokers. Such Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

4.6 Agreement with Respect to Short Sales. Neither the Purchasers nor any of their respective Affiliates nor any person acting on their behalf will have entered into for a period of five (5) days prior to the Closing Date, any "short sale" (as such term is defined in Rule 3b-3 under the Securities Exchange Act of 1934, as amended).

The Company acknowledges and agrees that no Purchaser has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 4.

5. Conditions Precedent.

5.1 Conditions to the Obligation of the Purchasers to Consummate the Closing. The obligation of each Purchaser to consummate the Closing and to purchase and pay for the Shares and the Warrants being purchased by it pursuant to this Agreement is subject to the satisfaction of the following conditions precedent (or waiver by such Purchaser) at or before Closing:

(a) The representations and warranties contained herein of the Company that are qualified as to "materiality" shall be true and correct, and the representations and warranties contained herein of the Company that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date (except for such representations and warranties which are made expressly as of a specified date or period, which shall be true and correct or true and correct in all material respects, as herein above required, as of such specified date or period).

(b) The Company shall have performed all covenants, agreements, obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

(c) Prior to the Closing Date, no event or series of events shall have occurred which has had or reasonably could have a Material Adverse Effect on the Company or any Subsidiary.

(d) No suit, statute, rule, regulation, action, or other proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

(e) The purchase of and payment for the Shares and the Warrants by such Purchasers shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby (including, without limitation, the issuance of the Shares, the Warrants and the Warrant Shares) shall have been duly obtained or made and shall be in full force and effect.

(f) The Company shall have complied with all applicable requirements of federal and state securities or "blue sky" laws with respect to the issuance of the Shares and the Warrants, and each Purchaser, at such Purchaser's request, shall have been provided reasonable evidence thereof.

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(g) The Common Stock of the Company (i) shall be designated for quotation or listed on the OTC Bulletin Board and (ii) shall not have been suspended from trading on the OTC Bulletin Board.

(h) A certificate shall have been delivered by the Company, signed by its Chief Executive Officer, President or Chief Financial Officer, dated as of the Closing Date, certifying as to the fulfillment of the conditions specified in Sections 5.1(a) and (b).

(i) (i) A copy of the stock certificate shall have been delivered by the Company to each Purchaser representing the number of shares of Common Stock purchased by such Purchaser as set forth opposite such Purchaser’s name on Exhibit A (with the original stock certificate from the Company’s transfer agent delivered on the Business Day following the Closing), and (ii) one or more warrants to purchase the number of shares of Common Stock set forth opposite such Purchaser’s name on Exhibit A shall have been delivered by the Company to a Purchaser, and in each case shall be, registered in the name of such Purchaser or nominee as designated by such Purchaser in writing, free of all restrictive and other legends (except as provided in Section 6.2 hereof).

(j) All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement to be consummated at the Closing shall be satisfactory in form and substance to such Purchaser, and such Purchaser shall have received copies (executed or certified, as may be appropriate) of all documents which such Purchaser may have reasonably requested in connection with such transactions.

(k) No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

(l) The Company shall have delivered to the Purchasers a certificate of the Company executed by the Company's Secretary attaching and certifying to the truth and correctness of (i) the Company's Certificate of Incorporation, (ii) the Company's By-laws and (iii) the resolutions adopted by the Company's Board of Directors in connection with the transactions contemplated by this Agreement.

(m) The Company shall have delivered to the Purchasers a certificate of the Secretary of State of the State of Delaware, dated as of a date within five days of the date of the Closing, with respect to the good standing of the Company.

(n) The Purchasers will have received an opinion on behalf of the Company, dated as of the date of the Closing, from Greenberg Traurig, LLP, counsel to the Company, in a form satisfactory to the Purchasers and addressed to the Purchasers.

(o) The Purchasers shall have committed, pursuant to the terms and subject to the conditions contained in this Agreement, to purchase Shares for an aggregate amount of at least $5.0 million.

5.2 Conditions to the Obligation of the Company to Consummate the Closing. The obligation of the Company to consummate the Closing, to issue and sell to each Purchaser the Shares and the Warrants to be purchased by it at the Closing is subject to the satisfaction of the following conditions precedent (or waiver by the Company) at or before Closing:

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(a) The representations and warranties contained herein of such Purchaser that are qualified as to “materiality” shall be true and correct, and the representations and warranties contained herein of such Purchaser that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date (except for such representations and warranties which are made expressly as of a specified date or period, which shall be true and correct or true and correct in all material respects, as herein above required, as of such specified date or period).

(b) Such Purchaser shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

(c) No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

(d) The sale of the Shares and the Warrants by the Company shall not be prohibited by any law or governmental order or regulation.

(e) The Company shall have received this Agreement and the Registration Rights Agreement (which may be a counterpart signature) from the Purchasers.

(f) No Purchaser nor any of its Affiliates nor any person acting on behalf of such Persons will have entered into for a period of five days prior to the Closing Date, any "short sale" (as such term is defined in Section 6.5 hereof).

(g) The Purchasers shall have committed, pursuant to the terms and subject to the conditions contained in this Agreement, to purchase Shares for an aggregate amount of at least $5.0 million.

6. Transfer; Legends; Future Financings; Short Sales and Additional Agreements.

6.1 Securities Law Transfer Restrictions. No Purchaser shall sell, assign, pledge, transfer or otherwise dispose or encumber any of the Shares, the Warrants, and if applicable, the Warrant Shares, being purchased by it hereunder, except: (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an available exemption from registration under the Securities Act and applicable state securities laws and, if reasonably requested by the Company, upon delivery by such Purchaser of an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer is exempt from registration under the Securities Act and applicable state securities laws. The Company may, and may instruct any transfer agent for the Company, to place such stop transfer orders as may be required on the transfer books of the Company in order to ensure compliance with the provisions of this Section 6.1.

6.2 Legends. Each certificate representing any of the Shares, the Warrants and, if applicable, the Warrant Shares shall be endorsed with a legend in substantially the form set forth below, and each Purchaser covenants that, except to the extent such restrictions are waived by the Company, it shall not transfer the securities represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate:

[NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE BEEN REGISTERED] [THESE SECURITIES HAVE NOT BEEN REGISTERED] WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

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6.3 Removal of Legends. Certificates evidencing Shares and Warrant Shares shall not contain any legend (including the legend set forth in Section 6.2): (i) while a registration statement covering either the Shares or Warrant Shares, as applicable, is effective, or (ii) following a sale or transfer of such Shares or Warrant Shares pursuant to Rule 144 (assuming the transferee is not an Affiliate of the Company), or (iii) while such Shares or Warrant Shares are eligible for sale without any conditions pursuant to Rule 144. If a Purchaser shall make a sale or transfer of Shares or Warrant Shares either (x) pursuant to Rule 144 or (y) pursuant to a registration statement and in each case shall have delivered to the Company or the Company’s transfer agent the certificate representing Shares or Warrant Shares containing a restrictive legend which are the subject of such sale or transfer (the date of such sale or transfer and Share or Warrant Share, as the case may be, delivery being the “Share Delivery Date”) and (1) the Company shall fail to deliver or cause to be delivered to such Purchaser a certificate representing such Shares or Warrant Shares that is free from all restrictive or other legends by the third Trading Day following the Share Delivery Date and (2) following such third Trading Day after the Share Delivery Date and prior to the time such Shares or Warrant Shares are received free from restrictive legends, the Purchaser, or any third party on behalf of such Purchaser, purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Purchaser of such Shares or Warrant Shares (a "Buy-In"), then the Company shall pay in cash to the Purchaser (for costs incurred either directly by such Purchaser or on behalf of a third party) the amount by which the total purchase price paid for Common Stock as a result of the Buy-In (including brokerage commissions, if any) exceed the proceeds received by such Purchaser as a result of the sale to which such Buy-In relates. The Purchaser shall provide the Company written notice indicating the amounts payable to the Purchaser in respect of the Buy-In. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section.

6.4 Participation in Future Financings.

(a) From the date hereof until the date that is 12 months after the Closing, the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Stock or Common Stock Equivalents (any such event a "Subsequent Financing"), without affording each Purchaser the pro rata right (such right to be determined based on the number of Shares purchased on the Closing Date by each such Purchaser as set forth in Exhibit A hereto, divided by the aggregate number of Shares purchased on the Closing Date by all Purchasers) to participate in up to an amount of the Subsequent Financing equal to 100% of the Subsequent Financing (the "Participation Maximum") on the same terms, conditions and price provided for in the Subsequent Financing.

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(b) At least ten Business Days prior to the closing of the Subsequent Financing, the Company shall deliver to each Purchaser a written notice of its intention to effect a Subsequent Financing ("Pre-Notice"), which Pre-Notice shall ask such Purchaser if it wants to review the details of such financing (such additional notice, a "Subsequent Financing Notice"). Upon the request of a Purchaser, and only upon a request by such Purchaser, for a Subsequent Financing Notice, the Company shall promptly, but no later than one Business Day after such request, deliver a Subsequent Financing Notice to such Purchaser. The Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing (including pricing terms and type of securities offered), the amount of proceeds intended to be raised thereunder, the Person or Persons through or with whom such Subsequent Financing is proposed to be effected, and attached to which shall be a term sheet or similar document relating thereto. In the event a Subsequent Financing is not consummated and publicly announced within 30 calendar days following the date such Subsequent Financing Notice is first sent to a Purchaser, the Company shall, on such 30th calendar day, issue a press release regarding such Subsequent Financing Notice pursuant to Rule 135c under the Securities Act containing only the information regarding such Subsequent Financing that is permitted to be disclosed thereunder, in which case the Subsequent Financing shall be deemed to have been abandoned and the Purchasers shall no longer be deemed to be in possession of any non-public information with respect to the Company.

(c) Any Purchaser desiring to participate in such Subsequent Financing must provide written notice to the Company by not later than 5:00 p.m. (New York time) on the tenth Business Day after all of the Purchasers have received the Pre-Notice that the Purchaser is willing to participate in the Subsequent Financing, the amount of the Purchaser’s participation, and that the Purchaser has such funds ready, willing and available for investment on the terms set forth in the Subsequent Financing Notice. If the Company receives no notice from a Purchaser as of such tenth Business Day, such Purchaser shall be deemed to have notified the Company that it does not elect to participate.

(d) If by 5:00 p.m. (New York time) on the tenth Business Day after all of the Purchasers have received the Pre-Notice, notifications by the Purchasers of their willingness to participate in the Subsequent Financing (or to cause their designees to participate) is, in the aggregate, less than the total amount of the Subsequent Financing, then the Company may effect the remaining portion of such Subsequent Financing on the same terms and with the Persons set forth in the Subsequent Financing Notice within 30 calendar days after the date of the initial Subsequent Financing Notice.

(e) If by 5:00 p.m. (New York time) on the tenth Business Day after all of the Purchasers have received the Pre-Notice, the Company receives responses to a Subsequent Financing Notice from Purchasers seeking to purchase more than the aggregate amount of the Participation Maximum, each such Purchaser shall have the right to purchase the greater of (a) their Pro Rata Portion (as defined below) of the Participation Maximum and (b) the difference between the Participation Maximum and the aggregate amount of participation by all other Purchasers. “Pro Rata Portion” means the ratio of (x) the number of Shares purchased on the Closing Date by a Purchaser participating under this Section 6.4, and (y) the sum of the aggregate number of Shares purchased on the Closing Date by all Purchasers participating under this Section 6.4.

(f) The Company must provide the Purchasers with a second Subsequent Financing Notice, and the Purchasers will again have the right of participation set forth above in this Section 6.4, if the Subsequent Financing subject to the initial Subsequent Financing Notice is not consummated for any reason on the terms set forth in such Subsequent Financing Notice within 30 calendar days after the date of the initial Subsequent Financing Notice. Any securities not acquired by the Purchasers or other persons in accordance with this Section 6.4 may not be issued, sold or exchanged until they are again offered to the Purchaser under the procedures specified in this Agreement.

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(g) Notwithstanding the foregoing, this Section 6.4 shall not apply in respect of securities issued pursuant to acquisitions or strategic transactions, provided any such issuance shall only be to a Person which is, itself or through its Subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

6.5 Short Sales. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any Short Sales (as defined below) during the period commencing on the date hereof and ending 12 months after the Closing. For purposes of this Section 6.5, “Short Sales” means “short sales,” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

6.6 Furnishing of Information. As long as any Purchaser owns the Shares and Warrant Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. As long as any Purchaser owns the Shares and Warrant Shares, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) such information as is required for the Purchasers to sell the Shares and Warrant Shares under Rule 144. The Company further covenants that it will take such further action as any holder of Shares and Warrant Shares may reasonably request, all to the extent required from time to time to enable such Person to sell the Shares and Warrant Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144.

6.7 Integration. The Company shall not, and shall use its best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Shares and Warrants in a manner that would require the registration under the Securities Act of the sale of the Shares and Warrants to the Purchasers, or that would be integrated with the offer or sale of the Shares and Warrants for purposes of the rules and regulations of any Trading Market in a manner that would require stockholder approval of the sale of the securities to the Purchasers.

6.8 Subsequent Registrations. Other than pursuant to the Registration Rights Agreement, prior to the first to occur of (a) the effective date of the Registration Statement (as defined in the Registration Rights Agreement), or (b) such time as the Warrant Shares may be sold by the Purchasers pursuant to Rule 144, the Company may not file any registration statement (other than on Form S-8) with the Commission with respect to any securities of the Company.

6.9 Limitation on Issuance of Future Priced Securities. During the six months following the Closing Date, the Company shall not issue any “Future Priced Securities” as such term is described by NASD IM-4350-1.

6.10 Non-Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing representations in effecting transactions in securities of the Company.

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6.11 Listing of Securities. The Company agrees, (i) if the Company applies to have the Common Stock traded on any other Trading Market, it will include in such application the Shares and Warrant Shares, and will take such other action as is necessary or desirable to cause the Shares and Warrant Shares to be listed on such other Trading Market as promptly as possible, and (ii) it will take all action reasonably necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market.

7. Termination; Liabilities Consequent Thereon. This Agreement may be terminated and the transactions contemplated hereunder abandoned at any time prior to the Closing only as follows:

(a) with respect to a Purchaser, by such Purchaser, upon notice to the Company if the conditions set forth in Section 5.1 shall not have been satisfied on or prior to April 11, 2008; or

(b) with respect to a Purchaser, by the Company, upon notice to such Purchaser if the conditions set forth in Section 5.2 to be satisfied by such Purchaser shall not have been satisfied on or prior to April 11, 2008; or

(c) at any time by mutual agreement of the Company and Purchasers.

Any termination pursuant to this Section 7 shall be without liability on the part of any party, unless such termination is the result of a material breach of this Agreement by a party to this Agreement in which case such breaching party shall remain liable for such breach notwithstanding any termination of this Agreement.

8. Miscellaneous Provisions.

8.1 Indemnification. In addition to the indemnity provided in the Registration Rights Agreement, the Company will indemnify and hold the Purchasers and their directors, officers, shareholders, partners, employees and agents (each, an “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (collectively, “Losses”), that any such Purchaser Party may suffer or incur as a result of or relating to any misrepresentation, breach or inaccuracy of any representation, warranty, covenant or agreement made by the Company in this Agreement, the Registration Rights Agreement or the Warrant, unless any such Losses were as a result of such Purchaser Party’s gross negligence, willful misconduct or bad faith. In addition to the indemnity contained herein, the Company will reimburse any Purchaser Party for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred.

8.2 Use of Proceeds. The Company shall use the net proceeds from the sale of the Shares and Warrants for working capital and other growth initiatives and not for the prepayment of any portion of the Company’s outstanding notes or debentures prior to their currently-stated maturity date (other than payment of trade payables and accrued expenses in the ordinary course of the Company’s business and consistent with prior practices), or to redeem any Common Stock or Common Stock Equivalents.

8.3 Filings. The Company shall make all necessary filings with the SEC and "blue sky" filings required to be made by the Company in connection with the sale of the Shares and, if applicable, the Warrant Shares to the Purchasers as required by all applicable laws, and shall provide a copy thereof to the Purchasers promptly after such filing.

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8.4 Public Statements or Releases. Each of the parties to this Agreement agrees that it shall not make, issue, or release any announcement, whether to the public generally, or to any of its suppliers or customers, with respect to this Agreement or the transactions provided for herein, or make any statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without the prior consent of the other parties, which shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, nothing in this Section 8.4 shall prevent any party hereto from making such public announcements or filings as it may consider necessary in order to satisfy its legal obligations, or from releasing a public statement acceptable to each of the parties hereto upon the completion of the offering contemplated hereby. Notwithstanding the foregoing, as soon as possible but not later than 9:00 a.m. (New York time) on the first Business Day following the Closing Date, the Company will issue a press release acceptable to the Placement Agent and the Purchasers and in accordance with applicable law describing the transactions contemplated by this Agreement, and promptly thereafter file a Current Report on Form 8-K with the SEC, attaching such press release, this Agreement, the Registration Rights Agreement and the form of Warrant.

8.5 Further Assurances. The parties agree to cooperate fully to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by any party to better evidence and reflect the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Agreement.

8.6 Rights Cumulative. Each and all of the various rights, powers and remedies of the parties hereto shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy shall neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such party.

8.7 Notices.

(a) Any notices, reports or other correspondence (hereinafter collectively referred to as “Correspondence”) required or permitted to be given hereunder shall be sent by postage prepaid first class mail, courier or facsimile or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

(b) All Correspondence to the Company shall be addressed as follows:

Odyne Corporation
89 Cabot Court, Suite L
Hauppauge, New York 11788
Attention: Mr. Alan Tannenbaum
                   Chief Executive Officer
Facsimile: (631) 750-1011

with a copy to:

Greenberg Traurig, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, NY 10166
Attention: Spencer G. Feldman, Esq.
Facsimile: (212) 801-6400

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(c) All Correspondence to any Purchaser shall be sent to such Purchaser at the address set forth in Exhibit A.

(d) Any Person may change the address to which correspondence to it is to be addressed by notification as provided for herein.

8.8 Captions. The captions and paragraph headings of this Agreement are solely for the convenience of reference and shall not affect its interpretation.

8.9 Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.10 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

8.11 Fees, Costs and Expenses. All fees, costs and expenses (including attorneys' fees and expenses) incurred by any party hereto in connection with the preparation, negotiation and execution of this Agreement and the exhibits hereto and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of, any governmental authorities), shall be the sole and exclusive responsibility of such party, except as provided in the Placement Agent Agreement between the Company and the Placement Agent.

8.12 Assignment. The rights and obligations of the parties hereto shall inure to the benefit of and shall be binding upon the authorized successors and permitted assigns of each party. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers. Any Purchaser may assign its rights under this Agreement to any person to whom the Purchaser assigns or transfers any Shares, Warrants, and, if applicable, Warrant Shares provided that such transferee agrees in writing to be bound by the terms and provisions of this Agreement, and such transfer is in compliance with the terms and provisions of this Agreement and permitted, with the approval of counsel to the Company, by federal and state securities laws.

8.13 Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Shares and Warrants.

8.14 Entire Agreement. This Agreement, the Registration Rights Agreement, the Warrants and exhibits attached hereto and incorporated herewith constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral.

8.15 Amendments. No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and (a) prior to Closing, Purchasers who represent at least 80% of the Shares being sold hereunder or (b) following Closing, Purchasers holding at least 80% of the Shares then held by such Purchasers; provided, however, that, in each case, no such amendment shall increase the obligations of any Purchaser without such Purchaser's written consent.

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8.16 Confidential Information. Each of the Company and each Purchaser agrees to keep confidential, and not to disclose to or use for the benefit of any third party, the terms of this Agreement or any other information which at any time is communicated by the other party as being confidential, without the prior written approval of the other party; provided, however, that this provision shall not apply to information which, at the time of disclosure, is already part of the public domain (except by breach of this Agreement) and information which is required to be disclosed by law (including, without limitation, pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act and the Exchange Act) and provided further the Company will not furnish confidential information to a Purchaser without (i) informing such Purchaser regarding the nature of such information and (ii) receiving the prior express written agreement of such Purchaser. Notwithstanding anything herein to the contrary, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, any such information relating to the tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with any applicable federal or state securities laws.

8.17 Stock Splits, Dividends and other Similar Events. The provisions of this Agreement shall be appropriately adjusted to reflect any stock split, stock dividend, reorganization or other similar event that may occur with respect to the Company after the date hereof.

8.18 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 8.1 (as to each Purchaser Party).

8.19 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement, the Registration Rights Agreement or the Warrants (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the New York Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the any of this Agreement, the Registration Rights Agreement or the Warrants), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Agreement, the Registration Rights Agreement or the Warrants, then the prevailing party in such Proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

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8.20 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) this Agreement, the Registration Rights Agreement or the Warrants, whenever any Purchaser exercises a right, election, demand or option under this Agreement, the Registration Rights Agreement or the Warrants and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

8.21 Replacement of Securities. If any certificate or instrument evidencing any Shares or Warrant Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares or Warrant Shares. If a replacement certificate or instrument evidencing any Shares or Warrant Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

8.22 Limitation of Liability. Notwithstanding anything herein to the contrary, the Company acknowledges and agrees that the liability of a Purchaser arising directly or indirectly, under this Agreement, the Registration Rights Agreement or the Warrants of any and every nature whatsoever shall be satisfied solely out of the assets of such Purchaser, and that no trustee, officer, other investment vehicle or any other Affiliate of such Purchaser or any Purchaser, shareholder or holder of shares of beneficial interest of such a Purchaser shall be personally liable for any liabilities of such Purchaser.

8.23 Counterparts. This Agreement may be executed simultaneously in two or more counterparts (including via facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK;
SIGNATURE PAGE FOLLOWS.]

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IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the day and year first above written.

ODYNE CORPORATION

By:  /s/ Alan Tannenbaum
Name: Alan Tannenbaum
Title:   Chief Executive Officer

[Investor signature pages follow]

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Investor Signature Page

Odyne Corporation

Securities Purchase Agreement

The undersigned hereby executes and delivers the Securities Purchase Agreement (the “Agreement”) to which this signature page is attached, which, together with all counterparts of the Agreement and signature pages of the other parties named in the Agreement, shall constitute one and the same document in accordance with the terms of the Agreement.

Print Name:

By:

Name:

Title:

Address:

Telephone:

Facsimile:

E-mail:

SSN/EIN#:

Number of Shares of Common Stock
Purchased:

Number of Warrants Purchased:

Aggregate Purchase Price:

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EXHIBIT A

INVESTORS

PURCHASER	ADDRESS	NUMBER OF SHARES TO BE PURCHASED	SHARES TO BE ISSUED UPON EXERCISE OF WARRANTS	PURCHASE PRICE
The Quercus Trust	1835 Newport Blvd. A109-PMB 467 Costa Mesa, California 92627	8,33 3,333	8,333,333	$5,000,000

Spinel Finance LLC	310 East Shore Road, Suite 311 Great Neck, New York 16023	3,333,333	3,333,333	$2,000,000

Total		11,666,666	11,666,666	$7,000,000

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EXHIBIT B

FORM OF WARRANT

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EXHIBIT C

REGISTRATION RIGHTS AGREEMENT

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Exhibit I

ODYNE CORPORATION
89 Cabot Court, Suite L
Hauppauge, New York 11788

March 27, 2008

The Quercus Trust
1835 Newport Blvd.
A109-PMB 467
Costa Mesa, California 92627

Spinel Finance LLC
310 East Shore Road, Suite 311
Great Neck, New York 11023

Ladies and Gentlemen:

Reference is made to the Securities Purchase Agreement, dated as of March __, 2008 (the “Purchase Agreement”), by and between Odyne Corporation, a Delaware corporation (the “Company”), and each of the several purchasers named in Exhibit A attached thereto (the “Purchasers”), pursuant to which the Company has agreed to issue and sell to the Purchasers an aggregate of up to 11,666,667 shares of Common Stock and warrants to purchase up to an equivalent number of shares of Common Stock. All capitalized terms not defined herein shall have the meaning ascribed to them in the Purchase Agreement and the Warrants (as defined in the Purchase Agreement), respectively.

The Company hereby agrees to the following:

(a) Within 150 calendar days following the Closing Date, the Company shall cause a registration statement on Form S-3 (or Form S-1 or such other Form appropriate for such purpose) (the “Registration Statement”) to be filed with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act with respect to (i) the Shares and (ii) the Warrant Shares to be issued to or on behalf of the Purchasers at the Closing pursuant to Section 2.1 of the Purchase Agreement (together, the “Registrable Securities”). Such Registration Statement (and any additional registration statement) shall contain the "Plan of Distribution" attached hereto as Annex A. The Company shall cause such Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, no later than 240 calendar days following the Closing Date (the “Outside Date”), and shall use its reasonable best efforts to keep the Registration Statement continuously effective for three years after the effective date of the Registration Statement (the “Effectiveness Period”). By 5:00 p.m. (New York City time) on the Business Day immediately following the effective date of such Registration Statement (or any additional registration statement), the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such Registration Statement (or any additional registration statement), whether or not such filing is technically required under such Rule. For purposes of this Agreement, “registration statement” refers to any registration statement (including the Registration Statement) covering the Registrable Securities or listing either of the Purchasers as a “Selling Stockholder.”

(b) (i) Notwithstanding anything to the contrary contained in this Agreement, if the staff of the Commission (the “Staff”), or the Commission, seeks to characterize any offering pursuant to a registration statement filed in accordance with this Agreement as constituting a primary offering of securities by or on behalf of the Company, or in any other manner, such that the Staff or the Commission does not permit such registration statement (including the Registration Statement) to become effective and used for resales in a continuous at the market offering pursuant to Rule 415 under the Securities Act by the Purchasers (or as otherwise may be acceptable to each Purchaser) without being named therein as “underwriters” (a “Resale Registration Statement”), and the Company has used its best efforts to contest such determination and in such regard uses its reasonable best efforts to cause the Commission to permit the affected Purchasers or their respective counsel to participate in Commission conversations on such issues with the Company and the Company timely conveys relevant information concerning such issues with the affected Purchasers and their respective counsel, then the Company shall have the right to reduce the number of Registrable Securities to be included in such registration statement by all Purchasers, to the extent that the Staff or the Commission shall permit such registration statement to become effective as a Resale Registration Statement. In making such reduction, subject to the last sentence of this paragraph (b)(i), the Company shall reduce the number of Registrable Securities (first as to any Shares and second as to any Warrant Shares) to be included by all Purchasers on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each Purchaser), unless the inclusion of Registrable Securities by a particular Purchaser or a particular type of Purchasers is the cause of the refusal by the Staff or the Commission to allow such registration statement to become effective as a Resale Registration Statement, in which event the Registrable Securities held by such Purchaser or type of Purchasers shall be the only Registrable Securities subject to reduction (and if by a set of Purchasers on a pro rata basis with respect to such Purchasers or on such other basis as would result in the exclusion of the least number of shares by all such Purchasers). In addition, if the Staff or the Commission requires any Purchaser seeking to sell under a Registration Statement filed pursuant to this Agreement to be identified as an “underwriter” in order to permit such Registration Statement to become effective, and such Purchaser does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall be entitled, following good faith discussions with the Staff and/or the Commission and the affected Purchaser, to reduce the total number of Registrable Securities to be registered on behalf of such Purchaser, until such time as the Staff or the Commission does not require such identification. Notwithstanding the foregoing, any reduction pursuant to this paragraph (b)(i) shall first be applied pro-rata to (i) any securities not issued pursuant to the Purchase Agreement and (ii) any securities issued or issuable to any placement agent in connection with the transactions contemplated by the Purchase Agreement.

(ii) In the event of any reduction in Registrable Securities to be included in a registration statement (including the Registration Statement) pursuant to this paragraph, an affected Purchaser shall have the right, upon delivery of a written request to the Company signed by such Purchaser, to require the Company to file an additional registration statement(s) on Form S-3 (or Form S-1 or such other Form appropriate for such purpose) with the Commission under the Securities Act for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act within 90 calendar days after the Company’s receipt of any such request (the “Additional Filing Date”) for resale by such Purchaser, in a manner reasonably acceptable to such Purchaser, of any Registrable Securities which are not then covered by an existing and effective registration statement (including the Registration Statement) and the Company shall following such request use its reasonable best efforts to cause such additional registration statement(s) to be declared effective under the Securities Act as soon as possible but, in any event, no later than 60 calendar days following the applicable Additional Filing Date (the “Additional Outside Date”), and kept continuously effective for three years after the effective date of any such registration statement (in each such case, the “Additional Effectiveness Period”) (it being understood that the demand right under this sentence may be exercised by a Purchaser multiple times and with respect to limited amounts of Registrable Securities to the extent limitations are required in order to permit the resale thereof by such Purchaser pursuant to a Resale Registration Statement as contemplated above); and the Company shall otherwise use its reasonable best efforts to satisfy the registration rights set forth in this Agreement as promptly as practicable.

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(c) If for any reason or for no reason whatsoever, either (i) the Registration Statement is not declared effective by the Commission prior to the Outside Date or any additional registration statement is not filed by the Additional Filing Date or is not declared effective by the Commission prior to the Additional Outside Date, or (ii) after the effective date of the Registration Statement (or any additional registration statement), without regard for the reason thereunder or efforts therefor, such Registration Statement (or any additional registration statement) ceases for any reason to be effective and available to the Purchasers as to such Registrable Securities to which it is required to cover at any time prior to the expiration of the Effectiveness Period or Additional Effectiveness Period, as the case may be, for more than an aggregate of 30 Trading Days (which need not be consecutive), or (iii) following the expiration of the Effectiveness Period or any Additional Effectiveness Period, any portion of this Warrant remains outstanding and/or unexercised, as to any Warrant Shares previously covered by the respective existing and effective registration statement, then in any such case, a Purchaser may notify the Company in a Notice of Cashless Exercise, attached as Exhibit B to the Warrant, of its election to utilize cashless exercise under the Warrant relating to the Warrant Shares that are not then covered by an existing and effective registration statement (including the Registration Statement) (but only after exercising for cash Warrant Shares that are then covered by an existing and effective registration statement (including the Registration Statement)), in which event the Company shall issue to the Purchaser the number of Warrant Shares determined in accordance with the cashless exercise provisions of the Warrant.

(d) Until the Registration Statement (or any additional registration statement) has become effective under the Securities Act, each certificate representing the Registrable Securities, and all certificates and instruments issued in transfer thereof, shall be endorsed with the restrictive legend as set forth in Section 6.2 of the Purchase Agreement. Upon the effectiveness of the Registration Statement (or any additional registration statement), the Company shall, upon the request of any Purchaser, issue to such Purchaser a replacement certificate without such legend in exchange for any such legended certificate (as to the Shares) and issue to such Purchaser upon exercise of its Warrants a certificate without such legend in any and all cases in accordance with the provisions of the Purchase Agreement.

(e) Each Purchaser agrees to furnish to the Company a completed Questionnaire in the form attached to this Agreement as Annex B (a “Selling Holder Questionnaire”). Not less than four Trading Days prior to the filing of the Registration Statement (or any additional registration statement) or any related Prospectus or any amendment or supplement thereto, the Company shall furnish to each Purchaser copies of the “Selling Stockholders” section of such document, the “Plan of Distribution” and any risk factor contained in such document that addresses specifically this transaction or the Selling Stockholders, as proposed to be filed which documents will be subject to the review of such Purchaser. The Company shall not file a registration statement (including the Registration Statement), any Prospectus or any amendments or supplements thereto in which the “Selling Stockholder” section thereof differs from the disclosure received from a Purchaser in its Selling Holder Questionnaire (as amended or supplemented). The Company will not name the Purchaser as an “underwriter” in any registration statement without the Purchaser’s prior written consent.

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(f) The Company shall (i) prepare and file with the Commission such amendments, including post-effective amendments, to such Registration Statement (or any additional registration statement) and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement (or any additional registration statement) continuously effective as to the applicable Registrable Securities for its Effectiveness Period or Additional Effectiveness Period, as the case may be, and prepare and file with the Commission such additional registration statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to the Registration Statement (and any additional registration statements) or any amendment thereto and, as promptly as reasonably possible provide the Purchasers true and complete copies of all correspondence from and to the Commission relating to such Registration Statement (and any additional registration statements) that would not result in the disclosure to the Purchasers of material and non-public information concerning the Company; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statement (and any additional registration statement) and the disposition of all Registrable Securities covered by each registration statement (including the Registration Statement).

(g) The Company shall notify the Purchasers as promptly as reasonably possible (and, in the case of (i)(A) below, not less than three Trading Days prior to such filing and, in the case of (v) below, not less than three Trading Days prior to the financial statements in any registration statement (including the Registration Statement) becoming ineligible for inclusion therein) and (if requested by any such Person) confirm such notice in writing no later than one Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to any registration statement (including the Registration Statement) is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of any registration statement (including the Registration Statement) and whenever the Commission comments in writing on any registration statement (including the Registration Statement) (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Purchasers that pertain to the Purchasers as a Selling Stockholder or to the Plan of Distribution, but not information which the Company believes would constitute material and non-public information); and (C) with respect to each registration statement (including the Registration Statement) or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a registration statement (including the Registration Statement) or Prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement (including the Registration Statement) covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes the financial statements included in a registration statement (including the Registration Statement) ineligible for inclusion therein or any statement made in a registration statement (including the Registration Statement) or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such registration statement (including the Registration Statement), Prospectus or other documents so that, in the case of such registration statement (including the Registration Statement) or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Upon the occurrence of any event contemplated by clause (v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the affected registration statements (including the Registration Statement) or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no registration statement (including the Registration Statement) nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

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(h) The Company shall furnish to all Purchasers, at the Company’s expense, such number of copies of any registration statement (including the Registration Statement) and each amendment and supplement thereto, preliminary prospectus, final prospectus and such other documents as such Purchasers may reasonably request in order to facilitate the public offering of their shares of Common Stock.

(i) The Company shall promptly, at the Company’s expense, use its reasonable best efforts to register or qualify any shares of Common Stock covered by any registration statement (including the Registration Statement) under such state securities or blue sky laws of such jurisdictions as such Purchasers participating in such registration may reasonably request, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified.

(j) The Company shall notify the Purchasers, promptly after it shall receive notice thereof, of the date and time when any registration statement (including the Registration Statement) and each post-effective amendment thereto has become effective or a supplement to any prospectus forming a part of any registration statement (including the Registration Statement) has been filed.

(k) The Company shall advise the Purchasers, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of any registration statement (including the Registration Statement) or the initiation or threatening of any proceeding for the purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

(l) All registration-related fees and expenses incident to the performance of or compliance with this Agreement incurred by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a registration statement (including the Registration Statement).

(m) Neither the Company nor any of its security holders (other than the Purchasers in such capacity pursuant hereto) may include securities of the Company in the Registration Statement other than the Registrable Securities, and the Company shall not during the Effectiveness Period enter into any agreement providing any such right to any of its security holders to be so included.

(n) (i) The Company hereby agrees to indemnify and hold harmless each Purchaser, the officers, directors, agents, investment advisors, partners, members and employees of each of them, each Person who controls any such Purchaser (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person from and against (collectively, a “Purchaser Party”), and agrees to reimburse such Purchaser Party with respect to, any and all claims, actions (actual or threatened), demands, losses, damages, liabilities, costs and expenses to which such Purchaser Party may become subject, insofar as such claims, actions, demands, losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement (or any additional registration statements), any prospectus contained therein, or any amendment or supplement thereto, or are caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company shall not be liable in any such case to the extent that any such claim, action, demand, loss, damage, liability, cost or expense is caused by an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by such Purchaser for use in the preparation thereof; provided further, however, that this indemnity is subject to the condition that insofar as it relates to any untrue statement, omission or alleged omission made in a preliminary prospectus but eliminated or remedied in the final prospectus, such indemnity shall not inure to the benefit of any Purchaser Party if a copy of the final prospectus was not furnished to the Person asserting the claim, action, demand, loss, damage or liability.

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(ii) Each Purchaser, severally and not jointly, hereby agrees to indemnify and hold harmless the Company, its officers, directors, agents and employees and each Person who controls the Company within the meaning of the Securities Act, from and against, and agrees to reimburse the Company, its officers, directors, agents and employees and controlling Persons with respect to, any and all claims, actions, demands, losses, damages, liabilities, costs or expenses to which the Company, its officers, directors, agents and employees or such controlling Persons may become subject under the Securities Act or otherwise, insofar as such claims, actions, demands, losses, damages, liabilities, costs or expenses are caused by any untrue or alleged untrue statement of any material fact contained in the Registration Statement, any prospectus contained or any amendment or supplement thereto, or are caused by the omission or the alleged omission to state therein a material required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in conformity with information furnished in writing by such Purchaser for use in the preparation thereof. In no event shall the liability of any Purchaser hereunder be greater in amount than the dollar amount of the net proceeds received by such Purchaser upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(iii) If any claim shall be asserted against any person (an “Indemnified Person”) for which such Person intends to seek indemnification pursuant to Section (m)(i) or (ii), as the case may be, such Indemnified Person shall give prompt written notice to the Company or the Purchaser, as the case may be, of the nature of such claim, but the failure to give such notice shall not relieve the Company or the Purchasers, as the case may be, of their obligations under this Section (m) unless it or they have been prejudiced substantially thereby. The Company or the Purchasers shall have the exclusive right to conduct, at their expense, through counsel of its or their own choosing, which counsel is approved by the Indemnified Person (which approval may not be unreasonably withheld), the defense of any such claim, and may compromise or settle such claims solely with the prior written consent of Company or the Purchaser, as applicable (which consent shall not be unreasonably withheld). Unless otherwise waived in writing any such compromise or settlement shall include a full release of liability.

(o) This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(p) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective Affiliates, employees or agents) will be commenced in the New York Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

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The Company hereby confirms that this Agreement has been duly authorized by its Board of Directors.

If the foregoing is acceptable to you, please sign below where indicated and return a copy of this letter to the Company, whereupon this letter shall become a binding agreement between us.

ODYNE CORPORATION

By:      /s/ Alan Tannenbaum
Alan Tannenbaum
Chief Executive Officer
Agreed to and Accepted:

THE QUERCUS TRUST

By:____________________________
      Name:
      Title:

SPINEL FINANCE LLC

By:____________________________
      Name:
      Title:

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Annex A

Plan of Distribution

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

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The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this Registration Statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

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Annex B

ODYNE CORPORATION

Selling Securityholder Notice and Questionnaire

The undersigned beneficial owner of common stock (the “Common Stock”), of Odyne Corporation, a Delaware corporation (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a Registration Statement for the registration and resale of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement, dated as of March __, 2007 (the “Registration Rights Agreement”), among the Company and the Purchasers named therein. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1. Name.

(a)	Full Legal Name of Selling Securityholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities listed in Item 3 below are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by the questionnaire):

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2. Address for Notices to Selling Securityholder:

Telephone:

Fax:

Contact Person:

3. Beneficial Ownership of Registrable Securities:

Type and Principal Amount of Registrable Securities beneficially owned:

4. Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐  No ☐

Note:	If yes, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(b)	Are you an affiliate of a broker-dealer?

Yes ☐  No ☐

(c)
If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐  No ☐

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Note:	If no, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

5. Beneficial Ownership of Other Securities of the Company Owned by the Selling Securityholder.

Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3.

Type and Amount of Other Securities beneficially owned by the Selling Securityholder:

6. Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

7. The Company has advised each Selling Stockholder that it may not use shares registered on the Registration Statement to cover short sales of Common Stock made prior to the date on which the Registration Statement is declared effective by the Commission, in accordance with 1997 Securities and Exchange Commission Manual of Publicly Available Telephone Interpretations Section A.65. If a Selling Stockholder uses the prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under the Registration Statement.

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof and prior to the Effective Date for the Registration Statement.

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By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 6 and the inclusion of such information in the Registration Statement and the related prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:	Beneficial Owner:

By: Name: Title:

PLEASE FAX A COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE, AND RETURN THE ORIGINAL BY OVERNIGHT MAIL, TO:

Odyne Corporation
89 Cabot Court, Suite L
Hauppauge, New York 11788
Attention: Mr. Joshua A. Hauser
President and Chief Operating Officer

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